As filed with the Securities and Exchange Commission on January 4, 2016
                                      Registration Nos.   333-________
                                                          811-05279

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                    FORM N-4

                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

                                      and

                          REGISTRATION STATEMENT UNDER
                       THE INVESTMENT COMPANY ACT OF 1940

                                Amendment No. 29

      ALLSTATE LIFE INSURANCE COMPANY VARIABLE ANNUITY SEPARATE ACCOUNT C
             (formerly, Charter National Variable Annuity Account)
                           (Exact Name of Registrant)

                        ALLSTATE LIFE INSURANCE COMPANY
                              (Name of Depositor)
          (Former Depositor, Charter National Life Insurance Company)

                               3075 Sanders Road
                           Northbrook, Illinois 60062
              (Address of Depositor's Principal Executive Offices)
                  Depositor's Telephone Number: (847) 402-5000

                                Jan Fischer-Wade
                        Allstate Life Insurance Company
                            2940 S. 84th Street, 1B3
                            Lincoln, Nebraska 68506
                    (Name and Address of Agent for Service)

                                    Copy to:

                                Stephen E. Roth
                        Sutherland Asbill & Brennan, LLP
                        700 Sixth Street, NW, Suite 700
                           Washington, DC 20001-3960

Title of Securities Being Registered: Units of interest in a separate account under flexible premium deferred variable annuity contracts

Approximate  Date  of  Proposed  Public  Offering:

As  soon  as practicable after the effective date of the Registration statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                           HELMSMAN VARIABLE ANNUITY
                                   Issued by
                        ALLSTATE LIFE INSURANCE COMPANY
          (former Depositor, Charter National Life Insurance Company)

      Allstate Life Insurance Company Variable Annuity Separate Account C
             (formerly, Charter National Variable Annuity Account)

                        Supplement Dated January 4, 2016
                                     to the
                 Prospectus dated May 1, 1991, as Supplemented

              Home Office: 3075 Sanders Road, Northbrook, IL 60062

                            Customer Service Center:
                   P.O. Box 660191, Dallas, Texas 75266-0191
                 2940 S. 84th Street, Lincoln, Nebraska 68506
                                 1-800-242-4402

This supplement amends the prospectus for the Helmsman variable annuity contract ("Contract"), formerly issued by Charter National Life Insurance Company ("Charter National"), to provide information about the merger ("Merger") of Charter National with and into Allstate Life Insurance Company ("ALIC," "Company," "we," "us," "our"). All capitalized terms that are not defined in this prospectus supplement shall have the meanings given to those same terms in your Contract prospectus.

Charter  stopped  issuing  new  Contracts,  effective May 1, 1991. Following the
Merger,  ALIC  will  not  be  issuing  new  Contracts.

Effective on or about January 1, 2016, Charter National merged with and into its affiliate, ALIC. Before the Merger, Charter National was the issuer of the Contract. Upon consummation of the Merger, Charter National's corporate existence ceased by operation of law, and ALIC assumed legal ownership of all of the assets of Charter National, including the separate account that funds the Contract ("Variable Account"), and the assets of the Variable Account. In connection with the Merger, the Variable Account was renamed Allstate Life Insurance Company Variable Annuity Separate Account C. As a result of the Merger, ALIC became responsible for all liabilities and obligations of Charter National, including those created under the Contract. The Contract has thereby become a single premium deferred variable annuity contract funded by a separate account of ALIC. Thus, references to Charter National as depositor of the Variable Account and issuer of the Contract in the May 1, 1991 prospectus, as supplemented, should be replaced by references to ALIC. Similarly, references to the Variable Account as Charter National Variable Annuity Account should be replaced by references to Allstate Life Insurance Company Variable Annuity Separate Account C.

The Merger did not affect the terms of, or the rights and obligations under, your Contract, other than to change the insurance company that is obligated to provide your Contract benefits from Charter National to ALIC. The Merger also did not result in any adverse tax consequences for any Contract owners, and Contract owners will not be charged additional fees or expenses as a result of the Merger. You will receive a Contract endorsement from ALIC that reflects the change from Charter National to ALIC. Until we amend all forms that we use that are related to the Contracts, we may still reflect Charter National in correspondence and disclosure to you.

The  following  variable  investment  options are available under the Contracts:

SUBACCOUNT                                   PORTFOLIO                                        ADVISOR
Deutsche Variable Series I
Deutsche Bond VIP                         Deutsche Bond VIP-Class A                    Deutsche Investment Management Americas Inc.
Deutsche Capital Growth VIP               Deutsche Capital Growth VIP-Class A          Deutsche Investment Management Americas Inc.
Deutsche CROCI(Reg. TM)                   Deutsche CROCI(Reg. TM) International        Deutsche Investment Management Americas Inc.
International VIP                         VIP-Class A

Deutsche Variable Series II
Deutsche Global Income Builder VIP       Deutsche Global Income Builder VIP-Class A    Deutsche Investment Management Americas Inc.
Deutsche Money Market VIP                Deutsche Money Market VIP-Class A             Deutsche Investment Management Americas Inc.

The following replaces the subheading "Scudder Variable Life Investment Fund Annual Expenses" and the disclosure immediately following that subheading in the "FEE TABLE" section of the prospectus:

Total Annual Portfolio Operating Expenses

The next table shows the lowest and highest total operating expenses (before any fee waivers and expense reimbursements) charged by the Portfolios during the fiscal year ended December 31, 2014. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio's fees and expenses is contained in the prospectus for each Portfolio.

Total Annual Portfolio Operating Expenses                                        Lowest          Highest

(total of all expenses that are deducted from Portfolio assets, including management fees, distribution and/or service (12b-1) fees, and other expenses,
as a percentage of average Portfolio assets)                                     0.49%           1.04%

The following replaces the heading "CHARTER AND THE VARIABLE ACCOUNT" and the information under the subheading "Charter National Life Insurance Company" in the prospectus.


                        ALLSTATE LIFE INSURANCE COMPANY
                            AND THE VARIABLE ACCOUNT

ALLSTATE LIFE INSURANCE COMPANY

Allstate Life Insurance Company ("ALIC," "we," "us," "our") was organized in 1957 as a stock life insurance company under the laws of the State of Illinois. ALIC is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company organized under the laws of the State of Illinois. All of the capital stock issued and outstanding of Allstate Insurance Company is owned by The Allstate Corporation.

ALIC is licensed to operate in the District of Columbia, Puerto Rico, and all jurisdictions except the State of New York. Our home office is located at 3075 Sanders Road, Northbrook, Illinois, 60062.

Before January 1, 2016, Charter National Life Insurance Company ("Charter National") issued the Contract. Effective on or about January 1, 2016, Charter National merged with and into its affiliate, ALIC ("Merger"). Upon consummation of the Merger, Charter National's corporate existence ceased by operation of law and ALIC became responsible for all liabilities and obligations of Charter National, including those created under the Contract.

The following updates the information under the subheading "Charter National Variable Annuity Account" in the section of the prospectus currently designated "CHARTER AND THE VARIABLE ACCOUNT."

Since December 21, 1999, in conjunction with the re-domestication of the depositor of the Variable Account to the State of Illinois, the Variable Account has been governed by the laws of the State of Illinois.

Upon consummation of the merger of the depositor of the Variable Account ("Charter National") with and into ALIC, ALIC assumed legal ownership of all of the assets of Charter National, including the Variable Account-the separate account that funds the Contract-and the assets of the Variable Account. As a result of the Merger, ALIC became responsible for all liabilities and obligations of Charter National, including those created under the Contract. The Contract has thereby become a deferred variable annuity contract funded by a separate account of ALIC. In connection with the Merger, the Variable Account was renamed Allstate Life Insurance Company Variable Annuity Separate Account C.

The second paragraph under the subheading "Limitations on Premiums" in the "THE CONTRACT" section of the prospectus is updated by changing the reference from "Charter" to "ALIC" in the first sentence, and adding to the second sentence the parenthetical presented in bold below.

ALIC reserves the right to reject any additional Premium that would (i) cause the total Premiums paid by the Owner under a Contract to exceed $1,000,000 or
(ii) increase a Contract's value in the General Account to over $250,000. With respect to Contracts that qualify as individual retirement annuities under
Section 408(b) of the Code, the total Premiums (including the initial Premium), with respect to any Contract Year, may not exceed $2,000 unless the portion of such Premiums in excess of $2,000 (as adjusted for cost-of living increases) qualifies as a rollover amount or contribution under Section 402(a)(5) or 408(d)(3) or other applicable provisions of the Code. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES - Tax Status of the Contract."

The following updates the information under the subheading "Transfers" in the "THE CONTRACT" section of the prospectus:

Market Timing and Excessive Trading. The Contracts are intended for long-term investment. Market timing and excessive trading can potentially dilute the value of Subaccounts and can disrupt management of a Portfolio and raise its expenses, which can impair Portfolio performance and adversely affect your Contract value. Our policy is not to accept knowingly any money intended for the purpose of market timing or excessive trading. Accordingly, you should not invest in the Contract if your purpose is to engage in market timing or excessive trading, and you should refrain from such practices if you currently own a Contract.

We seek to detect market timing or excessive trading activity by reviewing trading activities. Portfolios also may report suspected market-timing or excessive trading activity to us. If, in our judgment, we determine that the transfers are part of a market timing strategy or are otherwise harmful to the underlying Portfolio, we will impose the trading limitations as described below under "Trading Limitations." Because there is no universally accepted definition of what constitutes market timing or excessive trading, we will use our reasonable judgment based on all of the circumstances.

While we seek to deter market timing and excessive trading in Subaccounts, because our procedures involve the exercise of reasonable judgment, we may not identify or prevent some market timing or excessive trading. Moreover, imposition of trading limitations is triggered by the detection of market timing or excessive trading activity, and the trading limitations are not applied prior to detection of such trading activity. Therefore, our policies and procedures do not prevent such trading activity before it is detected. As a result, some investors may be able to engage in market timing, while others are prohibited, and the Portfolio may experience the adverse effects of market timing and excessive trading described above.

Trading Limitations. We reserve the right to limit transfers among the investment alternatives in any Contract year, to require that all future transfer requests be submitted through U.S. Postal Service First Class Mail thereby refusing to accept transfer requests via telephone, facsimile, Internet, or overnight delivery, or to refuse any transfer request, if:

o we believe, in our sole discretion, that certain trading practices, such as excessive trading, by, or on behalf of, one or more Owners, or a specific transfer request or group of transfer requests, may have a detrimental effect on the accumulation unit value of any Subaccount or on the share price of the corresponding Portfolio or otherwise would be to the disadvantage of other Owners; or
o we are informed by one or more of the Portfolios that they intend to restrict the purchase of Portfolio shares, or we are instructed by one or more Portfolios not to allow a purchase of Portfolio shares, because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the prices of Portfolio shares.

In making the determination that trading activity constitutes market timing or excessive trading, we will consider, among other things:

o the total dollar amount being transferred, both in the aggregate and in the transfer request;
o the number of transfers you make over a period of time and/or the period of time between transfers (note: one set of transfers to and from a Subaccount in a short period of time can constitute market timing);
o whether your transfers follow a pattern that appears designed to take advantage of short term market fluctuations, particularly within certain Subaccount underlying Portfolios that we have identified as being susceptible to market timing activities (e.g., International, High Yield, and Small Cap Subaccounts);
o whether the manager of the underlying Portfolio has indicated that the transfers interfere with Portfolio management or otherwise adversely impact the Portfolio; and
o    the  investment  objectives  and/or  size  of  the  Subaccount  underlying
     Portfolio.

We seek to apply these trading limitations uniformly. However, because these determinations involve the exercise of discretion, it is possible that we may not detect some market timing or excessive trading activity. As a result, it is possible that some investors may be able to engage in market timing or excessive trading activity, while others are prohibited, and the Portfolio may experience the adverse effects of market timing and excessive trading described above.

If we determine that an Owner has engaged in market timing or excessive trading activity, we will require that all future transfer requests be submitted through U.S. Postal Service First Class Mail thereby refusing to accept transfer requests via telephone, facsimile, Internet or overnight delivery. If we determine that an Owner continues to engage in a pattern of market timing or excessive trading activity, we will restrict that Owner from making future additions or transfers into the impacted Subaccount(s) or will restrict that Owner from making future additions or transfers into the class of Subaccount(s) if the Subaccount(s) involved are vulnerable to arbitrage market timing trading activity (e.g., International, High Yield, and Small Cap Subaccounts.

In our sole discretion, we may revise our trading limitations at any time as necessary to better deter or minimize market timing and excessive trading or to comply with regulatory requirements.


The following replaces the information under the heading "CERTAIN FEDERAL INCOME TAX CONSEQUENCES."

FEDERAL TAX MATTERS

The following discussion is general and is not intended as tax advice. ALIC makes no guarantee regarding the tax treatment of any Contract or transaction involving a Contract.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on your individual circumstances. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.

TAXATION OF ALLSTATE LIFE INSURANCE COMPANY (ALIC)

ALIC is taxed as a life insurance company under Part I of Subchapter L of the Code. Since the Variable Account is not an entity separate from ALIC, and its operations form a part of ALIC, it will not be taxed separately. Investment income and realized capital gains of the Variable Account are automatically applied to increase reserves under the Contract. Under existing federal income tax law, ALIC believes that the Variable Account investment income and capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contract. Accordingly, ALIC does not anticipate that it will incur any federal income tax liability attributable to the Variable Account, and therefore ALIC does not intend to make provisions for any such taxes. If ALIC is taxed on investment income or capital gains of the Variable Account, then ALIC may impose a charge against the Variable Account in order to make provision for such taxes.

TAXATION OF VARIABLE ANNUITIES IN GENERAL

Tax Deferral. Generally, you are not taxed on increases in the Contract value until a distribution occurs. This rule applies only where:

o    the Owner is a natural person,
o the investments of the Variable Account are "adequately diversified" according to Treasury Department regulations, and
o ALIC is considered the owner of the Variable Account assets for federal income tax purposes.

Non-Natural Owners. Non-natural Owners are also referred to as Non Living Owners in this prospectus supplement. As a general rule, annuity contracts owned by non-natural persons such as corporations, trusts, or other entities are not treated as annuity contracts for federal income tax purposes. The income on such contracts does not enjoy tax deferral and is taxed as ordinary income received or accrued by the non-natural owner during the taxable year.

Exceptions to the Non-Natural Owner Rule. There are several exceptions to the general rule that annuity contracts held by a non-natural owner are not treated as annuity contracts for federal income tax purposes. Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the contract as agent for a natural person. However, this special exception will not apply in the case of an employer who is the nominal owner of an annuity contract under a Non-Qualified deferred compensation arrangement for its employees. Other exceptions to the non-natural owner rule are: (1) contracts acquired by an estate of a decedent by reason of the death of the decedent; (2) certain qualified contracts; (3) contracts purchased by employers upon the termination of certain Qualified Plans; (4) certain contracts used in connection with structured settlement agreements; and (5) immediate annuity contracts, purchased with a single premium, when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

Grantor Trust Owned Annuity. Contracts owned by a grantor trust are considered owned by a non-natural owner. Grantor trust owned contracts receive tax deferral as described in the "Exceptions to the Non-Natural Owner Rule" section above. In accordance with the Code, upon the death of the annuitant, the death benefit must be paid. According to your Contract, the Death Benefit is paid to the beneficiary. A trust named beneficiary, including a grantor trust, has two options for receiving any death benefits: 1) a lump sum payment, or 2) payment deferred up to five years from date of death.

Diversification Requirements. For a Contract to be treated as an annuity for federal income tax purposes, the investments in the Variable Account must be "adequately diversified" consistent with standards under Treasury Department regulations. If the investments in the Variable Account are not adequately diversified, the Contract will not be treated as an annuity contract for federal income tax purposes. As a result, the income on the Contract will be taxed as ordinary income received or accrued by the Contract Owner during the taxable year. Although ALIC does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.

Ownership Treatment. The Internal Revenue Service ("IRS") has stated that a contract owner will be considered the owner of separate account assets if he possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of the separate account investments may cause an Contract Owner to be treated as the owner of the separate account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct sub-account investments without being treated as owners of the underlying assets of the separate account.

Your rights under the Contract are different than those described by the IRS in private and published rulings in which it found that Contract Owners were not owners of separate account assets. For example, if your Contract offers more than twenty (20) investment alternatives you have the choice to allocate premiums and Contract values among a broader selection of investment alternatives than described in such rulings. You may be able to transfer among investment alternatives more frequently than in such rulings. These differences could result in you being treated as the owner of the Variable Account. If this occurs, income and gain from the Variable Account assets would be includible in your gross income. ALIC does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your Contract. We may modify the Contract as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Variable Account. However, we make no guarantee that such modification to the Contract will be successful.

Taxation of Partial and Full Withdrawals. If you make a partial withdrawal under a Non-Qualified Contract, amounts received are taxable to the extent the Contract Value, without regard to surrender charges, exceeds the investment in the Contract. The investment in the Contract is the gross premium paid for the Contract minus any amounts previously received from the Contract if such amounts were properly excluded from your gross income. If you make a full withdrawal under a Non-Qualified Contract, the amount received will be taxable only to the extent it exceeds the investment in the Contract.

Taxation of Annuity Payments. Generally, the rule for income taxation of annuity payments received from a Non-Qualified Contract provides for the return of your investment in the Contract in equal tax-free amounts over the payment period. The balance of each payment received is taxable. For fixed annuity payments, the amount excluded from income is determined by multiplying the payment by the ratio of the investment in the Contract (adjusted for any refund feature or period certain) to the total expected value of annuity payments for the term of the Contract. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Contract by the total number of expected payments. The annuity payments will be fully taxable after the total amount of the investment in the Contract is excluded using these ratios. If any variable payment is less than the excludable amount you should contact a competent tax advisor to determine how to report any unrecovered investment. The federal tax treatment of annuity payments is unclear in some respects. As a result, if the IRS should provide further guidance, it is possible that the amount we calculate and report to the IRS as taxable could be different. If you die, and annuity payments cease before the total amount of the investment in the Contract is recovered, the unrecovered amount will be allowed as a deduction for your last taxable year.

Partial Annuitization

Effective January 1, 2011, an individual may partially annuitize their Non-Qualified annuity if the contract so permits. The Small Business Jobs Act of 2010 included a provision which allows for a portion of a Non-Qualified annuity, endowment or life insurance contract to be annuitized while the balance is not annuitized. The annuitized portion must be paid out over 10 or more years or over the lives of one or more individuals. The annuitized portion of the contract is treated as a separate contract for purposes of determining taxability of the payments under IRC section 72. We do not currently permit partial annuitization.

Distribution at Death Rules. In order to be considered an annuity contract for federal income tax purposes, the Contract must provide:

o if any Contract Owner dies on or after the Payout Start Date but before the entire interest in the Contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used as of the date of the Contract Owner's death;
o if any Contract Owner dies prior to the Payout Start Date, the entire interest in the Contract will be distributed within 5 years after the date of the Contract Owner's death. These requirements are satisfied if any portion of the Contract Owner's interest that is payable to (or for the benefit of) a designated Beneficiary is distributed over the life of such Beneficiary (or over a period not extending beyond the life expectancy of the Beneficiary) and the distributions begin within 1 year of the Contract Owner's death. If the Contract Owner's designated Beneficiary is the surviving spouse of the Contract Owner (as defined under federal law as individual legally married under state law, but not those in domestic partnerships or civil unions not recognized as legal marriages), the Contract may be continued with the surviving spouse as the new Contract Owner;
o if the Contract Owner is a non-natural person, then the Annuitant will be treated as the Contract Owner for purposes of applying the distribution at death rules. In addition, a change in the Annuitant on a Contract owned by a non-natural person will be treated as the death of the Contract Owner.

Prior to a recent Supreme Court decision, and consistent with Section 3 of the federal Defense of Marriage Act ("DOMA"), same sex marriages under state law were not recognized as same sex marriages for purposes of federal law. However, in United States v. Windsor, the U.S. Supreme Court struck down Section 3 of DOMA as unconstitutional, thereby recognizing for federal law purposes a valid same sex marriage. The Windsor decision means that the favorable tax benefits afforded by the federal tax law to an opposite sex spouse under the Internal Revenue Code (IRC) are now available to a same sex spouse.

On August 29, 2013, the Internal Revenue Service ("IRS") issued guidance on its position regarding same sex marriages for federal tax purposes. If a couple is married in a jurisdiction (including a foreign country) that recognizes same sex marriages, that marriage will be recognized for all federal tax purposes. However, the IRS did not recognize civil unions and registered domestic partnerships as marriages for federal tax purposes. Currently, if a state does not recognize a civil union or a registered domestic partnership as a marriage, it is not a marriage for federal tax purposes.

We will tax report and withhold at the state level consistent with the characterization of a given transaction under federal tax law (for example, a tax free rollover).

Please  consult  with  your  tax  or  legal  advisor before electing the Spousal
Benefit  for  a  same  sex  spouse  or  civil  union  partner.

     Taxation of Annuity Death Benefits. Death Benefit amounts are included in income as follows:

o if distributed in a lump sum, the amounts are taxed in the same manner as a total withdrawal, or
o if distributed under an Income Plan, the amounts are taxed in the same manner as annuity payments.

Medicare Tax on Net Investment Income The Patient Protection and Affordable Care Act, enacted in 2010, included a Medicare tax on "investment income." Thus, in certain circumstances, a 3.8% surtax may be applied on the lesser of (1) net investment income or (2) the excess of "modified adjusted gross income" over a threshold amount. The "threshold amount" is $250,000 for married taxpayers filing jointly, $125,000 for married taxpayers filing separately, $200,000 for single taxpayers, and approximately $12,300 for trusts. The taxable portion of payments received as a withdrawal, surrender, annuity payment, death benefit payment or any other actual or deemed distribution (i.e., earnings) under a Non-Qualified annuity contract will be considered investment income for purposes of this surtax. Please consult a tax advisor for more information.

Penalty Tax on Premature Distributions. A 10% penalty tax applies to the taxable amount of any premature distribution from a Non-Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

o    made on or after the date the Contract Owner attains age 59 1/2,
o made as a result of the Contract Owner's death or becoming totally disabled,
o made in substantially equal periodic payments (as defined by the Code) over the Contract Owner's life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,
o    made under an immediate annuity, or
o    attributable to investment in the Contract before August 14, 1982.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.

Substantially Equal Periodic Payments. With respect to Non-Qualified Contracts using substantially equal periodic payments or immediate annuity payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other material modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the Contract Owner's attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. A material modification does not include permitted changes described in published IRS rulings. You should consult a competent tax advisor prior to creating or modifying a substantially equal periodic payment stream.

Tax Free Exchanges under Internal Revenue Code Section 1035. A 1035 exchange is a tax-free exchange of a Non-Qualified life insurance contract, endowment contract or annuity contract into a Non-Qualified annuity contract. The contract owner(s) must be the same on the old and new contract. Basis from the old contract carries over to the new contract so long as we receive that information from the relinquishing company. If basis information is never received, we will assume that all exchanged funds represent earnings and will allocate no cost basis to them. After you elect an annuity income option under which ALIC will make annuity payments, you are not eligible for a tax-free exchange under Section 1035.

Partial Exchanges. the IRS has issued rulings that permit partial exchanges of annuity contracts. Effective for exchanges on or after October 24, 2011, where there is a surrender or distribution from either the initial annuity contract or receiving annuity contract within 180 days of the date on which the partial exchange was completed, the IRS will apply general tax rules to determine the substance and treatment of the original transfer.

If a partial exchange is retroactively negated, the amount originally transferred to the recipient contract is treated as a withdrawal from the source contract, taxable to the extent of any gain in that contract on the date of the exchange. An additional 10% tax penalty may also apply if the Contract Owner is under age 59 1/2. Your Contract may not permit partial exchanges.

Taxation of Ownership Changes. If you transfer a Non-Qualified Contract without full and adequate consideration to a person other than your spouse (or to a former spouse incident to a divorce), you will be taxed on the difference between the Contract Value and the investment in the Contract at the time of transfer. Any assignment or pledge (or agreement to assign or pledge) of the Contract Value is taxed as a withdrawal of such amount or portion and may also incur the 10% penalty tax.

Aggregation of Annuity Contracts. The Code requires that all Non-Qualified deferred annuity contracts issued by ALIC (or its affiliates) to the same Contract Owner during any calendar year be aggregated and treated as one annuity contract for purposes of determining the taxable amount of a distribution.

INCOME TAX WITHHOLDING

Generally, ALIC is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made or no U.S. taxpayer identification number is provided we will automatically withhold the required 10% of the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory.

ALIC is required to withhold federal income tax using the wage withholding rates for all annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

Generally, code Section 1441 provides that ALIC, as a withholding agent, must withhold 30% of the taxable amounts paid to a non-resident alien not subject to the Foreign Accounts Tax Compliance Act (FATCA). Certain payees may be subject to FATCA, which would require 30% mandatory withholding for certain entities. Please see your personal tax advisor for additional information regarding FATCA. A non-resident alien is someone other than a U.S. citizen or resident alien. We require an original IRS Form W-8 to certify the owners' foreign status. Withholding on taxable distributions may be reduced or eliminated if covered by an income tax treaty between the U.S. and the non resident alien's country of residence. The U.S. does not have a tax treaty with all countries, nor do all tax treaties provide an exclusion or lower withholding rate for taxable annuity distributions.

TAX QUALIFIED CONTRACTS

The income on tax sheltered annuity (TSA) and IRA investments is tax deferred, and the income from annuities held by such plans does not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing an annuity as a TSA or IRA. Tax Qualified
Contracts  are  contracts  purchased  as  or  in  connection  with:

o    Individual Retirement Annuities (IRAs) under Code Section 408(b);
o    Roth IRAs under Code Section 408A;
o    Simplified Employee Pension (SEP IRA) under Code Section 408(k);
o    Savings  Incentive  Match  Plans  for  Employees  (SIMPLE  IRA)  under Code
     Section  408(p);
o    Tax Sheltered Annuities under Code Section 403(b);
o    Corporate and Self Employed Pension and Profit Sharing Plans under Code
     Section 401; and
o State and Local Government and Tax-Exempt Organization Deferred Compensation Plans under Code Section 457.

ALIC reserves the right to limit the availability of the Contract for use with any of the retirement plans listed above or to modify the Contract to conform with tax requirements. If you use the Contract within an employer sponsored qualified retirement plan, the plan may impose different or additional conditions or limitations on withdrawals, waiver of charges, death benefits, Payout Start Dates, income payments, and other Contract features. In addition, adverse tax consequences may result if Qualified Plan limits on distributions and other conditions are not met. Please consult your Qualified Plan administrator for more information. ALIC no longer issues deferred annuities to employer sponsored qualified retirement plans.

The tax rules applicable to participants with tax qualified annuities vary according to the type of contract and the terms and conditions of the endorsement. Adverse tax consequences may result from certain transactions such as excess contributions, premature distributions, and, distributions that do not conform to specified commencement and minimum distribution rules. ALIC can issue an individual retirement annuity on a rollover or transfer of proceeds from a decedent's IRA, TSA, or employer sponsored retirement plan under which the decedent's surviving spouse is the beneficiary. ALIC does not offer an individual retirement annuity that can accept a transfer of funds for any other, non-spousal, beneficiary of a decedent's IRA, TSA, or employer sponsored qualified retirement plan. Note that in 2014, the U.S. Supreme Court ruled that Inherited IRAs, other than IRAs inherited by the owner's spouse, do not qualify as retirement assets for purposes of protection under the federal bankruptcy laws.

Please refer to your Endorsement for IRAs or 403(b) plans, if applicable, for additional information on your death settlement options. In the case of certain Qualified Plans, the terms of the Qualified Plan Endorsement and the plans may govern the right to benefits, regardless of the terms of the Contract.

Taxation of Withdrawals from an Individually Owned Tax Qualified Contract. If you make a partial withdrawal under a Tax Qualified Contract other than a Roth IRA, the portion of the payment that bears the same ratio to the total payment that the investment in the Contract (i.e., nondeductible IRA contributions) bears to the Contract Value, is excluded from your income. We do not keep track of nondeductible contributions, and generally all tax reporting of distributions from Tax Qualified Contracts other than Roth IRAs will indicate that the distribution is fully taxable.

"Qualified  distributions"  from  Roth  IRAs  are  not included in gross income.
"Qualified distributions" are any distributions made more than five taxable years after the taxable year of the first contribution to any Roth IRA and which are:

o     made on or after the date the Contract Owner attains age 59 1/2,
o     made to a beneficiary after the Contract Owner's death,
o     attributable to the Contract Owner being disabled, or
o made for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000).

"Nonqualified distributions" from Roth IRAs are treated as made from contributions first and are included in gross income only to the extent that distributions exceed contributions.

Required Minimum Distributions. Generally, Tax Qualified Contracts (excluding Roth IRAs) require minimum distributions upon reaching age 70 1/2. Failure to withdraw the required minimum distribution will result in a 50% tax penalty on the shortfall not withdrawn from the Contract. Effective December 31, 2005, the IRS requires annuity contracts to include the actuarial present value of other benefits for purposes of calculating the required minimum distribution amount. These other benefits may include accumulation, income, or death benefits. Not all income plans offered under the Contract satisfy the requirements for minimum distributions. Because these distributions are required under the Code and the method of calculation is complex, please see a competent tax advisor.

The Death Benefit and Tax Qualified Contracts. Pursuant to the Code and IRS regulations, an IRA (e.g., traditional IRA, Roth IRA, SEP IRA and SIMPLE IRA) may not invest in life insurance contracts. However, an IRA may provide a death benefit that equals the greater of the purchase payments or the Contract Value. The Contract offers a death benefit that in certain circumstances may exceed the greater of the purchase payments or the Contract Value. We believe that the Death Benefits offered by your Contract do not constitute life insurance under these regulations.

It is also possible that certain death benefits that offer enhanced earnings could be characterized as an incidental death benefit. If the death benefit were so characterized, this could result in current taxable income to a Contract Owner. In addition, there are limitations on the amount of incidental death benefits that may be provided under Qualified Plans, such as in connection with a TSA or employer sponsored qualified retirement plan.

ALIC reserves the right to limit the availability of the Contract for use with any of the Qualified Plans listed above.

Penalty Tax on Premature Distributions from Tax Qualified Contracts. A 10% penalty tax applies to the taxable amount of any premature distribution from a Tax Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

o    made on or after the date the Contract Owner attains age 59 1/2,
o    made as a result of the Contract Owner's death or total disability,
o made in substantially equal periodic payments (as defined by the Code) over the Contract Owner's life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,
o    made after separation from service after age 55 (does not apply to IRAs),
o    made pursuant to an IRS levy,
o    made for certain medical expenses,
o made to pay for health insurance premiums while unemployed (applies only for IRAs),
o    made for qualified higher education expenses (applies only for IRAs)
o made for a first time home purchase (up to a $10,000 lifetime limit and applies only for IRAs), and
o from an IRA or attributable to elective deferrals under a 401(k) plan, 403(b) annuity, or certain similar arrangements made to individuals who (because of their being members of a reserve component) are ordered or called to active duty after Sept. 11, 2001, for a period of more than 179 days or for an indefinite period; and made during the period beginning on the date of the order or call to duty and ending at the close of the active duty period.

During the first 2 years of the individual's participation in a SIMPLE IRA, distributions that are otherwise subject to the premature distribution penalty, will be subject to a 25% penalty tax. You should consult a competent tax advisor to determine how these exceptions may apply to your situation.

Substantially Equal Periodic Payments on Tax Qualified Contracts. With respect to Tax Qualified Contracts using substantially equal periodic payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other material modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the taxpayer's attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. A material modification does not include permitted changes described in published IRS rulings. You should consult a competent tax advisor prior to creating or modifying a substantially equal periodic payment stream.

Income Tax Withholding on Tax Qualified Contracts. Generally, ALIC is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions that are not considered "eligible rollover distributions." The customer may elect out of withholding by completing and signing a withholding election form. If no election is made or if no U.S. taxpayer identification number is provided, we will automatically withhold the required 10% from the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory. ALIC is required to withhold federal income tax at a rate of 20% on all "eligible rollover distributions" unless you elect to make a "direct rollover" of such amounts to an IRA or eligible retirement plan. Eligible rollover distributions generally include all distributions from Tax Qualified Contracts, including TSAs but excluding IRAs, with the exception of:

o    required minimum distributions, or,
o a series of substantially equal periodic payments made over a period of at least 10 years, or,
o a series of substantially equal periodic payments made over the life (joint lives) of the participant (and beneficiary), or,
o    hardship distributions.

With respect to any Contract held under a Section 457 plan or by the trustee of a Section 401 Pension or Profit Sharing Plan, we will not issue payments directly to a plan participant or beneficiary. Consequently, the obligation to comply with the withholding requirements described above will be the responsibility of the plan.

For all annuitized distributions that are not subject to the 20% withholding requirement, ALIC is required to withhold federal income tax using the wage withholding rates. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

Generally, code Section 1441 provides that ALIC, as a withholding agent, must withhold 30% of the taxable amounts paid to a non-resident alien not subject to FATCA. Certain payees may be subject to FATCA, which would require 30% mandatory withholding for certain entities. Please see your personal tax advisor for additional information regarding FATCA. A non-resident alien is someone other than a U.S. citizen or resident alien. We require an original IRS Form W-8 to certify the owners' foreign status. Withholding on taxable distributions may be reduced or eliminated if covered by an income tax treaty between the U.S. and the non-resident alien's country of residence. The U.S. does not have a tax treaty with all countries nor do all tax treaties provide an exclusion or lower withholding rate for taxable annuity distributions.

Charitable IRA Distributions. Prior law provided a charitable giving incentive permitting tax-free IRA distributions for charitable purposes. As of the beginning of 2015, this provision has expired and has not been extended. It is possible that Congress will extend this provision retroactively to include some or all of 2015.

For distributions in tax years beginning after 2005 and before 2015, these rules provided an exclusion from gross income, up to $100,000 for otherwise taxable IRA distributions from a traditional or Roth IRA that are qualified charitable distributions. To constitute a qualified charitable distribution, the distribution must be made (1) directly by the IRA trustee to certain qualified charitable organizations and (2) on or after the date the IRA owner attains age 70 1/2.

Distributions that are excluded from income under this provision are not taken into account in determining the individual's deductions, if any, for charitable contributions.

The IRS has indicated that an IRA trustee is not responsible for determining whether a distribution to a charity is one that satisfies the requirements of the charitable giving incentive. Per IRS instructions, we report these distributions as normal IRA distributions on Form 1099-R. Individuals are responsible for reflecting the distributions as charitable IRA distributions on their personal tax returns.

Individual Retirement Annuities. Code Section 408(b) permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (IRA). Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence. Certain distributions from other types of qualified retirement plans may be "rolled over" on a tax-deferred basis into an Individual Retirement Annuity. For IRA rollovers, an individual can only make an IRA to IRA rollover if the individual has not made a rollover involving any IRAs owned by the individual in the prior 12 months, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual's IRAs, including SEP and SIMPLE IRAs, as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions to Roth IRAs.

Roth Individual Retirement Annuities. Code Section 408A permits eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth Individual Retirement Annuity. Roth Individual
Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence.

A traditional Individual Retirement Account or Annuity may be converted or "rolled over" to a Roth Individual Retirement Annuity. For distributions after 2007, the Pension Protection Act of 2006 allows distributions from qualified retirement plans including tax sheltered annuities and governmental Section 457 plans to be rolled over directly into a Roth IRA, subject to the usual rules that apply to conversions from a traditional IRA into a Roth IRA. The income portion of a conversion or rollover distribution is taxable currently, but is exempted from the 10% penalty tax on premature distributions. Prior to January 1, 2010, income and filing status limitations applied to rollovers from non-Roth accounts to a Roth IRA. Effective January 1, 2005, the IRS requires conversions of annuity contracts to include the actuarial present value of other benefits for purposes of valuing the taxable amount of the conversion.

Distributions that are rolled over from one IRA to another IRA within 60 days are not immediately taxable, however, only one such rollover is permitted each year. Beginning in 2015, an individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual's IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions to Roth IRAs.

Simplified Employee Pension IRA (SEP IRA). Code Section 408(k) allows eligible employers to establish simplified employee pension plans for their employees using individual retirement annuities. These employers may, within specified limits, make deductible contributions on behalf of the employees to the individual retirement annuities. Employers intending to use the Contract in connection with such plans should seek competent tax advice.

Distributions that are rolled over from one IRA to another IRA within 60 days are not immediately taxable, however, only one such rollover is permitted each year. Beginning in 2015, an individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual's IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions to Roth IRAs.

Savings Incentive Match Plans for Employees (SIMPLE IRA). Code Section 408(p) allows eligible employers with 100 or fewer employees to establish SIMPLE retirement plans for their employees using individual retirement annuities. In general, a SIMPLE IRA consists of a salary deferral program for eligible employees and matching or nonelective contributions made by employers. Employers intending to purchase the Contract as a SIMPLE IRA should seek competent tax and legal advice. SIMPLE IRA plans must include the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2007 (EGTRRA) to avoid adverse tax consequences. If your current SIMPLE IRA plan uses IRS Model Form 5304-SIMPLE with a revision date of March 2012 or later, then your plan is up to date. If your plan has a revision date prior to March 2012, please consult with your tax or legal advisor to determine the action you need to take in order to comply with this requirement.

Distributions that are rolled over from one IRA to another IRA within 60 days are not immediately taxable, however, only one such rollover is permitted each year. Beginning in 2015, an individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual's IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions to Roth IRAs.

To determine if you are eligible to contribute to any of the above listed IRAs (traditional, Roth, SEP, or SIMPLE), please refer to IRS Publication 590 and your competent tax advisor.

FEDERAL ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES

While no attempt is being made to discuss in detail the Federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary who survives the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

Under certain circumstances, the Code may impose a generation-skipping ("GST") tax when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

For 2015, the federal estate tax, gift tax, and GST tax exemptions and maximum rates are $ 5,430,000 and 40%, respectively.

The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.


The following is added after the first paragraph under the subheading "DEFERMENT OF PAYMENT AND TRANSFERS" in the "GENERAL PROVISIONS" section of the prospectus:

In addition, if, pursuant to SEC rules, the Deutsche Money Market VIP Portfolio suspends payment of redemption proceeds in connection with a liquidation of such Portfolio, then we will delay payment of any transfer, full or partial surrender, or Death Benefit from the Deutsche Money Market VIP Subaccount until the Portfolio is liquidated.

If mandated under applicable law, we may be required to reject a Premium payment and/or block an Owner's account and thereby refuse to pay any request for transfers, full or partial surrenders, or Death Benefits until instructions are received from the appropriate regulators. We may also be required to provide additional information about you or your account to government regulators.

The following replaces the information under the subheading "Written Notices and Requests; Owner Inquiries" in the "GENERAL PROVISIONS" section of the prospectus:

Any written notice or written request required to be sent to ALIC should be sent to [our Customer Service Center at P.O. Box 660191, Dallas, Texas 75266-0191. Any notice or request must be in the form provided by ALIC and contain such information as ALIC requires to process such notice or request, including the Contract number and the Owner's full name and signature. Any notice sent by ALIC to an Owner will be sent to the address shown in the application unless a written notice of an address change has been filed with ALIC.

All Owner inquiries should be addressed to ALIC at our Customer Service Center or made by calling 1-800-366-1411, and should include the Contract number and the Owner's full name.

The following replaces the information under the subheading "Records and Reports" in the GENERAL PROVISIONS" section of the prospectus:

ALIC will maintain all records relating to the Variable Account. ALIC or its designee will send you, at your last known address of record, an annual report stating the Death Benefit, the

Accumulated Value, the Cash Value, additional Premiums, charges, and partial surrenders made during the Contract Year. Owners will also be sent the Fund's annual and semiannual reports.

The  following  replaces  the  "Legal  Matters"  section  of  the  prospectus:

LEGAL PROCEEDINGS

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the Variable Account, on the ability of Allstate Distributors, LLC to perform any principal underwriting duties with respect to the Contract, or on our ability to meet our obligations under the Contract.


The following new section is added after the "LEGAL PROCEEDINGS" section of the prospectus:

UNCLAIMED PROPERTY

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on Owners, annuitants, Beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Owners are urged to keep their own, as well as their annuitant's, Beneficiaries' and other payees' information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and social security numbers. Such updates should be communicated in writing to Allstate Life Insurance Company, P.O. Box 660191, Dallas, Texas 75266-0191; or by calling us between the hours of 8:00 a.m. and 6:00 p.m. Eastern Time, Monday-Friday at 1-800-366-1411.

This supplement should be read and maintained with the prospectus for your Contract.

                    Charter National Life Insurance Company
                   Charter National Variable Annuity Account


                      Supplement, dated July 14, 2014, to
                   The Scudder Horizon Plan Variable Annuity



This supplement amends certain disclosure contained in the above-referenced prospectus for certain variable annuity contracts issued by Charter National Life Insurance Company.

Effective August 11, 2014, DWS Variable Series I changed its name to "Deutsche Variable Series I".

Effective August 11, 2014, DWS Variable Series II changed its name to "Deutsche Variable Series II".

Effective August 11, 2014, DWS Bond VIP - Class A changed its name to "Deutsche Bond VIP - Class A".

Effective August 11, 2014, DWS Capital Growth VIP - Class A changed its name to "Deutsche Capital Growth VIP - Class A."

Effective August 11, 2014, DWS Core Equity VIP - Class A changed its name to "Deutsche Core Equity VIP - Class A."

Effective August 11, 2014, DWS Global Income Builder VIP - Class A changed its name to "Deutsche Global Income Builder VIP - Class A."

Effective August 11, 2014, DWS Global Small Cap VIP - Class A changed its name to "Deutsche Global Small Cap VIP - Class A."

Effective August 11, 2014, DWS International VIP - Class A changed its name to "Deutsche International VIP - Class A."

Effective August 11, 2014, DWS Money Market VIP - Class A changed its name to "Deutsche Money Market VIP - Class A."

Effective August 11, 2014, DWS Small Mid Cap Growth VIP - Class A changed its name to "Deutsche Small Mid Cap Growth VIP - Class A."

For future reference, please keep this supplement together with your prospectus.

                    Charter National Life Insurance Company
                   Charter National Variable Annuity Account


                      Supplement, dated April 7, 2011, to
            The Scudder Horizon Plan Variable Annuity Prospectus and
                   The Helmsman Variable Annuity Prospectus.


This supplement amends certain disclosure contained in the above-referenced prospectus for certain variable annuity contracts issued by Charter National Life Insurance Company.

The "Distribution of the Contracts" section of your prospectus is deleted and replaced with the following:

Distribution of the Contracts

Contingent on regulatory approval, ALFS, Inc ("ALFS") is expected to merge into Allstate Distributors, LLC ("ADLLC"), effective April 29, 2011. At that time, ADLLC will assume the duties of ALFS. This change will have no effect on Charter National Life Insurance Company's obligations to you under your Contract.

Contingent on regulatory approval, ADLLC serves as distributor of the securities registered herein. The securities offered herein are sold on a continuous basis, and there is no specific end date for the offering. ADLLC, an affiliate of Charter National Life Insurance Company, is a wholly owned subsidiary of Allstate Life Insurance Company. ADLLC is a registered broker dealer under the Financial Industry Regulatory Authority. ADLLC is not required to sell any specific number or dollar amount of securities, but will use its best efforts to sell the securities offered.

For future reference, please keep this supplement together with your prospectus.

                    Charter National Life Insurance Company
                   Charter National Variable Annuity Account

                      Supplement, dated September 24, 2009, to
              The Scudder Horizon Plan Variable Annuity Prospectus

This supplement amends certain disclosure contained in the above-referenced prospectus for certain variable annuity contracts issued by Charter National Life Insurance Company.

The following is deleted from the "General Provisions - Delay of Payment and Transfers" section of the prospectus:

We may postpone paying any amount for a full or partial surrender to authenticate the signature on a request. In the event that we postpone payment, the request will not be effective until we have validated the signature on the request to our satisfaction. Once accepted, the request for a full or partial surrender will be paid within seven days.

The  following  section  is  added  to  your  prospectus:

WRITTEN REQUESTS AND FORMS IN GOOD ORDER. Written requests must include sufficient information and/or documentation, and be sufficiently clear, to enable us to complete your request without the need to exercise discretion on our part to carry it out. You may contact our Customer Service Center to learn what information we require for your particular request to be in "good order." Additionally, we may require that you submit your request on our form. We reserve the right to determine whether any particular request is in good order, and to change or waive any good order requirements at any time.

If you have any questions, please contact your financial representative or call our Customer Service Center at 1-800-242-4402.

For future reference, please keep this supplement together with your prospectus.

                    Charter National Life Insurance Company
                   Charter National Variable Annuity Account

                      Supplement, dated July 17, 2009, to
              The Scudder Horizon Plan Variable Annuity Prospectus

This supplement amends certain disclosure contained in the above-referenced prospectus for certain variable annuity contracts issued by Charter National Life Insurance Company.

The following is deleted from the "General Provisions - Delay of Payment and Transfers" section of the prospectus:

We may postpone paying any amount for a full or partial surrender to authenticate the signature on a request. In the event that we postpone payment, the request will not be effective until we have validated the signature on the request to our satisfaction. Once accepted, the request for a full or partial surrender will be paid within seven days.

The  following  section  is  added  to  your  prospectus:

WRITTEN REQUESTS AND FORMS IN GOOD ORDER. Written requests must include sufficient information and/or documentation, and be sufficiently clear, to enable us to complete your request without the need to exercise discretion on our part to carry it out. You may contact our Customer Service Center to learn what information we require for your particular request to be in "good order." Additionally, we may require that you submit your request on our form. We reserve the right to determine whether any particular request is in good order, and to change or waive any good order requirements at any time.

If you have any questions, please contact your financial representative or call our Customer Service Center at 1-800-242-4402.

For future reference, please keep this supplement together with your prospectus.

                    Charter National Life Insurance Company
                   Charter National Variable Annuity Account

                     Supplement, dated January 2, 2009, to
              The Scudder Horizon Plan Variable Annuity Prospectus

This supplement amends certain disclosure contained in the above-referenced prospectus for certain variable annuity contracts issued by Charter National Life Insurance Company.

The following replaces the sixth paragraph of the "Full and Partial Surrenders" section of the prospectus:

To make a partial surrender, you should send us a written request or call us, if you have a valid telephone transfer request form on file with us. You may make a full surrender only by sending us a written request. We will calculate the Account Value payable to you upon a full or partial surrender at the price next computed after we receive your surrender request, subject to the "General Provisions - Delay of Payment and Transfers" section of this prospectus.

The following is added to the "General Provisions - Delay of Payment and Transfers" section of the prospectus:

We may postpone paying any amount for a full or partial surrender to authenticate the signature on a request. In the event that we postpone payment, the request will not be effective until we have validated the signature on the request to our satisfaction. Once accepted, the request for a full or partial surrender will be paid within seven days.

                    Charter National Life Insurance Company
                   Charter National Variable Annuity Account

                      Supplement, dated November 2, 2006,
                                       to
              The Scudder Horizon Plan Variable Annuity Prospectus

                    The Helmsman Variable Annuity Prospectus


This supplement amends certain disclosures contained in the above-referenced prospectus for certain variable annuity contracts issued by Charter National Life Insurance Company.

             DWS Variable Series I: Money Market VIP reorganization

     We have received notice that the shareholders of the DWS Variable Series I:
     Money  Market VIP approved the reorganization of the DWS Variable Series I:
     Money Market VIP Portfolio into the DWS Variable Series II: DWS Money Market VIP Portfolio.

     On  or around November 3, 2006 ("Conversion Date"), the DWS Variable Series
     II: DWS Money Market VIP Sub-account will be added as an investment alternative. This Portfolio's investment advisor is Deutsche Investment Management Americas Inc. and its investment objective is to maintain the stability of capital.

     On the Conversion Date, the DWS Variable Series I: Money Market VIP Portfolio will be merged into the DWS Variable Series II: DWS Money Market VIP Portfolio. To reflect the change in the underlying Portfolio, we will transfer any Contract Value you have in the DWS Variable Series I: Money Market VIP Sub-account into the DWS Variable Series II: DWS Money Market VIP Sub-account. Contract owners will receive a confirmation of the transaction reflecting this change.

     If you currently have allocations made to the DWS Variable Series I: Money Market VIP Sub-account through automatic additions, automatic portfolio rebalancing or dollar cost averaging programs, any future allocations will be made to the DWS Variable Series II: DWS Money Market VIP Sub-account as of the Conversion Date.


If you would like information on how to transfer to another investment alternative, or how to make a change to your current allocations, please contact your financial representative or call our Customer Service Center at 1-800-242-4402.

For future reference, please keep this supplement together with your prospectus.

                                   Helmsman
                    Single Premium Variable Deferred Annuity

                                   Offered By

                     Charter National Life Insurance Company

                          Supplement Dated May 1, 2002
                       to the Prospectus Dated May 1, 1991

In the section entitled "Transfers" on pages 15 and 16, at the end of the last paragraph, the following text is added:

Excessive Telephone Transfer Trading Limits

We reserve the right to limit the number of telephone transfers among the Variable Sub-Accounts in any Contract year, or to refuse any Variable Sub-Account telephone transfer request, if:

o we believe, in our sole discretion, that excessive telephone transfer trading by such Contract owner or owners, or a specific transfer request or group of transfer requests may have a detrimental effect on the Accumulation Unit Values of any Variable Sub-Account or the share prices of the corresponding Funds or would be to the disadvantage of other Contract owners; or

o we are informed by one or more of the corresponding Funds that they intend to restrict the purchase or redemption of Fund shares because of excessive telephone transfer trading or because they believe that a specific telephone transfer or groups of telephone transfers would have a detrimental effect on the prices of Fund shares.


We may apply the restrictions in any manner reasonably designed to prevent telephone transfers that we consider disadvantageous to other Contract owners.

We may suspend, modify or terminate the telephone transfer privilege at any time without notice.


This Supplement must be read in conjunction with the Prospectus for the Helmsman Single Premium Variable Deferred Annuity dated May 1, 1991.

                                    Helmsman

                                   Offered by

                     Charter National Life Insurance Company
                                   through the
                    Charter National Variable Annuity Account

                        Supplement Dated August 20, 1999
                                     to the
                          Prospectus Dated May 1, 1991

     On July 1, 1999 Allstate Life Insurance Company announced that it had purchased Charter National Life Insurance Company from Leucadia National Corporation. As a result of this transaction, we have made the following changes to your prospectus:

Replaced the second and third paragraphs on page 10 under the heading "Charter National Life Insurance Company" with:

          On July 1, 1999, Charter became a wholly owned subsidiary of Allstate Life Insurance Company ("Allstate"), a stock life insurance company incorporated under the laws of Illinois. Charter was previously a wholly owned subsidiary of Leucadia National Corporation ("Leucadia"). Allstate is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company incorporated under the laws of Illinois. The Allstate Corporation owns all of the outstanding capital stock of Allstate Insurance Company.

          CNL, Inc. ("CNL") is the principal underwriter of the Contracts. On September 2, 1998, Leucadia, then sole owner of all of the stock of CNL, sold all of its CNL stock to Allstate.

Added the following disclosure to page 11 before the section entitled "Scudder Variable Life Investment Fund":

                            Service Agreements with Allstate

          On September 2, 1998, Charter and Allstate entered into an administrative services agreement under which Allstate or an affiliate will administer the Contracts. Neither of these agreements will change the fact that Charter is primarily liable to you under your Contract. At this time, there have been no changes to the address or phone numbers that you are currently using.

Modified the third sentence in the first paragraph on page 30 under the heading "Distribution of the Contract" to read:

          CNL is a wholly owned subsidiary of Allstate and, therefore, is controlled by Allstate.

                                      * * *

                This Supplement must be read in conjunction with
                               the Prospectus for
         the Charter National Variable Annuity Account dated May 1, 1991

            As filed with the Securities and Exchange Commission on
                                 July 30, 1997

                           Registration No.  33-16482
                                             811-5279

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                    FORM N-4

                 REGISTRATION UNDER THE SECURITIES ACT OF 1933

                          Pre-Effective Amendment No.

                     Post-Effective Amendment No. 6 and/or

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                Amendment No. 8


                   CHARTER NATIONAL VARIABLE ANNUITY ACCOUNT
                           (Exact Name of Registrant)

                    CHARTER NATIONAL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                 8301 Maryland Avenue St. Louis, Missouri 63105
             (Address of Depositor 1 s Principal Executive Offices)

                                 (314) 725-7575
              (Depositor1 s Telephone Number, including Area Code)

                               Richard G. Petitt
          Charter National Life Insurance Company 8301 Maryland Avenue
                           St. Louis, Missouri     63105
                    (Name and Address of Agent for Service)


                         Copy to: Stephen E. Roth, Esq.
                      Sutherland, Asbill & Brennan, L.L.P.
          1275 Pennsylvania Avenue, N. W. Washington, D. C. 20004-2404

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

It is proposed that this filing will become effective:

X    immediately upon filing pursuant to paragraph (b) on
     pursuant to paragraph(b) 60 days after  filing pursuant to paragraph (a)(i)
     on                       pursuant to paragraph (a)(i) 75 days after filing
     pursuant to paragraph (a)(ii) on          pursuant to paragraph (a)(ii) of
     Rule 485


If appropriate check the following box:

     this Post-Effective Amendment designates a new effective date for a previously filed Post Effective Amendment.

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant has registered an indefinite number or amount of securities under the Securities Act of 1933. The Registrant filed the Rule 24f-2 Notice for the year ended December 31, 1996 on February 21, 1997.

This post-effective amendment is being filed solely to satisfy the requirements of section 26(e) (2)(A) under the Investment Company Act of 1940.

The contents of Registrant 1 s previously filed registration statement, Post-Effective Amendment No. 5 to the Registration Statement on Form N-4 of the Charter National Variable Annuity Account filed April 26, 1991 (File Nos. 33-16482, 811-5279), is incorporated by reference herein in its entirety.

The  following  undertaking  is  added  to  Part  c,  Undertakings:

Charter National Life Insurance Company hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Charter National Life Insurance Company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets the requirements of Securities Act Rule 485(b) for effectiveness of this amended Registration Statement and has duly caused this amended Registration Statement to be signed on its behalf in the City of Philadelphia and the State of Pennsylvania, on the 18th day of July, 1997.


                              Charter National Variable Annuity Account
                              (Registrant)


(Seal)                         Charter National Life Insurance Company
                              (Depositor)



Attest:/s/ Alexis M. Berg                          By: /s/ Karen M. Henneberg
       -------------------                             ----------------------
       Alexis M. Berg                                  Karen M. Henneberg
       Vice President,                                 Assistant Vice President
       General Counsel, Corporate                      Compliance
       Secretary & Director


     As required by the Securities Act of 1933 this amended Registration Statement has been signed by the following persons in their capacities on the dates indicated.


Signature                                  Title                                  Date

/s/ Richard G. Petitt                      Chairman of the Board and Director     July 18, 1997
---------------------                      (Chief Executive Officer)
Richard G. Petitt


/s/ Gregory R. Barstead                    President and Director                 July 18, 1997
-----------------------                    (Chief Operating Officer)
Gregory R. Barstead


*                                          Director                               July 18, 1997
Ian M. Cumming


/s/ Elizabeth A. Clifford                  Senior Vice President,                 July 18, 1997
-------------------------                  Controller, Treasurer
Elizabeth A. Clifford                      and Director


Henry H. Wulsin                            Director                               July 18, 1997



Signature                                  Title                                  Date



/s/ David L. Baxter                        Senior Vice President and              July 18, 1997
-------------------                        Chief Actuary
David L. Baxter

*                                          Director and Assistant                 July 18,1997
Ruth Klindtworth                           Secretary


*                                          Director                               July 18, 1997
Jesse c. Nichols III


*                                          Director                               July 18, 1997
Joseph S. Steinberg


Joseph A. Orlando                          Director                               July 18, 1997



*Pursuant to Power of Attorney


(Seal)                                             Date: July 18, 1997



Attest:/s/ Alexis M. Berg                          By: /s/ Karen M. Henneberg
       -------------------                             ----------------------
       Alexis M. Berg                                  Karen M. Henneberg
       Vice President,                                 Assistant Vice President
       General Counsel, Corporate                      Compliance
       Secretary & Director

                                                                        HELMSMAN


              CHARTER NATIONAL VARIABLE ANNUITY ACCOUNT PROSPECTUS

                                    for the

                    SINGLE PREMIUM VARIABLE DEFERRED ANNUITY

                                   Offered by
                    CHARTER NATIONAL LIFE INSURANCE COMPANY
                           (A Missouri Stock Company)
                              8301 Maryland Avenue
                           St. Louis, Missouri 63105

     This Prospectus describes a Single Premium Variable Deferred Annuity (the "Contract") issued by Charter National Life Insurance Company ("Charter"). The Contract is designed to aid individuals in long-term financial planning and provides for accumulation of capital on a tax-deferred basis for retirement or other long-term purposes.

     The Contract was purchased with a minimum initial premium payment of $5,000. Subject to certain conditions and limitations, an owner may make additional premium payments.

     An owner may direct that premiums accumulate on a completely variable basis, a completely fixed basis, or a combination variable and fixed basis. To the extent that an owner elects to have premiums accumulate on a variable basis, he may allocate all or a portion of the premiums to one or more Subaccounts of Charter National Variable Annuity Account (the "Variable Account"). Each Subaccount invests exclusively in one of the following Portfolios of the Scudder Variable Life Investment Fund, an investment company registered under the Investment Company Act of 1940, as amended: the Money Market Portfolio, the Managed Bond Portfolio, the Managed Capital Growth Portfolio, the Managed Diversified Portfolio, and the Managed International Portfolio. Beginning May 1, 1991, the Subaccount investing in the Managed Natural Resources Portfolio is no longer available for allocations of Additional Premiums or transfers of assets.

     An Owner bears the complete investment risk for all premiums allocated to the Variable Account.

     The Prospectus sets forth the information that a prospective investor should know before investing in a Contract. A Statement of Additional Information about the Contract and the Variable Account, which has the same date as this Prospectus, has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The Statement of Additional Information is available at no cost to any person requesting a copy by writing Charter at the address set forth above or by calling (314) 725-7575.

     The table of contents of the Statement of Additional Information is included at the end of this Prospectus.

                                                                        HELMSMAN


                      THIS PROSPECTUS MUST BE ACCOMPANIED
               OR PRECEDED BY A CURRENT PROSPECTUS FOR THE FUND.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

   Please Read This Prospectus Carefully And Retain It For Future Reference.

                  The Date of This Prospectus is May 1, 1991.



SUMMARY........................................................................4

     CONTRACT OFFERED                                                   4
     THE VARIABLE ACCOUNT AND THE FUND                                  5
     CHARGES AND DEDUCTIONS                                             5
     FEDERAL INCOME TAX CONSEQUENCES OF INVESTMENT IN THE CONTRACT      6
     EXAMINATION PERIOD                                                 6
FEE TABLE......................................................................7
CONDENSED FINANCIAL INFORMATION................................................9
CALCULATION OF YIELDS AND TOTAL RETURNS........................................9
OTHER PERFORMANCE DATA........................................................10
CHARTER AND THE VARIABLE ACCOUNT..............................................11

     CHARTER NATIONAL LIFE INSURANCE COMPANY                            11
     CHARTER NATIONAL VARIABLE ANNUITY ACCOUNT                          11
SCUDDER VARIABLE LIFE INVESTMENT FUND.........................................12

     ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS                 14
THE CONTRACT..................................................................14

     CONTRACT APPLICATION AND ISSUANCE OF CONTRACTS                     14
     EXAMINATION PERIOD                                                 15
     PREMIUMS                                                           15
     DISCOUNT FOR CERTAIN PERSONS                                       17
     ALLOCATION OF NET PREMIUMS                                         17
     TRANSFERS                                                          17
     ACCUMULATED VALUE                                                  18
     CONTRACT OWNERSHIP                                                 19
     STATE EXCEPTIONS                                                   20
DISTRIBUTIONS UNDER THE CONTRACT..............................................20

     FULL AND PARTIAL SURRENDER PRIVILEGES                              20
     ANNUITY PAYMENTS                                                   21
     ANNUITY INCOME OPTIONS                                             22
     MATURITY DATE                                                      23
     DEATH BENEFITS                                                     23
     BENEFICIARY PROVISIONS                                             23
     DEATH OF OWNER                                                     24

                                                                        HELMSMAN


     EMPLOYMENT-RELATED BENEFIT PLANS                                   24
CHARGES AND DEDUCTIONS........................................................24

     MORTALITY AND EXPENSE RISK CHARGE                                  25
     CONTRACT ADMINISTRATION CHARGE                                     25
     RECORDS MAINTENANCE CHARGE                                         26
     SURRENDER CHARGES                                                  26
     PREMIUM TAXES                                                      27
     OTHER TAXES                                                        28
     TRANSFER CHARGES                                                   28
     CHARGES AGAINST THE FUND                                           28
CERTAIN FEDERAL INCOME TAX CONSEQUENCES.......................................28

     TAX STATUS OF THE CONTRACT                                         29
     TAXATION OF ANNUITIES                                              31
     TAXATION OF CHARTER                                                33
GENERAL PROVISIONS............................................................33

     THE CONTRACT                                                       33
     DEFERMENT OF PAYMENT AND TRANSFERS                                 33
     CONTRACT EXPIRATION                                                34
     MISSTATEMENT OF AGE OF SEX                                         34
     ASSIGNMENT                                                         34
     NONPARTICIPATING CONTRACT                                          35
     WRITTEN NOTICES AND REQUESTS; OWNER INQUIRIES                      35
     RECORDS AND REPORTS                                                35
DISTRIBUTION OF THE CONTRACT..................................................35

     THE GENERAL ACCOUNT                                                36
VOTING RIGHTS.................................................................37
LEGAL PROCEEDINGS.............................................................37
ADDITIONAL INFORMATION........................................................38
TABLE OF CONTENTS FOR THE STATEMENT OF
ADDITIONAL INFORMATION

                  The Contract is not available in all States.

     THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO DEALER, SALESMAN, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH

                                                                        HELMSMAN


                               TABLE OF CONTENTS

                                                                            Page
THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

                                                                        HELMSMAN


--------------------------------------------------------------------------------
                                  DEFINITIONS
--------------------------------------------------------------------------------

     ACCUMULATED VALUE - The total on any Valuation Date of the amount(s) in the Subaccount(s) and in the General Account of a Contract.

     AGE  -  The  Annuitant's  age on his birthday nearest to the Contract Date.

     ANNUITANT - The person whose life is used to determine the duration and amount of any Annuity Payments and upon whose death, if that Death occurs before the maturity date, Death Benefits under the Contract are paid.

     ANNUITY INCOME OPTION - One of the ways the Owner may elect to receive Annuity Payments.

     ANNUITY PAYMENT - One of a series of payments made under an Annuity Income Option if the Annuitant is living on the Maturity Date and the Contract is in force at such time.

     BENEFICIARY - The person(s) designated under the Contract to receive the Death Benefit.

     CASH  VALUE  -  The Accumulated Value less any applicable Surrender Charge.

     CHARTER  -  Charter  National  Life  Insurance  Company.

     CODE - The Internal Revenue Code of 1986, as amended, or any successor provision or provisions.

     CONTINGENT OWNER - The person designated under the Contract to become the Owner in the event the Owner dies before the Annuitant.

     CONTRACT - The Single Premium Variable Deferred Annuity offered by Charter and described in this Prospectus. It includes the Contract, application, and endorsements.

     CONTRACT  ANNIVERSARY  -  The  same date in each year as the Contract Date.

     CONTRACT DATE - The date set forth in the Contract that is used to determine Contract Years, Contract Months, and Contract Anniversaries. The Contract Date is the same as the Effective Date unless the Effective Date is the 29th, 30th, or 31st of a month, in which case the Contract Date is the 28th day of the same month.

     CONTRACT MONTH - A period beginning on a Monthly Anniversary and ending on the day immediately preceding the next Monthly Anniversary.

     CONTRACT YEAR - A period beginning on a Contract Anniversary and ending on the day immediately preceding the next Contract Anniversary.

     DEATH BENEFIT - The amount payable under the Contract upon the death of the Annuitant prior to the Maturity Date.

                                                                        HELMSMAN


     DECLARATION PERIOD - A period of time specified by Charter during which specified rates of interest will be paid on Premiums allocated to the General Account.

     EFFECTIVE DATE - A date within two business days after a completed application and the full initial Premium have been received by Charter.

     EXAMINATION PERIOD - The period of time during which an Owner could cancel the Contract and receive a refund of the Premium plus or minus gains or losses on Premium amounts invested in the Subaccounts and/or interest credited on Premium amounts allocated to the General Account. An Owner could cancel the Contract within 10 days after the Owner's receipt of such Contract.

     FUND - The Scudder Variable Life investment Fund, an open-end, diversified management investment company in which the Subaccounts invest.

     GENERAL ACCOUNT - The account containing assets of Charter other than those allocated to the Variable Account or any other separate account of Charter.

     HOME OFFICE - The principal office of Charter, located at 8301 Maryland Avenue, St. Louis, Missouri 63105.

     MATURITY DATE - The date on which Annuity Payments are scheduled to begin if the Annuitant is living.

     MONTHLY  ANNIVERSARY  -  The  same date in each month as the Contract Date.

     NET  PREMIUM  -A  Premium  less  premium  taxes,  if  any.

     NONQUALIFIED  CONTRACT  -  A  Contract  other  than  a  Qualified Contract.

     OWNER - The person having the privileges of ownership stated in the Contract, including the right to receive Annuity Payments if the Annuitant is living on the Maturity Date and the Contract is in force.

     PERIOD CERTAIN - A specified period of time during which Annuity Payments are guaranteed to be made.

     PORTFOLIO - One of the separate investment Portfolios of the Fund in which the Variable Account invests. They are: the Money Market Portfolio, the Managed Bond Portfolio, the Managed Capital Growth Portfolio, the Managed Diversified Portfolio, and the Managed International Portfolio.

     PREMIUM  -  Any  premium  payment  in  respect  of  a  Contract.

     PROOF OF DEATH - One of the following: (i) a certified copy of a death certificate, (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death, or (iii) any other proof satisfactory to Charter.

                                                                        HELMSMAN


     QUALIFIED CONTRACT - A Contract that qualifies as an individual retirement annuity under Section 408(b) of the Code or a Contract purchased and held by a retirement plan or an individual retirement account that qualifies for special federal income tax treatment under Section 401(a) or 408(a) of the Code.

     SEC  -  Securities  and  Exchange  Commission.

     SUBACCOUNT - An investment division of the Variable Account. Each Subaccount invests in shares of a different Portfolio.

     SURRENDER CHARGE - A contingent deferred sales charge which is assessed against certain surrenders of the Contract.

     VALUATION DATE - Each day on which valuation of the assets of the Variable Account is required by applicable law, which currently is each day that the New York Stock Exchange is open for trading.

     VALUATION PERIOD - The period that starts at the close of a Valuation Date and ends at the close of the next succeeding Valuation Date.

     VARIABLE ACCOUNT - Charter National Variable Annuity Account, which is a separate account of Charter consisting of assets allocated under the Contracts to the Variable Account.

     WRITTEN NOTICE (or Written Request) - A notice or request in writing by the Owner or other person to Charter. Such notice or request must be on the form provided by Charter and/or contain such information as Charter requires to process the notice or request. All written notices and requests must be directed to Charter at its Home Office.

     1940  ACT  -  The  Investment  Company  Act  of  1940,  as  amended.

                                                                        HELMSMAN


--------------------------------------------------------------------------------
                                    SUMMARY
--------------------------------------------------------------------------------

     The Following Summary Should Be Read In Conjunction With The Detailed Information Appearing Elsewhere In This Prospectus.

CONTRACT OFFERED

     Charter offered a Single Premium Variable Deferred Annuity which, subject to certain conditions and limitations, continues to allow an Owner to make additional payments of Premiums.

     The Contract was purchased with a minimum initial Premium of $5,000. It was available to retirement plans and individual retirement accounts that qualified for special federal income tax treatment, to individuals purchasing individual retirement annuities that qualified for special federal income tax treatment, and to individuals and entities that did not qualify for such special tax treatment. Charter required that persons purchase separate Contracts if they desired to invest monies qualifying for different annuity tax treatment under the Code. Each such separate Contract required a minimum initial Premium of $5,000. See "THE CONTRACT - Contract Application and Issuance of Contracts," "THE CONTRACT - Premiums," and "THE CONTRACT - Discount for Certain Persons."

     Under the Contract, Net Premiums accumulate prior to the Maturity Date. Amounts allocated to a Subaccount will accumulate based on the investment performance of the corresponding Portfolio in which such Subaccount invests. Amounts allocated to the General Account will earn interest at rates specified by Charter. Subject to certain conditions and charges, amounts may be transferred to different Declaration Periods within the General Account, between the General Account and the Subaccounts, and among the Subaccounts. See THE CONTRACT - Allocation of Premiums, Transfers, and Accumulated Value."

     Annuity Payments are made after the Maturity Date to the Owner if the annuitant is living on such date and the Contract is in force. A Death Benefit is payable to the designated Beneficiary if the Annuitant dies before the Maturity Date and the Contract is in force. See "DISTRIBUTIONS UNDER THE
CONTRACT  -  Annuity  Payments,  Death  Benefits,  and  Death  of  Owner."

     The Contract allows the Owner considerable flexibility in determining (i) the date on which Annuity Payments are scheduled to commence and (ii) whether the distribution of Annuity Payments will terminate upon the Annuitant's death or whether Annuity Payments will be made over a minimum period of time, without regard to whether the Annuitant in living. Subject to certain conditions and the payment of any applicable Surrender Charges, a full surrender of the Contract may be made at any time and a partial surrender of the Contract may be made on or after the first Contract Anniversary. No partial or full surrender may be made after the Maturity Date or the death of the Annuitant. See "DISTRIBUTIONS UNDER THE CONTRACT - Full and Partial Surrender Privileges."

                                                                        HELMSMAN


THE VARIABLE ACCOUNT AND THE FUND

     The Variable Account was established by Charter under the laws of Missouri on May 15, 1987, to receive and invest the Premiums under the Contracts. Under Missouri law, the assets in the Variable Account attributable to the Contracts generally are not chargeable with the liabilities arising out of any other business which Charter may conduct. Each Subaccount invests exclusively in one of the following Portfolios: the Money Market Portfolio, the Managed Bond Portfolio, the Managed Capital Growth Portfolio, the Managed Diversified
Portfolio,  and  the  Managed  International  Portfolio.

     For  a  more  detailed  description of the Fund, see "SCUDDER VARIABLE LIFE
INVESTMENT FUND" and the prospectus for the Fund, a current copy of which is attached to this Prospectus.

     To the extent that an Owner allocates Premiums to the Variable Account, a Contract's Accumulated Value will vary in accordance with the investment performance of the Subaccount(s) selected by the Owner. Therefore, the Owner bears the entire investment risk under the Contract for any amounts allocated to the Variable Account. See "CHARTER AND THE VARIABLE ACCOUNT - Charter National Variable Annuity Account," "SCUDDER VARIABLE LIFE INVESTMENT FUND," and "THE CONTRACT - Allocation of Premiums."

CHARGES AND DEDUCTIONS

     Daily Deductions From Accumulated Value. Deductions will be made from the Contract's Accumulated Value on a daily basis for (i) costs incurred by Charter in administering the Contract, at an annual rate of .40% of the value of net assets in each Subaccount, and (ii) the assumption by Charter of certain mortality and expense risks in connection with the Contract, at an annual rate of .90% of the value of net assets in each Subaccount. These daily charges are not imposed against the General Account. See "CHARGES AND DEDUCTIONS - Mortality and Expense Risk Charge and Contract Administration Charge."

     Records Maintenance Charge. If the Contract has an Accumulated Value of less than $50,000 on a Contract Anniversary, a charge of $30 will be deducted by Charter from the Accumulated Value on that date. See "CHARGES AND DEDUCTIONS - Records Maintenance Charge."

     Surrender Charges. A Surrender Charge (a contingent deferred sales charge) is imposed by Charter on certain partial and full surrenders to cover a portion of the expenses relating to the sale of the Contracts. The Surrender Charge for withdrawal of a Premium in the Contract Year in which a Premium is paid is 6% of such Premium. The Surrender Charge decreases by 1% on each Contract Anniversary the Premium remains on deposit under the Contract before withdrawal. No surrender Charge is assessed against Premiums paid more than six Contract Years prior to the surrender. In addition, certain surrenders may be subject to withholding and a federal penalty tax. See "DISTRIBUTIONS UNDER THE CONTRACT - Full and Partial Surrender Privileges," "DISTRIBUTIONS UNDER THE CONTRACT -
Death of Owner," "CHARGES AND DEDUCTIONS - Surrender Charges," and "CERTAIN FEDERAL INCOME TAX CONSEQUENCES - Taxation of Annuities."

                                                                        HELMSMAN


     Premium Taxes. Upon purchase of a Contract, a premium tax may be payable. Premium taxes vary from state to state and are also imposed by certain political subdivisions of states. The Contract permits Charter to deduct any applicable premium taxes from Premiums paid. Charter will deduct any state premium taxes from each Premium paid. As a matter of company practice, Charter currently will not deduct any premium tax in respect of a political subdivision of a state if such premium tax rate is 1% or less of the Premium. Charter, however, reserves the right to deduct any premium taxes payable in respect of any future Premiums. See "CHARGES AND DEDUCTIONS - Premium Taxes."

     Other Taxes. No charges currently are made against the Variable Account for federal, state, or local taxes other than premium taxes. Should Charter determine that any such taxes may be imposed with respect to the Variable Account, Charter may deduct such taxes from amounts held in the Variable Account. See "CHARGES AND DEDUCTIONS - Other Taxes" and "CERTAIN FEDERAL INCOME TAX CONSEQUENCES - Taxation of Charter."

     Transfers. A charge will be made by Charter for the third and each subsequent request made during a Contract Year by the Owner to transfer amounts to the General Account from a Subaccount or among any of the Subaccounts. The charge is $10 from each Subaccount from which funds are transferred. See "CHARGES AND DEDUCTIONS - Transfer Charges."

     Charges Against the Fund. The value of the net assets of the Subaccounts will reflect the investment advisory fee and other expenses incurred by the Fund. See "SCUDDER VARIABLE LIFE INVESTMENT FUND" and the prospectus for the Fund, a current copy of which is attached to this Prospectus.

FEDERAL INCOME TAX CONSEQUENCES OF INVESTMENT IN THE CONTRACT

     With respect to Owners who are natural persons, there should be no federal income tax on increases in the Accumulated Value until a distribution under the Contract occurs (e.g., a surrender or Annuity Payment) or is deemed to occur (e.g., a pledge or assignment of a Contract). Generally, a portion of any distribution or deemed distribution resulting from a pledge, assignment, full or partial surrender, or Annuity Payment will be taxable as ordinary income. The taxable portion of certain distributions will be subject to withholding unless the recipient elects otherwise. In addition, a penalty tax may apply to certain distributions or deemed distributions under the Contract. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES."

EXAMINATION PERIOD

     The Contract contains a provision for an Examination Period, which permits an Owner to cancel a Contract within 10 days after receipt of such Contract without incurring a Surrender Charge. Upon return of the Contract in accordance with its terms, Charter will refund the initial Premium plus or minus gains or losses on Premium amounts invested in the Subaccount(s) and interest earned on Premium amounts allocated to the General Account. If the Owner allocated all or part of the Premium to the Variable Account, the amount refunded may be more or less than the initial Premium, depending upon the investment performance of the selected Subaccount(s).

                                                                        HELMSMAN


See "THE CONTRACT - Examination Period, Premiums, Allocation of Premiums, and Accumulated Value."

--------------------------------------------------------------------------------
                                   FEE TABLE
--------------------------------------------------------------------------------

     The following illustrates the charges and deductions under the Contract, as well as fees and expenses of the Fund, for the 1990 calendar year. Information pertaining to the Fund has been provided by the Fund. For more information, see "CHARGES AND DEDUCTIONS" and the Funds prospectus that is attached to this Prospectus.

     Contractowner Transaction Expenses

     Sales Load Imposed on Purchases                                      NONE

     Contingent Deferred Sales Load (as a percentage of premium payments based on the Contract Year in which a premium is paid)

          Year l                                                          6.0%
          Year 2                                                          5.0%
          Year 3                                                          4.0%
          Year 4                                                          3.0%
          Year 5                                                          2.0%
          Year 6                                                          1.0%
          Year 7 and thereafter                                           NONE
     Transfer Charge
          First two transfers per Contract year                           NONE
          Third and subsequent transfers                                $10.00**

     Annual Records Maintenance Charge

          Contracts with an Accumulated Value greater than $50,000        NONE
          Contracts with an Accumulated Value less than $50,000         $30.00

Variable Account Annual Expenses (as a percentage of Accumulated Value)

          Mortality and Expense Risk Charge                              0.90%
          Contract Administration Charge                                 0.40%
                                                                         -----
          Total Variable Account Annual Expenses                         1.30%
                                                                         =====

Scudder Variable Life Investment Fund Annual Expenses
(as a percentage of average net assets for the 1990 calendar year)




* A charge is imposed for the third and each subsequent transfer request made during a Contract Year. The charge is $10 from each Subaccount from which funds are transferred. See "CHARGES AND DEDUCTIONS -Transfer Charges."

                                                                        HELMSMAN


                                                                       Managed                         Managed
                                        Money          Managed         Capital         Managed         Inter-      Managed
                                        Market         Bond            Growth          Diversified     national    Natural
                                        Portfolio      Portfolio       Portfolio       Portfolio       Portfolio   Resources
----------------------------------------------------------------------------------------------------------------------------
Management Fees                          0.370%          0.475%          0.475%          0.475%         0.875%        0.875%
Other Expenses (after reimbursement)     0.320%          0.255%          0.245%          0.275%         0.505%        0.625%
                                        ------------------------------------------------------------------------------------
Total Portfolio Operating Expenses        0.69%           0.73%           0.72%           0.75%          1.38%         1.50%
                                        ====================================================================================

Example

     You would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets and average expenses and charges for the 1990 calendar year:

                                                                           1 Year     3 Years       5 Years     10 Years
If you surrender your contract at the end of the applicable time period:
     Money Market Subaccount                                               $81          $105         $131          $239
     Managed Bond Subaccount                                               $81          $106         $133          $243
     Managed Diversified Subaccount                                        $82          $106         $134          $245
     Managed Capital Growth Subaccount                                     $81          $105         $132          $242
     Managed Natural Resources Subaccount                                  $89          $129         $171          $319
     Managed International Subaccount                                      $88          $125         $165          $308
If you do not surrender your contract or if you annuitize at the end of the applicable time period:
     Money Market Subaccount                                               $21          $65          $111          $239
     Managed Bond Subaccount                                               $21          $66          $113          $243
     Managed Diversified Subaccount                                        $22          $66          $114          $245
     Managed Capital Growth Subaccount                                     $21          $65          $112          $242
     Managed Natural Resources Subaccount                                  $29          $89          $151          $319
     Managed International Subaccount                                      $28          $85          $145          $308

     The Records Maintenance Charge for this example is based on an average Accumulated Value of $40,814.17 as calculated on December 31, 1990, which would have an annualized effect of approximately .07%. The actual effect that the Records Maintenance Charge may have will vary from 0% per year for Contracts with an Accumulated Value of $50,000 or more to .30% for Contracts with an Accumulated Value equal to a Premium of $10,000. The assumed average Records
Maintenance Charge will not, except in rare instances, be reflective of its actual effect on a particular Contract. See "CHARGES AND DEDUCTIONS - Records Maintenance Charge."

     Neither the fee table nor the example reflect any premium tax which may be deducted. See "CHARGES AND DEDUCTIONS - Premium Taxes." For Premiums allocated or transferred to the General Account, the Scudder Variable Life Investment Fund Annual Expenses would not be assessed. See "THE GENERAL ACCOUNT."

     Charter, as well as other insurance companies whose separate accounts invest in the Fund, has agreed to reimburse the Fund to the extent that the actual annual fund advisory fees and operating expenses exceed .75% for all Portfolios except for the Managed International and the Managed Natural Resources Portfolios where total advisory fees and operating expenses are reimbursed to the extent they exceed 1.50%. It is anticipated that the existing reimbursement arrangements will terminate on December 31, 1991.

                                                                        HELMSMAN


Actual fees and expenses incurred during 1990 for the Fund's Portfolios were as follows:

Money Market Portfolio               0.69%          Managed Diversified Portfolio           0.92%
Managed Bond Portfolio               0.73%          Managed International Portfolio         1.38%
Managed Capital Growth Portfolio     0.72%          Managed Natural Resources Portfolio     3.78%

     This example should not be considered representative of past or future expenses, performance, or return. Actual expenses may be greater or less than those shown. The assumed 5% annual return is hypothetical; past or future annual returns may be greater or less than the assumed return.

--------------------------------------------------------------------------------
                        CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

     The following condensed financial information is derived from the financial statements of the Variable Account. The data should be read in conjunction with the financial statements, related notes and other financial information included in the Statement of Additional Information. The following table sets forth certain information regarding the Subaccounts for a Contract for the period from commencement of business operations on January 4, 1988, through December 31, 1990.


                                                                               Managed                        Managed      Managed
                                                  Money         Managed        Capital         Managed        Inter-       Natural
                                                  Market        Bond           Growth          Diversified    national     Resources
                                                  Portfolio     ortfolio       Portfolio       Portfolio      Portfolio    Portfolio
Unit values at the beginning of
the period (1/4/88):                              $1.000          $1.000          $1.000          $1.000         $1.000      $1.000
Unit values at the end of the period
(12/31/88):                                        1.056           1.038           1.173           1.111          1.172        .938
Unit values at the end of the period
(12/31/89):                                        1.140           1.144           1.422           1.311          1.598       1.163
Unit values at the end of the period
(12/31/90):                                        1.213           1.220           1.298           1.269          1.453       0.904
Number of units outstanding at the end
of the period (12/31/88):                      1,556,986         439,996       4,180,008         439,366        267,907      54,861
Number of units outstanding at the end
of the period (12/31/89):                      1,502,122         733,599       7,547,165       1,037,314        499,447     217,479
Number of units outstanding at the end
of the period (12/31/90):                      5,128,057       1,081,058       3,977,648         748,240      1,299,523     293,266

     The financial statements and report of independent certified public accountants for Charter are also contained in the Statement of Additional Information.

--------------------------------------------------------------------------------
                    CALCULATION OF YIELDS AND TOTAL RETURNS
--------------------------------------------------------------------------------

     From time to time, Charter may advertise yields and total returns for the Subaccounts. In addition, Charter may advertise the effective yield of the Money Market Subaccount for a Contract. These figures will be based on historical earnings and are not intended to indicate future performance.

                                                                        HELMSMAN


     The yield of a Money Market Subaccount for a Contract refers to the annualized income generated by an investment under a Contract in the Subaccount over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment under a Contract in the Subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

     The yield of a Subaccount (except the Money Market Subaccount) for a Contract refers to the annualized income generated by an investment under a Contract in the Subaccount over a specified thirty-day period. The yield is calculated by assuming that the income generated by the investment during that thirty-day period is generated each thirty-day period over a 12-month period and is shown as a percentage of the investment.

     The total return of a Subaccount for a Contract refers to return quotations assuming an investment under a Contract has been held in the Subaccount for various periods of time including, but not limited to, a period measured from the date the Subaccount commenced operations. When a Subaccount has been in operation for 1, 5, and 10 years, respectively, the total return for these periods will be provided. The total return quotations for a Contract will represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided.

     The yield and total return calculations for a Contract do not reflect the effect of any premium taxes that may be applicable to a particular Contract. The yield calculations also do not reflect the effect of any Surrender Charge
(contingent deferred sales charge) that may be applicable to a particular Contract. To the extent that a premium tax and/or Surrender Charge is applicable to a particular Contract, the yield and/or total return of that Contract will be reduced. Because charges differ under different variable annuity contracts funded by the Subaccounts, the yield and total return calculations for the Subaccounts will be different for the Contracts than for other such variable annuity contracts. For additional information regarding yields and total returns calculated using the standard formats briefly described above, please refer to the Statement of Additional Information, a copy of which may be obtained from Charter.

--------------------------------------------------------------------------------
                             OTHER PERFORMANCE DATA
--------------------------------------------------------------------------------

     Charter may from time to time disclose average annual total return in non-standard formats and cumulative total return for Contracts funded by the Subaccounts. The non-standard average annual total return and cumulative total return will assume that no Surrender Charge is applicable.

     Charter may from time to time also disclose yield, standard total returns, and non-standard total returns for the Fund's Portfolios, including such disclosure for periods prior to the date the Variable Account commenced operations. For periods prior to the date the Variable Account commenced operations, performance information for Contracts funded by the Subaccounts will be calculated based on the performance of the Fund's Portfolios and the

                                                                        HELMSMAN


assumption that the Subaccounts were in existence for the same periods as those indicated for the Fund's Portfolios, with a level of charges equal to those currently assessed against the Subaccounts for a Contract.

     Non-standard performance data will only be disclosed if the standard performance data for the required periods is also disclosed. For additional information regarding the calculation of other performance data, please refer to the Statement of Additional Information, a copy of which may be obtained from Charter.

--------------------------------------------------------------------------------
                        CHARTER AND THE VARIABLE ACCOUNT
--------------------------------------------------------------------------------

CHARTER NATIONAL LIFE INSURANCE COMPANY

     Charter is a stock life insurance company incorporated under the laws of Missouri on December 7, 1955. Charter is engaged principally in the offering of life insurance policies and had assets of $1.2 billion as of December 31, 1990. Charter is admitted to do business in 49 states, the District of Columbia and Puerto Rico. Charter is rated "A" (excellent) by the A.M. Best Company. The principal offices of Charter are located at 8301 Maryland Avenue, St. Louis, Missouri 63105, and its telephone number at that address is (314) 725-7575.

     Charter is a wholly-owned subsidiary of Leucadia National Corporation ("Leucadia"), a New York corporation. Leucadia is a diversified holding company, the common stock of which is listed on the New York Stock Exchange and the Pacific Stock Exchange.

     Charter owns all of the outstanding stock of CNL, Inc. ("CNL"), the principal underwriter for the Contracts. See "DISTRIBUTION OF THE CONTRACT."

CHARTER NATIONAL VARIABLE ANNUITY ACCOUNT

     The Variable Account was established by Charter as a separate investment account under the laws of the State of Missouri on May 15, 1987. The Variable Account will receive and invest the Premiums under the Contracts. In addition, the Variable Account may receive and invest premiums for other variable annuity contracts offered by Charter.

     Under Missouri law, the assets of the Variable Account are the property of Charter and the obligations of the Contracts are obligations of Charter. Assets in the Variable Account attributable to the Contracts generally are not chargeable with liabilities arising out of any other business which Charter may conduct. However, assets of the Variable Account will be available to cover the liabilities of the General Account of Charter to the extent that the assets of the Variable Account exceed its liabilities arising under the Contracts it supports.

     The Variable Account is divided into Subaccounts. Each Subaccount invests exclusively in shares of one of the Portfolios of the Fund. Income, gains, and losses, whether or not realized, from the assets of each Subaccount are credited to or charged against such Subaccount without regard to income, gains, or losses from any other Subaccount or arising out of any other business that Charter may conduct.

                                                                        HELMSMAN


     The Variable Account has been registered with the SEC as a unit investment trust under the 1940 Act. Registration with the SEC does not involve supervision of the management or investment practices or policies of the Variable Account or Charter by the SEC.

--------------------------------------------------------------------------------
                     SCUDDER VARIABLE LIFE INVESTMENT FUND
--------------------------------------------------------------------------------

     The Variable Account will invest exclusively in shares of Scudder Variable Life Investment Fund (the "Fund"), a series type mutual fund registered with the SEC under the 1940 Act as an open-end, diversified management investment company. The registration of the Fund does not involve supervision of its management or investment practices or policies by the SEC. The Fund is designed to provide an investment vehicle for variable annuity contracts and variable life insurance policies. Therefore, shares of the Fund are sold only to insurance company separate accounts, including the Variable Account. Charter cannot guarantee that the Fund will always be available for the Contracts, but in the unlikely event that it is not available, Charter will do everything reasonably practicable to secure the availability of a comparable fund.

     In addition to the Variable Account, shares of the Fund are being sold to variable life insurance and variable annuity separate accounts of other insurance companies, including insurance companies affiliated with Charter. It is conceivable that in the future it may be disadvantageous for the Variable Account and variable annuity separate accounts of other life insurance companies, or for both variable life insurance separate accounts and variable annuity separate accounts, to invest simultaneously in the Fund, although currently neither Charter nor the Fund foresees any such disadvantages to either variable annuity owners or variable life insurance owners. The management of the Fund intends to monitor events in order to identify any material conflicts between and among variable annuity owners and variable life insurance owners and to determine what action, if any, should be taken in response. In addition, if Charter believes that the Fund's response to any of those events or conflicts insufficiently protects Owners, it will take appropriate action on its own. For more information see "INVESTMENT CONCEPT OF THE FUND," in the Fund's prospectus.

     The Fund currently consists of the following Portfolios: the Money Market Portfolio, the Managed Bond Portfolio, the Managed Capital Growth Portfolio, the Managed Diversified Portfolio, the Managed International Portfolio, the Managed Natural Resources Portfolio, and the Managed Zero Coupon 2010 Portfolio. The assets of each Portfolio are held separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies. Each Portfolio operates as a separate investment fund, and the income or losses of one Portfolio generally have no effect on the investment performance of any other Portfolio. The Managed Natural Resources Portfolio and the Managed Zero Coupon 2010 Portfolio are not available under the Contract.

     The investment objectives and policies of the Portfolios available under the Contract are summarized below:

     Money Market Portfolio. This Portfolio seeks to maintain stability of capital and, consistent therewith, to maintain liquidity of capital and to provide current income. This Portfolio seeks to maintain a constant net asset value of $1.00 per share. It will invest in money market securities such as U.S. Treasury obligations, commercial paper, and certificates of deposit

                                                                        HELMSMAN


and bankers' acceptances of domestic and foreign banks, including foreign branches of domestic banks, and will enter into repurchase agreements.

     Managed Bond Portfolio. This Portfolio pursues a policy of investing for a high level of income consistent with a high-quality portfolio of securities. It primarily invests in U.S. Government, corporate, and other notes and bonds.

     Managed Capital Growth Portfolio. This Portfolio seeks long-term capital appreciation and, consistent therewith, current income through a broad and flexible investment program. The Portfolio seeks to achieve these objectives by investing primarily in income-producing, publicly traded equity securities, including common stocks and securities convertible into common stocks.

     Managed Diversified Portfolio. This Portfolio's objective is to realize a high long-term total rate of return consistent with prudent investment risk. Total rate of return consists of current income, including dividends, interest, and discount accruals, plus capital appreciation, less capital depreciation. The assets of the Managed Diversified Portfolio will be invested in the following three market sectors:

     (1) common stock and other equity securities (up to 75% of Portfolio net assets), including the securities in which the Managed Capital Growth Portfolio may invest;

     (2) bonds, preferred stock, and other debt securities with maturities generally exceeding one year (up to 75% of Portfolio net assets), including the securities in which the Managed Bond Portfolio may invest; and

     (3) money market instruments and other debt securities with maturities generally not exceeding one year (up to 25% of Portfolio net assets), including the securities in which the Money Market Portfolio may invest.

     Managed International Portfolio. This Portfolio seeks long-term growth of capital primarily through diversified holdings of marketable foreign equity investments. It invests in companies, wherever organized, which do business primarily outside the United States. The Portfolio intends to diversify investments among several countries and not to concentrate investments in any particular industry.

     There is no assurance that any Portfolio will achieve its stated objective. More detailed information, including a description of risks involved in investing in each of the Portfolios, is contained in the prospectus for the Fund, a current copy of which is attached to this Prospectus. Information contained in the Fund's prospectus should be read carefully before investing in a Contract.

     Scudder, Stevens & Clark, Inc. (the "Adviser"), an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended, manages daily investments and business affairs of the Fund, subject to the policies established by the trustees of the Fund. For its advisory services to the Portfolios, the Adviser receives compensation monthly at annual rates equal to .37%, .475%, .475%, .475%, and .875% of the average daily net asset values of the Money Market Portfolio, Managed Bond Portfolio, Managed Capital Growth Portfolio, Managed

                                                                        HELMSMAN


Diversified Portfolio, and the Managed International Portfolio, respectively. For additional information, see the Fund's prospectus, a current copy of which is attached to this Prospectus.

--------------------------------------------------------------------------------
               ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS
--------------------------------------------------------------------------------

     Charter retains the right, subject to any applicable law, to make certain changes in the Variable Account and its investments. Charter reserves the right to eliminate the shares of any Portfolio held by a Subaccount and to substitute shares of another Portfolio of the Fund, or of another registered open-end management investment company for the shares of any Portfolio, if the shares of the Portfolio are no longer available for investment or if, in Charter's judgment, investment in any Portfolio would be inappropriate in view of the purposes of the Variable Account. To the extent required by the 1940 Act, substitutions or eliminations of shares attributable to an Owner's interest in a Subaccount will not be made without prior notice to the Owner and the prior approval of the SEC. Nothing contained herein shall prevent the Variable Account from purchasing other securities for other series or classes of variable annuity contracts, or from effecting an exchange between series or classes of variable annuity contracts on the basis of requests made by Owners.

     New Subaccounts may be established when, in the sole discretion of Charter, marketing, tax, investment, or other conditions warrant such change. Any new Subaccounts may be made available to existing Owners on a basis to be determined by Charter. Each additional Subaccount will purchase shares in a Portfolio of the Fund or in another mutual fund or investment vehicle. Charter may also eliminate one or more Subaccounts if, in its sole discretion, marketing, tax, investment, or other conditions warrant such change. In the event any Subaccount is eliminated, Charter will notify Owners and request a reallocation of the amounts invested in the eliminated Subaccount. If no such reallocation is provided by the Owner, Charter will reinvest the amounts invested in the eliminated Subaccount in the Subaccount that invests in the Money Market Portfolio (the "Money Market Subaccount").

     In the event of any such substitution, elimination or change, Charter may, by appropriate endorsement, make such changes in the Contracts as may be necessary or appropriate to reflect such substitution, elimination or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the Contracts, the Variable Account may be (i) operated as a management company under the 1940 Act or any other form permitted by law, (ii) deregistered under the 1940 Act, in the event such registration is no longer required, or (iii) combined with one or more other separate accounts. To the extent permitted by applicable law, Charter also may transfer the assets of the Variable Account associated with the Contracts to another separate account.

--------------------------------------------------------------------------------
                                  THE CONTRACT
--------------------------------------------------------------------------------

     The description of the Contract contained in this Prospectus is qualified in its entirety by reference to the Contract for the Single Premium Variable Deferred Annuity, a copy of which has been filed as an exhibit to the Registration Statement for the Contract and which is available upon request from Charter.

                                                                        HELMSMAN


CONTRACT APPLICATION AND ISSUANCE OF CONTRACTS

     Charter stopped issuing new Contracts effective May 1, 1991. The Contract was available to retirement plans and individual retirement accounts that qualified for special federal income tax treatment, to individuals purchasing individual retirement annuities that qualified for special federal income tax treatment, and to individuals and entities that did not qualify for such special tax treatment. The Contract was not available for use as a "Tax-sheltered Annuity" qualifying under Section 403(b) of the Code. Owners who purchased a Contract which qualified as an individual retirement annuity under Section 408(b) of the Code should be aware that the Code requires that such a Contract contain certain restrictive terms. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES
-  Tax  Status  of  the  Contract."

     For Charter to have issued a Contract, it must have received a completed Contract application and a minimum initial Premium of $5,000. See "THE CONTRACT
- Discount for Certain Persons." Upon request, a Premium Receipt form was mailed to the Owner. A Contract ordinarily was issued only in respect of Annuitants Age 1 through 75. The Annuitant must have been named in the Contract application. No change in the Annuitant is permitted under the Contract. In the case of a Contract qualifying as an individual retirement annuity under Section 408(b) of the Code, the Owner must be the Annuitant. See "CERTAIN FEDERAL INCOME TAX
CONSEQUENCES - Tax Status of the Contract." Acceptance of an application was subject to Charter's discretion, and Charter reserved the right to decline an application for any reason. In the event an application was declined, the initial Premium was refunded.

     After underwriting was completed and the Contract was delivered to the Owner, the Contract was deemed to have begun as of the Effective Date. The Effective Date is the date within two business days after the completed application and full initial Premium were received at Charter. The Contract Date is the same as the Effective Date except that if the Effective Date is the 29th, 30th, or 31st of the month, the Contract Date is the 28th day of the same month. The Contract Date is the date used to determine Contract Years, Contract Months, and Contract Anniversaries.

EXAMINATION PERIOD

     The Contract contains a provision for an Examination Period, which permits an Owner to cancel a Contract within 10 days after receipt of such Contract without incurring a Surrender Charge. Upon return of the Contract in accordance with its terms, Charter would refund the initial Premium plus or minus gains or losses on Premium amounts invested in the Subaccounts) and interest earned on Premium amounts allocated to the General Account. Charter calculates such refund as of the date the Contract was received by Charter. If the Owner allocated all or part of the Premium to the Variable Account, the amount refunded may be more or less than the initial Premium, depending upon the investment performance of the selected Subaccount(s). See "THE CONTRACT - Premiums," "THE CONTRACT - Allocation of Premiums," and "THE CONTRACT - Accumulated Value."

                                                                        HELMSMAN


PREMIUMS

     All Premium checks or drafts should be made payable to Charter. The Death Benefit will not take effect until the check or draft for the Premium is honored.

     Initial Premium. The minimum initial Premium that Charter accepted under a Contract was $5,000. Charter reserved the right to increase or decrease this amount. The initial Premium was the only Premium required to be paid under a Contract. At the time the initial Premium was paid, a prospective purchaser had to specify whether he was purchasing a Nonqualified or Qualified Contract. If the initial Premium was derived from an exchange or surrender of another annuity contract, Charter might have required that the prospective purchaser provide information with regard to the federal income tax status of the previous annuity contract. See the Statement of Additional Information for the Contract, which is available upon request from Charter. Charter required that persons purchase separate Contracts if they desired to invest moneys qualifying for different annuity tax treatment under the Code. Each such separate Contract required a minimum initial Premium of $5,000.

     The initial Net Premium was credited to the Contract within two business days after receipt of the Premium if a completed Contract application was received by Charter with such Premium, or within two business days after an application which was incomplete upon receipt by Charter was made complete. If the Net Premium was not credited to the prospective purchaser's account within five business days after receipt by Charter because the application was incomplete, the Premium was returned immediately to the prospective purchaser unless such prospective purchaser, after receiving notice of the delay from Charter, specifically requested that the Premium not be returned.

     Additional Premiums. While the Annuitant is living and prior to the Maturity Date, the Owner may, subject to the limitations discussed below, make additional Premiums. Currently, there is no minimum additional Premium amount nor is there a maximum number of additional Premiums that may be made per Contract Year. The Contract, however, gives Charter the right to require that each additional Premium be at least $1,000 and to limit the frequency of additional Premiums to a maximum of four per Contract Year. Charter, at any time, in its discretion, may require additional Premiums to comply with the limitations it is permitted to impose under the Contract.

     Additional Premiums in respect of a Contract must qualify for the same federal income tax treatment as the initial Premium made under the Contract. Charter will not accept an additional Premium in respect of a Contract if the federal income tax treatment of such Premium would be different from that of the initial Premium. Any additional Premiums paid under a Contract will be credited to the Owner's Contract upon receipt.

     Automatic Investment Plan. The Owner may arrange to make regular investments ($50 minimum) into any of the variable Subaccounts through automatic deductions from a checking account. The Automatic Investment Plan option is not available for allocations into the General Account. Please call 600-325-8405 for more information and an Automatic Investment Plan Form.

                                                                        HELMSMAN


     Limitations on Premiums. Charter reserves the right to reject any initial Premium. Charter normally will require the prospective purchaser to complete a financial questionnaire for Premiums in excess of $250,000 in respect of a Nonqualified Contract.

     Charter reserves the right to reject any additional Premium that would (i) cause the total Premiums paid by the Owner under a Contract to exceed $1,000,000 or (ii) increase a Contract's value in the General Account to over $250,000. With respect to Contracts that qualify as individual retirement annuities under
Section 408(b) of the Code, the total Premiums (including the initial Premium), with respect to any Contract Year, may not exceed $2,000 unless the portion of such Premiums in excess of $2,000 qualifies as a rollover amount or contribution under Section 402(a)(5) or 408(d)(3) or other applicable provisions of the Code. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES - Tax Status of the Contract."

DISCOUNT FOR CERTAIN PERSONS

     Employees of Charter and its affiliates, including registered principals, registered representatives, directors, and employees of CNL, may receive a discount equal to 5% on each Premium in respect of Contracts for themselves or for their family members. The discount will be effected by CNL paying 5% of the Premium to Charter, and the eligible Owner paying 95% of the Premium. For example, an Owner would receive credit for a Premium of $10,000 if he/she makes a payment of $9,500, because CNL will contribute the remaining $500. Additional information concerning this discount may be obtained from Charter.

ALLOCATION OF NET PREMIUMS

     An Owner may allocate Net Premium(s) to one or more of the Subaccounts, to the General Account, or to both the Subaccount(s) and the General Account. If any portion of a Net Premium is being allocated to the General Account, the Owner must specify the Declaration Period(s) to which such funds are being allocated. See "THE GENERAL ACCOUNT." The Owner must indicate the initial allocation in the Contract application. All allocations must be made in whole percentages and must total 100%. Upon receipt by Charter, the initial Net Premium will be allocated as directed by the Owner in the Contract application. All Net Premiums will be allocated at the time they are credited to the Owner's Contract.

     Additional Net Premiums made directly by the Owner will be allocated to the Subaccount(s) and/or the General Account in the same proportion as the most recent Premium, unless Written Notice to the contrary is received with such additional Premiums. Once a change in allocation is made, all future Net Premiums will be allocated in accordance with the new allocation, unless contrary written instructions are received with such future Premiums. However, if an Owner has funds deducted from a checking account and applied under the Automatic Investment Plan option, he or she must provide Charter with written notice to change the allocation of future additional payments.

TRANSFERS

     Subject to certain conditions and charges, amounts may be transferred among the Subaccounts, between the Subaccounts and the General Account, and between different Declaration Periods in the General Account.

                                                                        HELMSMAN


     An amount may be transferred between different Declaration Periods in the General Account and from the General Account to any Subaccount(s) only at the end of the Declaration Period to which such amount is allocated. Transfer of amounts from a Subaccount to the General Account may be made only if such transfer would not cause a Contract's value in the General Account to exceed $250,000. See "THE GENERAL ACCOUNT."

     Charter will deduct charges for the third and subsequent transfer requests made during a Contract Year. The charge for each transfer request beyond the second request is $10 from each Subaccount from which funds are transferred. For a discussion of transfer charges, see "CHARGES AND DEDUCTIONS - Transfer Charges."

     Transfer requests must be by Written Request or by telephone if a currently valid telephone transfer request form is on file with Charter. See "GENERAL PROVISIONS - Written Notices and Requests; Owner Inquiries." Transfers will be deemed effective, and values in connection with transfers will be determined, as of the end of the Valuation Period during which the transfer request is received, except that Charter may be permitted to delay the effective date of a transfer in certain circumstances. See "GENERAL PROVISIONS - Deferment of Payment and Transfers."

ACCUMULATED VALUE

     On the Effective Date, the Accumulated Value equals the initial Premium less any applicable premium tax deducted. Thereafter, the Accumulated Value equals the Accumulated Value from the previous Valuation Date increased by: (i) any increases in the Accumulated Value due to investment results of the selected Subaccount(s), (ii) any interest earned on that portion of the Accumulated Value held in the General Account during the Valuation Period, and (iii) any additional Net Premiums received by Charter; and reduced by: (i) any decreases in the Accumulated Value due to investment results of the selected Subaccount(s), (ii) a daily charge to cover the mortality and expense risks assumed by Charter and the cost of administering the Contract, and (iii) any amounts charged against the Accumulated Value for transfers, surrenders, premium and other taxes, records maintenance, and partial surrenders, if any, which occurred during the Valuation Period. See "CHARGES AND DEDUCTIONS."

     A Valuation Period is the period between successive Valuation Dates. It begins at the close of business on each Valuation Date and ends at the close of business on the next succeeding Valuation Date. A Valuation Date is each day that the New York Stock Exchange is open for business.

     The Accumulated Value is expected to change from Valuation Period to Valuation Period, reflecting any interest earned in the General Account and the investment experience of the selected Subaccount(s), as well as the deduction of charges. The amount available for distribution of Annuity Payments is equal to the Accumulated Value on the Maturity Date; a Contract ceases to accumulate value after such date.

     Unit Value. Each Subaccount has a distinct value (the "Unit Value"). When a Net Premium is allocated or an amount is transferred to a Subaccount, a number of units is purchased based on the Unit Value of the Subaccount as of the end of the Valuation Period during which

                                                                        HELMSMAN


the allocation is made. When amounts are transferred out of, or deducted from, a Subaccount, units are redeemed in a similar manner.

     For each Subaccount, the Unit Value on a given Valuation Date is based on the net asset value of a share of the corresponding Portfolio in which such Subaccount invests. (For the calculation of the net asset value with respect to a Portfolio, see the prospectus for the Fund, a current copy of which is attached to this Prospectus.) Each Valuation Period has a single Unit Value which applies for each day in that period. The Unit Value for each subsequent Valuation Period is the Investment Experience Factor (described below) for that Valuation Period multiplied by the Unit Value for the immediately preceding Valuation Period.

     Investment Experience Factor. The "Investment Experience Factor" measures the investment performance of a Subaccount during a Valuation Period. An Investment Experience Factor is calculated separately for each of the Subaccounts. The Investment Experience Factor of a Subaccount for a Valuation Period equals (a) divided by (b), minus (c), where:

     (a)  is:(i)   the value of the net assets of the Subaccount at the end of the  preceding  Valuation  Period,  plus

             (ii) the investment income and capital gains, realized or unrealized, credited to the net assets of that Subaccount during the Valuation Period for which the Investment
                   Experience  Factor  is  being  determined,  minus

             (iii) the capital losses, realized or unrealized, charged against those  assets  during  the  Valuation  Period,  minus

             (iv) any amount charged against the Subaccount for taxes or any amount set aside during the Valuation Period by Charter as a provision for taxes ttributable to the operation or maintenance of that Subaccount(see "CHARGES AND DEDUCTIONS
                   -  Other  Taxes");  and

     (b) is the value of the net assets of that Subaccount at the end of the preceding Valuation Period; and

     (c) is a charge that will not exceed .0035849% of the value of net assets in a Subaccount for each day in the Valuation Period. This corresponds to an annual rate of 1.30% of the net assets of the Subaccount and compensates Charter for certain administrative expenses and mortality and expense risks which are assumed by Charter in connection with the Contracts. See "CHARGES AND DEDUCTIONS
- Mortality and Expense Risk Charge" and "CHARGES AND DEDUCTIONS - Contract Administration Charge."

CONTRACT OWNERSHIP

     Subject to certain restrictions discussed below, an Owner may designate a new Owner or Contingent Owner at any time during the life of the Annuitant. Under the terms of the Contract, the Contingent Owner will become the Owner if the Owner does not survive the Annuitant. If all Owners and Contingent Owners die before the Annuitant, the rights of the Owner will belong to the estate of the last known living Owner or Contingent Owner. The interest of any Owner or

                                                                        HELMSMAN


Contingent Owner may be subject to the rights of any assignee. See "GENERAL PROVISIONS - Assignment."

     Neither a new Owner nor a Contingent Owner may be designated in respect of a Contract that qualifies as an individual retirement annuity under Section 408(b) of the Code. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES - Tax Status of the Contract." In certain circumstances, an Owner's designation of a new Owner will be subject to federal income tax. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES - Taxation of Annuities."

     An Owner may designate a new Owner or change a Contingent Owner by submitting Written Notice to Charter. The change will take effect as of the date the Written Notice was signed. Charter will not be liable for any payment made or other action taken before the Written Notice was received and recorded by Charter.

STATE EXCEPTIONS

     Contracts issued to residents of various states may vary according to the requirements of specific state insurance departments, including the variations listed below:

Georgia and Kansas Residents:

     A Georgia or Kansas resident who cancels the Contract within the Ten Day Right to Examine the Contract will receive a full refund of the premium paid without interest and without regard to investment performance.

Massachusetts and Montana Residents:

     The Commonwealth of Massachusetts and the State of Montana prohibit the use of actuarial tables that distinguish between men and women in determining benefits for annuity contracts issued on the lives of residents. Therefore, Contracts offered by this Prospectus on the lives of Massachusetts and Montana residents have Annuity Income Options which are based on actuarial tables that do not differentiate on the basis of sex.

--------------------------------------------------------------------------------
                        DISTRIBUTIONS UNDER THE CONTRACT
--------------------------------------------------------------------------------

FULL AND PARTIAL SURRENDER PRIVILEGES

     Subject to certain conditions and the payment of any applicable Surrender Charge, a full surrender of the Contract may be made at any time and partial surrender of the Contract may be made on or after the first Contract Anniversary. No full or partial surrenders may be made after the Maturity Date or after the death of the Annuitant. The amount available for any surrender is the Cash Value. The Cash Value is the Accumulated Value less any applicable
Surrender Charges (a contingent deferred sales charge). For a discussion of Surrender Charges, see "CHARGES AND DEDUCTIONS - Surrender Charges."

     In addition to the conditions set forth above, the ability of an Owner to effect a partial surrender of a Contract is subject to the further conditions that: (i) the minimum amount that can

                                                                        HELMSMAN


be withdrawn in a partial surrender is $500 and (ii) the Contract must have an Accumulated Value of at least $5,000 after the surrender. In addition, a partial surrender request must contain explicit instructions as to the withdrawal of amounts, including the amount to be withdrawn from each of the selected Subaccounts and the General Account. If any portion of the surrender is to be withdrawn from the General Account, the Owner also must specify from which Declaration Period(s) such amounts are to be withdrawn. No partial surrender can be effected in the absence of specific direction from the Owner with respect to the allocation of 100% of the amounts to be withdrawn from the Subaccounts and/or the Declaration Period(s) within the General Account. Any amounts withdrawn from the General Account in connection with a partial surrender will be on a first-in, first-out basis from within the specified Declaration Period(s).

     The Owner may effect a full or partial surrender by sending Written Notice to Charter. Charter generally will pay the Owner any Cash Value owed to him in respect of a full or partial surrender within seven days of receipt of the Written Request for surrender. If, at the time the Owner makes a partial or full surrender request, such Owner has not provided Charter with a written election not to have federal income taxes withheld, Charter, by law, must withhold such taxes from the taxable portion of any full or partial surrender. In addition, the Code provides that a federal penalty tax may be imposed on certain surrenders. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES - Taxation of Annuities."

     Because the Owner assumes the investment risk with respect to amounts allocated to the Variable Account and because certain surrenders are subject to a Surrender Charge, the total amount paid upon surrender of the Contract (taking into account any prior withdrawals) may be more or less than the total Premiums paid. See "THE CONTRACT - Accumulated Value" and "CHARGES AND DEDUCTIONS -Surrender Charges."

ANNUITY PAYMENTS

     If the Annuitant is living on the Maturity Date and the Contract is in force, Annuity Payments will be made to the Owner in accordance with the terms of the Contract and the Annuity Income Option selected by the Owner. The first Annuity Payment will be made within seven days after the Maturity Date.

     The amount of the periodic Annuity Payments will depend upon (i) the Accumulated Value on the Maturity Date, (ii) the age and sex of the Annuitant on the Maturity Date, and (iii) the Annuity Income Option selected. See "DISTRIBUTIONS UNDER THE CONTRACT - Annuity Income Options" and "THE CONTRACT - State Exceptions." The dollar amount of each periodic Annuity Payment under an Annuity Income Option is fixed and will not change. After the Maturity Date, the Contract will no longer participate in the Variable Account.

     If, at the time of an Annuity Payment, the Owner has not provided Charter with a written election not to have federal income taxes withheld, Charter, by law, must withhold such taxes from the taxable portion of such Annuity Payment. In addition, the Code provides that a federal penalty tax may be imposed on certain premature Annuity Payments. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES
-  Taxation  of  Annuities."

                                                                        HELMSMAN


     The amount of the monthly Annuity Payments under Annuity Income Options 1 and 2, described below, may be determined by dividing the Accumulated Value on the Maturity Date by 1,000 and multiplying the result by the appropriate factor contained in the table for the Annuity Income Option selected. The appropriate factor is based on a guaranteed minimum interest rate of 3.5%. This factor will be determined at the time of maturity, subject to current market conditions. The annuity tables for Annuity Income Options 1 and 2 are contained in the Contract. Information concerning the amount of the periodic payments with respect to options available under any Annuity Income Option that becomes available, if any, will be provided to the Owner prior to the Maturity Date. See "DISTRIBUTIONS UNDER THE CONTRACT -Annuity Income Options" and "THE CONTRACT - State Exceptions."

ANNUITY INCOME OPTIONS

     The Owner may designate the Annuity Income Option under which Annuity Payments are to be made. If the Owner does not select an Annuity Income Option by the Maturity Date, monthly Annuity Payments will be made to the Owner for (i) the life of the Annuitant or (ii) 10 years, whichever is longer (Annuity Income Option 1). Except with the consent of Charter, Annuity Income Options are not available: (i) to an assignee of an Owner, (ii) to any person who is not a natural person, or (iii) if the Accumulated Value is less than $5,000 or is insufficient to produce periodic payments of at least $100. In such cases, the Accumulated Value will be paid in a lump sum by Charter.

     Subject to the exceptions discussed above, two Annuity Income Options are available under the Contract. Charter may offer additional Annuity Income Options in the future which would become available in respect of all outstanding Contracts. Information concerning the availability of such additional Annuity Income Options, if any, will be provided prior to the time an Annuity Income Option is to be elected.

     The following Annuity Income Options currently are available:

          Option 1. Installments for Life with a 10-Year Period Certain - Monthly payments will be made for the life of the Annuitant or 10 years (120 monthly payments guaranteed), whichever is longer. Option
          2. Installments for Life - Monthly payments will be made for the life of the Annuitant. Payments under this option will end with the last payment made prior to the death of the Annuitant.

     If the Annuity Payments are made under an Annuity Income Option with a Period Certain (such as Annuity Income Option 1), Annuity Payments will be made to the Owner for the life of the Annuitant or the term of the Period Certain, whichever is longer. However, if the Annuity Income Option selected does not guarantee Annuity Payments over a Period Certain (such as Annuity Income Option
2), no Annuity Payments will be made to the Owner after the Annuitant's death. Therefore, if the Annuitant dies on the Maturity Date and the Annuity Income Option selected does not have a Period Certain (such as Annuity Income Option
2), the Owner will receive one Annuity Payment only. No Death Benefit is payable under the Contract if the Annuitant dies on or after the Maturity Date. In the case of a Contract qualifying as an individual retirement annuity under Section 408(b) of the Code, an Annuity Income Option with a Period Certain that will guarantee Annuity Payments beyond the life (or

                                                                        HELMSMAN


life expectancy) of the Annuitant and the Beneficiary may not be selected. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES - Tax Status of the Contract."

     At any time before the Maturity Date, the Owner may select either Annuity Income Option 1 or 2 or may change a prior selection of an Annuity Income Option by Written Notice to Charter. In addition, on the Maturity Date, an Owner may elect to receive Annuity Payments under any options made available in the future.

MATURITY DATE

     The Owner may specify in the Contract application the Contract Anniversary on which Annuity Payments are to begin. The Maturity Date can be no later than the Contract Anniversary nearest the Annuitant's 80th birthday or the tenth Contract Anniversary, whichever is later. If no Maturity Date is specified in the Contract application, the Maturity Date will be the later of the tenth Contract Anniversary or the Contract Anniversary nearest the Annuitant's 80th birthday. In the case of a Qualified Contract, other than an individual retirement annuity qualifying under Section 408(b) of the Code, selection of certain Maturity Dates permissible under the Contract may adversely affect the qualification of the underlying retirement plan or individual retirement account for special federal income tax treatment. Potential purchasers of such Qualified Contracts are urged to consult their own tax advisers. In the case of a Contract qualifying as an individual retirement annuity under Section 408(b) of the Code, the Maturity Date must be no later than April 1 of the calendar year following the calendar year in which the Annuitant attains age 70-1/2. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES - Tax Status of the Contract."

     Subject to the preceding discussion with respect to individual retirement annuities, the Owner may advance or defer the Maturity Date at any time while the Annuitant is living. A Maturity Date may be changed only by Written Request received by Charter prior to the then-scheduled Maturity Date.

DEATH BENEFITS

     Upon the death of the Annuitant prior to the Maturity Date, a Death Benefit will be paid to the Beneficiary designated by the Owner in the Contract application or by Written Notice. The Death Benefit is payable as specified in the Contract. No Death Benefit is payable if the Annuitant dies on or after the Maturity Date.

     No Death Benefit will be paid in the case of a Nonqualified Contract the Owner of which (i) is a natural person, (ii) is not the Annuitant, and (iii) dies before the Maturity Date and prior to the Annuitant's death. Instead, a payment will be made as described under the heading "Death of Owner."

     If the Annuitant dies prior to the Maturity Date, a Death Benefit equal to the greater of (i) the Accumulated Value or (ii) the sum of the Premiums paid less the sum of all partial surrenders (including any applicable Surrender Charges previously deducted) will be paid in a lump sum to the Beneficiary under the Contract. The amount of the Death Benefit will be calculated as of the date Charter receives Proof of Death of the Annuitant and will be paid to the Beneficiary within

                                                                        HELMSMAN


seven days after Charter receives Proof of Death, or as soon thereafter as Charter has sufficient information about the Beneficiary to make the payment.

BENEFICIARY PROVISIONS

     The Beneficiary will receive the Death Benefit payable under the Contract. See "DISTRIBUTIONS UNDER THE CONTRACT - Death Benefits." The Owner may select one or more Beneficiaries and name them in the Contract application or by later Written Notice given prior to the Annuitant's death. If no Beneficiary is specified, the Owner will receive the Death Benefit payable under the Contract upon the death of the Annuitant. See "THE CONTRACT - Contract Ownership." If the Beneficiary dies within 30 days after the death of the Annuitant and before any payment of the Death Benefit, the Death Benefit will be paid to the Owner.

     While the Annuitant is living, the Owner may change the Beneficiary or Beneficiaries by Written Notice to Charter. Once the notice is received by Charter, the change will take effect as of the date the notice was signed. Charter will not be liable for any payment made or other action taken before the notice was received and recorded by Charter. A Beneficiary named irrevocably may not be changed without written consent of such Beneficiary. The interest of any Beneficiary may be subject to the rights of any assignee. See "GENERAL PROVISIONS - Assignment."

DEATH OF OWNER

     In the case of a Nonqualified Contract the Owner of which (i) is a natural person, (ii) is not the Annuitant, and (iii) dies before the Maturity Date and prior to the Annuitant's death, the Death Benefit provisions described above do not apply. The death of the Owner will be treated as a full surrender of the Contract and any applicable Surrender Charges will apply. See "DEDUCTIONS AND CHARGES - Surrender Charges." The Cash Value will be paid to the Contingent Owner, if any. If there is no Contingent Owner or the Contingent Owner is deceased, the Cash Value will be paid to the estate of the last known living Owner or Contingent Owner. See "THE CONTRACT - Contract Ownership." The Cash Value will be calculated as of the date Charter receives Proof of Death of the Owner. Unless the person entitled to receive the Cash Value is the surviving spouse of the Owner, the Cash Value will be paid within seven days after Charter receives Proof of Death. See "DEFINITIONS - Proof of Death." If such person is the surviving spouse of the Owner, payment of the Cash Value may be deferred until the death of such spouse.

EMPLOYMENT-RELATED BENEFIT PLANS

     In 1983, the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity payments provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. The Contract described in this Prospectus contains Annuity Payment rates for certain Annuity Income Options that distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris, and Title VII generally, on any employment-related insurance or benefit program for which a Contract may be purchased.

                                                                        HELMSMAN


--------------------------------------------------------------------------------
                             CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

     Certain charges and deductions will be made in connection with the Contract to compensate Charter for (i) providing the Annuity Payment set forth in the Contract, (ii) assuming certain risks in connection with the Contract, (iii) administering the Contract, and (iv) incurring expenses in distributing the Contract.

MORTALITY AND EXPENSE RISK CHARGE

     Charter deducts a daily charge from the Accumulated Value for certain mortality and expense risks in connection with the Contracts. A daily rate of ..0024819% of the value of net assets in each Subaccount is charged, which corresponds to an annual rate of .90%. Of such amount, approximately .70% is charged to cover mortality risks assumed by Charter in connection with the Contract and approximately .20% is charged to cover expense risks assumed by Charter in connection with the Contract. This rate is guaranteed not to increase for the duration of the Contract. The Mortality and Expense Risk Charge is applicable only during the period from the Effective Date to the Maturity Date and is not imposed against the General Account. This charge is reflected in the Investment Experience Factor for the Contract for each Subaccount.

     Accumulated Value and Annuity Payments are not affected by changes in actual mortality experience nor by actual expenses incurred by Charter. The mortality risks assumed by Charter arise from the contractual obligations to pay Death Benefits prior to the Maturity Date and to make Annuity Payments under the Contracts for the entire life of the Annuitant under the Annuity Income Options which involve life contingencies. Thus, Owners are assured that neither the Annuitant's own longevity nor an improvement in life expectancy in general, which is greater than expected, will have an adverse effect on the Annuity Payments received under a Contract; this eliminates the risk of outliving the funds accumulated for retirement in instances in which the Contract is purchased to provide funds for retirement.

     With respect to expense risks, Charter assumes the risk that the actual expenses involved in administering the Contracts, including Contract maintenance costs, administrative costs, mailing costs, data processing costs, and costs of other services may exceed the amount recovered from the Contract Administration Charge and the Records Maintenance Charge.

     If the Mortality and Expense Risk Charge is insufficient to cover the actual costs, the loss will be borne by Charter; conversely, if the amount deducted proves more than sufficient, the excess will be profit to Charter. Charter expects a profit from this charge. Further, to the extent that the Surrender Charge is insufficient to cover the actual cost of distribution of the Contract, Charter may use any of its corporate assets, including potential profit which may arise from the Mortality and Expense Risk Charge, to make up any difference.

CONTRACT ADMINISTRATION CHARGE

     Charter has primary responsibility for the administration of the Contract and the Variable Account. Administrative expenses for Charter include expenses with respect to (i) processing applications, Contract changes, cash surrenders, death claims, and Premiums; (ii) record keeping

                                                                        HELMSMAN


and reporting; and (iii) overhead costs. Charter deducts a daily charge from the Accumulated Value for incurring administrative expenses in connection with the Contract and the Variable Account. The Contract Administration Charge was established at a level which Charter determined necessary to recover the actual cost of administering all Contracts. This asset-based charge may have no relationship to the actual costs associated with administering a particular
Contract. A daily rate of .0011030% of the value of net assets in each Subaccount is charged. This corresponds to an annual rate of .40%. This rate is guaranteed not to increase for the duration of the Contract. The Contract Administration Charge is applicable only during the period from the Effective Date of the Contract to the Maturity Date of such Contract; no such charge is applicable during the annuity period. This charge is reflected in the Investment Experience Factor for the Contract for each Subaccount.

RECORDS MAINTENANCE CHARGE

     If the Contract has an Accumulated Value of less than $50,000 at the end of a Contract Year, a charge of $30 will be deducted from the Accumulated Value to reimburse Charter for the higher proportionate cost of performing record maintenance and other administrative services for smaller Contracts. This charge will be assessed on the Contract Anniversary and will be deducted proportionately from each of the Subaccounts and each of the Declaration Periods in the General Account (on a first in, first out basis within each Declaration Period) in which the Owner has funds allocated. The Records Maintenance Charge is applicable, if at all, only during the period from the Effective Date of the Contract to the Maturity Date of such Contract; no such charge is applicable during the annuity period. The Records Maintenance Charge is guaranteed not to increase for the duration of the Contract.

SURRENDER CHARGES

     A Surrender Charge (a contingent deferred sales charge) is imposed by Charter on certain partial and full surrenders to cover a portion of the expenses relating to the sale of the Contracts. For purposes of calculating any applicable Surrender Charge the Accumulated Value is allocated into two or more amounts. The first amount is the Accumulated Value in excess of total Premiums paid less previous partial surrenders (including Surrender Charges previously imposed). This amount may be withdrawn without a Surrender Charge. The remaining Accumulated Value is allocated into amounts equal to Premiums previously paid under the Contract less any previous partial surrenders associated with those Premiums. These amounts may be subject to a Surrender Charge depending upon the period of time which has elapsed since their associated Premiums were paid.

The Surrender Charge for withdrawal of an amount associated with a Premium is 6% of such associated amount during the Contract Year in which the Premium was paid. The Surrender Charge decreases by 1% on each Contract Anniversary the associated amount remains on deposit under the Contract. The applicable Surrender Charge will be determined based upon the date the Written Request for surrender is received by Charter and will be calculated by assuming that the Accumulated Value in excess of total Premiums is withdrawn first and that amounts associated with Premiums are withdrawn on a first-in, first-out basis. The Surrender Charge will be allocated among each of the Subaccounts and the Declaration Periods in the General Account in proportion to the amount withdrawn in connection with the surrender. In no event will the total

                                                                        HELMSMAN


amount of Surrender Charges assessed against the Contract exceed 6% of the total Premiums paid.

     No Surrender Charge is assessed if the Contract is surrendered in connection with the death of the Annuitant and the payment of Death Benefits under the Contract. However, a Surrender Charge may apply in the case of the death of an Owner of a Nonqualified Contract. See "DISTRIBUTION UNDER THE CONTRACT - Death of Owner."

     Any full or partial surrender effected under a Contract may also be subject to a penalty tax. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES - Taxation of Annuities."

For example:

     Assume a Contract is purchased with an initial Premium of $75,000 and that one and one-half Contract Years later the Accumulated Value is $82,500 (which Accumulated Value has been chosen arbitrarily for purposes of example and should not be considered representative of possible future results). No prior surrender has been made. On such date, the Owner requests a partial surrender of $20,000.

Amount Requested:                                                       $ 20,000
Amount not subject to Surrender Charge:                                  $ 7,500
     ($82,500 - $75,000)
Amount subject to Surrender Charge, including Surrender Charge:      $ 13,157.89
     ($20,000 - $7,500)(1 - .05)
Reduction in Accumulated Value:                                      $ 20,657.89
     ($13,157.89 + $7,500)
Surrender Charge:                                                       $ 657.89
     ($20,657.89 - $7,500) x .05
Cash received by the Owner:                                             $ 20,000
     ($20,657.89 - $657.89)
Accumulated Value after surrender:                                   $ 61,842.11
     ($82,500 - $20,657.89)

If the Owner instead made a full surrender:
Amount received not subject to Surrender Charge:                         $ 7,500
     ($82,500 - $75,000)
Amount of Surrender Charge:                                              $ 3,750
     ($75,000 x .05)
Cash Received by the Owner:                                             $ 78,750
     ($82,500 - $3,750)

     In no event will the Surrender Charge exceed the amount allowable by the state in which the Contract was issued.

PREMIUM TAXES

     Upon purchase of the Contract, a premium tax may be payable. Premium taxes vary from state to state and are also imposed by certain political subdivisions of states. The Contract

                                                                        HELMSMAN


permits Charter to deduct any applicable premium taxes from each Premium paid. Charter will deduct any applicable state premium taxes from each Premium paid. Current state premium tax rates in respect of states which assess premium taxes range from .5% to 3.5% of Premiums.

     Premium taxes assessed by political subdivisions of states generally are less than 1% of Premiums. As a matter of company practice, Charter currently will not deduct any premium tax in respect of a political subdivision of a state if such premium tax rate is 1% or less of the Premium. Charter, however, reserves the right to deduct any such premium taxes in respect of any future Premiums.

     Charter will not accept an initial Premium if the applicable premium tax assessed by a political subdivision of a state would exceed 1% of the Premium. Additional Premiums in respect of a Contract in which the premium tax assessed by a political subdivision of a state would exceed 1% of the Premium will be accepted by Charter only if the Owner authorizes payment and deduction from the Accumulated Value of the applicable premium tax after receiving notice of such tax from Charter.

OTHER TAXES

     No charges currently are made against the Variable Account for federal, state, or local taxes other than premium taxes. Should Charter determine that any such taxes may be imposed with respect to the Variable Account, Charter may deduct such taxes from amounts held in the Variable Account. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES - Taxation of Charter."

TRANSFER CHARGES

     A charge is imposed by Charter for the third and each subsequent transfer request made by the Owner during a Contract Year. The charge for transfers after the second request is $10 from each Subaccount from which funds are transferred. For the purpose of determining whether a transfer charge is payable, initial allocations of Premiums are not considered transfers, nor are reallocations of amounts among Declaration Periods within the General Account or from the General Account to any Subaccount(s) at the end of a Declaration Period. All transfer requests made at the same time will be treated as one request. No transfer charges will be imposed for transfers which are not at the Owner's request. See "THE CONTRACT -Transfers."

CHARGES AGAINST THE FUND

     The Adviser provides investment advisory services to the Fund for the Portfolios under the investment advisory agreements between the Fund, on behalf of the Portfolios, and the Adviser. The Fund is responsible for all of its other expenses. The net assets of the Fund attributable to the Variable Account will reflect deductions in connection with the investment advisory fee and other expenses incurred by the Fund. The investment advisory fees differ with respect to each of the Portfolios. See "SCUDDER VARIABLE LIFE INVESTMENT FUND." For more information concerning the investment advisory fee and other charges against the Portfolios, see the prospectus for the Fund, a current copy of which is attached to this Prospectus.

                                                                        HELMSMAN


--------------------------------------------------------------------------------
                             CERTAIN FEDERAL INCOME
                                TAX CONSEQUENCES
--------------------------------------------------------------------------------

     The following summary is a general discussion of certain of the expected federal income tax consequences of investment in and distributions with respect to a Contract, based on the Code, proposed and final Treasury Regulations thereunder, judicial authority, and current administrative rulings and practice. This summary discusses only certain federal income tax consequences to "United States Persons," and does not discuss state, local, or foreign tax consequences. United States Persons means citizens or residents of the United States, domestic corporations, domestic partnerships, and trusts or estates that are subject to United States federal income tax regardless of the source of their income. This summary does not discuss the consequences of an exchange of another annuity contract for a Contract or a surrender of another annuity contract to provide funds for investment in a Contract. Additional information regarding such exchanges or surrenders is contained in the Statement of Additional Information, which is available at no cost to any person requesting a copy by writing Charter or by calling (314) 725-7575.

     The Qualified Contracts were designed for use by retirement plans and individual retirement accounts that qualify for special federal income tax treatment under Section 401(a) or 408(a) of the Code and individuals purchasing individual retirement annuities that qualify for special federal income tax treatment under Section 408(b) of the Code. Certain requirements must be satisfied in purchasing a Qualified Contract in order for the plan, account, or annuity to retain its special tax treatment. This summary does not discuss such requirements, and assumes that Qualified Contracts are purchased pursuant to retirement plans or individual retirement accounts, or are individual retirement annuities, that qualify for such special tax treatment. Additionally, because any distribution with respect to a Qualified Contract, other than an individual retirement annuity qualifying under Section 408(b) of the Code, will be made to an entity that is exempt from federal income tax, this summary does not discuss the annuity consequences with respect to Qualified Contracts other than such individual retirement annuities.

     THE DISCUSSION SET FORTH BELOW IS INCLUDED FOR GENERAL PURPOSES ONLY. EACH POTENTIAL PURCHASER IS URGED TO CONSULT HIS OWN TAX ADVISER AS TO THE CONSEQUENCES OF INVESTMENT IN A CONTRACT UNDER FEDERAL AND APPLICABLE STATE, LOCAL, AND FOREIGN TAX LAWS BEFORE MAKING A PREMIUM PAYMENT.

TAX STATUS OF THE CONTRACT

     Natural Persons. With respect to Owners who are natural persons, the Contract should be treated as an annuity contract for federal income tax purposes, the taxation of which is described below. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES -Taxation of Annuities."

     Section 817(h) of the Code provides that in order for a variable contract which is based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such account must be "adequately diversified" in accordance with Treasury regulations. The Treasury regulations recently issued under Section 817(h) apply a diversification formula to

                                                                        HELMSMAN


each of the Subaccounts. The Variable Account, through the Fund and its Portfolios, intends to comply with the diversification requirements of the Treasury regulations. Charter and the Fund have entered into agreements regarding participation in the Fund that require the Fund and its Portfolios to be operated in compliance with the Treasury regulations.

     The Treasury has announced that such diversification regulations do not provide guidance concerning the extent to which Owners may direct their investments to the Subaccounts of the Variable Account. Additional guidance in this regard is expected in the near future. Charter understands that this additional guidance, when issued, is likely to treat an Owner as the owner of the assets of the Variable Account if a Subaccount is too narrow in its investment strategy (e.g., a fund that invests only in gold or stocks of gold mining companies), even though it technically meets the diversification requirements. It is possible that when additional guidance is issued the Variable Account may not be in compliance with such guidance. Although Charter can provide no assurances that any such guidance will not adversely affect the tax treatment of existing Contracts in all events, Charter believes that any such guidance would be applied only on a prospective basis. For these reasons, Charter reserves the right to modify the Contract as necessary to prevent the Owner from being considered the owner of the assets of the Variable Account or otherwise to qualify the Contract for favorable tax treatment.

     The Code also requires that Nonqualified Contracts contain specific provisions for distribution of contract proceeds upon the death of the Owner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such Contracts provide that (a) if the Owner dies on or after the Maturity Date and before the entire interest in the Contract has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on the Owner's death, or (b) if the Owner dies before the Maturity Date, the entire interest in the Contract must generally be distributed within 5 years after the Owner's date of death. These requirements will be considered satisfied if the entire interest in the Contract is used to purchase an immediate annuity under which payments will begin within one year of the Owner's death and will be made for the life of the "designated beneficiary" or for a period not extending beyond the life expectancy of the "designated beneficiary." The designated beneficiary is the person to whom ownership of the Contract passes by reason of death and must be a natural person. If the designated beneficiary is the Owner's surviving spouse and the Owner dies before the Maturity Date, the Contract may be continued with the surviving spouse as the new Owner. The Contract contains provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the Contracts satisfy all such Code requirements. The provisions contained in the Contracts will be reviewed and modified if necessary to assure that they comply with the Code requirements when clarified by regulation or otherwise. See "DISTRIBUTIONS UNDER THE CONTRACT - Death of Owner."

     Non-natural Persons. Pursuant to Section 72(u) of the Code, an annuity contract held by a taxpayer other than a natural person generally will not be treated as an annuity contract under the Code; accordingly, an Owner who is not a natural person will recognize as ordinary income for a taxable year the excess of (i) the sum of the Cash Value as of the close of the taxable year and all previous distributions under the Contract over (ii) the sum of the Premiums paid for the taxable year and any prior taxable year and the amounts includable in gross income for any prior taxable year with respect to the Contract. Notwithstanding the preceding sentence, Section 72(u)

                                                                        HELMSMAN


of the Code does not apply to (i) a Contract the nominal Owner of which is not a natural person but the beneficial Owner of which is a natural person, (ii) a Qualified Contract, or (iii) A single-payment annuity the Maturity Date for which is no later than one year from the date of the single Premium; and which provides for a series of substantially equal periodic payments during the annuity period; instead, such Contracts are taxed as described below under the heading "Taxation of Annuities."

     Individual Retirement Annuities. In order to qualify as an individual retirement annuity under Section 408(b) of the Code, a Contract must contain certain provisions, including the following: (i) the Owner must be the Annuitant; (ii) the Contract may not be transferable by the Owner, e.g., the Owner may not designate a new Owner or assign the Contract as collateral security; (iii) the total Premiums for any Contract Year may not exceed $2,000, unless the portion of such Premiums in excess of $2,000 qualifies as a rollover amount or contribution under Section 402(a)(5) or 408(d)(3) of the Code; (iv) Annuity Payments must begin no later than April 1 of the calendar year following the calendar year in which the Annuitant attains age 70-1/2 and meets certain other requirements; (v) an Annuity Income Option with a Period Certain that will guarantee Annuity Payments beyond the life (or life expectancy) of the Annuitant and the Beneficiary may not be selected; and (vi) certain payments of Death Benefits must be made in the event the Annuitant dies prior to the distribution of the Accumulated Value. Contracts intended to qualify as individual retirement annuities under Section 408(b) of the Code contain such provisions.

TAXATION OF ANNUITIES

     The discussion below applies only to those Contracts that qualify as annuity contracts for federal income tax purposes.

     In General. Except as described above with respect to Owners who are not natural persons, an Owner who holds a Contract satisfying the diversification and distribution requirements described above should not be taxed on increases in the Accumulated Value until distribution occurs either in the form of amounts received in partial or full surrender or as Annuity Payments under the Annuity Income Option selected. The taxable portion of any such distribution generally will be taxed as ordinary income. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Accumulated Value (including assignment of Owner's right to receive Annuity Payments prior to the Maturity
Date) generally will be treated as a distribution in the amount of such portion of the Accumulated Value. Additionally, when an Owner designates a new Owner prior to the Maturity Date without receiving full and adequate consideration, the old Owner generally will be treated as receiving a distribution under the Contract in an amount equal to the excess (if any) of the Cash Value at the time of such designation over the "Investment in the Contract" at such time. Investment in the Contract means (i) the aggregate amount of any Premiums paid by or on behalf of the recipient or deemed recipient minus (ii) the aggregate amount received under the Contract which was excluded from the gross income of the recipient or deemed recipient (except that the amount of any loan secured by a Contract will be disregarded to the extent such amount is excluded from gross income) plus (iii) the amount of any loan secured by a Contract to the extent that such amount is included in the gross income of the Owner. Any such deemed distributions generally will be taxable only up

                                                                        HELMSMAN


to an amount equal to the excess (if any) of the Accumulated Value immediately before the distribution is deemed to occur over the Investment in the Contract at such time.

     Surrenders. In the case of a partial surrender under a Nonqualified Contract, the amount received generally will be taxable only up to the amount equal to the excess (if any) of the Accumulated Value immediately before the surrender over the Investment in the Contract at such time. In the case of a partial surrender under a Qualified Contract, generally a portion of the amount received, based on the ratio of the Investment in the Contract to the account balance under the plan, will be includable in the recipient's taxable income. In the case of a full surrender under a Nonqualified or Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Investment in the Contract. In the case of a Qualified Contract (i) the Investment in the Contract may be zero and (ii) certain surrenders qualifying under Section 402(a)(5) or 408(d)(3) of the code as rollover contributions to certain retirement plans and individual retirement arrangements will not be taxed.

     Annuity Payments. Generally, a portion of each of the Annuity Payments will be includable in the taxable income of the recipient. There is, in general, no tax on the portion of each Annuity Payment that bears the same ratio to the amount of such Annuity Payment as the Investment in the Contract bears to the total expected value of the Annuity Payments for the term of the payments; the remainder of each Annuity Payment is taxable. Once the aggregate amount received under the Contract on or after the Maturity Date that was excluded from gross income equals the Investment in the Contract as of the Maturity Date, any additional Annuity Payments will be included in gross income in their entirety. If, after the Maturity Date, Annuity Payments cease by reason of the death of the Annuitant, the excess (if any) of the Investment in the Contract as of the Maturity Date over the aggregate amount of Annuity Payments received on or after the Maturity Date that was excluded from gross income is allowable as a deduction for the last taxable year of the Annuitant.

     Penalty Taxes. In the case of a deemed distribution under a Nonqualified Contract resulting from a pledge, assignment, or agreement to pledge or assign; a surrender of a Nonqualified Contract; or an Annuity Payment with respect to a Nonqualified Contract, there may be imposed on the taxpayer a federal penalty tax equal to 10% of the amount of the distribution (or deemed distribution) that is includable in gross income. The penalty tax generally will not apply to any distribution (i) made on or after the date on which the taxpayer attains age 59-1/2; (ii) made as a result of the death of the Owner; (iii) attributable to the disability of the taxpayer; or (iv) which is part of a series of substantially equal periodic payments made (not less frequently than annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his beneficiary. Similar penalties apply to Qualified Contracts. In addition, if a minimum distribution is required under a Qualified Contract as a result of the Annuitant's death or attainment of age 70-1/2, a 50% excise tax will apply to the portion of any such required minimum distribution that is not actually distributed. In the case of Qualified Contracts, penalty taxes or other adverse tax consequences may result if excess contributions are made, if an annual distribution from the individual retirement annuity and certain other retirement arrangements exceed specified amounts, or in certain other circumstances.

                                                                        HELMSMAN


     Transfer of Ownership. A transfer of ownership of a Contract, or designation of a Beneficiary who is not also the Owner, may result in certain tax consequences to the Owner that are not discussed herein. An Owner contemplating any such transfer or assignment of a Contract should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

     Withholding. The portion of any distribution under a Contract that is includable in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld. Election forms will be provided at the time distributions are requested or made.

     Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of the death of the Owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract, as described above, or (2) if distributed under an annuity option, they are taxed in the same manner as annuity payments, as described above.

     Multiple Contracts. All nonqualified deferred annuity contracts entered into after October 21, 1988 that are issued by Charter (or its affiliates) to the same Contractowner during any calendar year will be treated as one annuity contract for purposes of determining the amount includable in gross income under
Section 72(e) of the Code. The Treasury Department has specific authority to issue regulations that prevent the avoidance of section 72(e) through the serial purchase of annuity contracts or otherwise. There may also be other situations in which the Treasury may conclude that it would be appropriate to aggregate two or more annuity contracts purchased by the same Owner. Accordingly, an Owner should consult a competent tax adviser before purchasing more than one annuity contract.

TAXATION OF CHARTER

     Charter at present is taxed as a life insurance company under Part I of Subchapter L of the Code. The Variable Account is treated as part of Charter and, accordingly, will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Charter does not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the Variable Account and retained as part of the reserves under the Contract. Based on this expectation, it is anticipated that no charges will be made against the Variable Account for federal income taxes. If, in future years, any federal income taxes are incurred by Charter with respect to the Variable Account, Charter may make a charge to the Variable Account.

--------------------------------------------------------------------------------
                               GENERAL PROVISIONS
--------------------------------------------------------------------------------

THE CONTRACT

     The Contract, any endorsements thereon, and the application constitute the entire Contract between Charter and the Owner. Only the President, a Vice President, the Secretary, or an Assistant Secretary of Charter is authorized to change or waive the terms of a Contract. Any change or waiver must be in writing and signed by one of those persons.

                                                                        HELMSMAN


DEFERMENT OF PAYMENT AND TRANSFERS

     Payment of any amount due from the Variable Account in respect of a surrender, the Death Benefit, or the death of the Owner of a Nonqualified Contract will occur within seven days from the date Written Notice is received, except that Charter may be permitted to defer such payment if: (1) the New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted; (2) an emergency exists as defined by the SEC or the SEC requires that trading be restricted; or (3) the SEC permits a delay for the protection of Owners. In addition, transfers of amounts from the Subaccounts may be deferred under these circumstances.

     Payments and Transfers from the General Account. To the extent any payments are to be made from the General Account, they may be postponed for up to six months in certain circumstances. In addition, transfer of amounts from the General Account also may be postponed for up to six months in certain circumstances.

     Payment Not Honored by Bank. Any payment due under the Contract which is derived, all or in part, from any amount paid to Charter by check or draft may be postponed until such time as Charter determines that such instrument has been honored.

CONTRACT EXPIRATION

     The Contract will expire and be of no effect when the Cash Value is insufficient to cover deductions for the Mortality and Expense Risk Charge, the Contract Administration Charge, the Records Maintenance Charge, and transfer charges.

MISSTATEMENT OF AGE OR SEX

     If the Annuitant's age or sex has been misstated on the application, Charter will recalculate the Annuity Payments to reflect the calculations that would have been made had the Annuitant's age or sex been correctly stated.

ASSIGNMENT

     Except in the case of a Contract that qualifies as an individual retirement annuity under Section 408(b) of the Code, (i) an Owner may assign all or a portion of his or her right to receive Annuity Payments under the Contract, and
(ii) an Owner may assign the Contract as collateral security. An assignment by the Owner before the Maturity Date of all or a portion of the right to receive Annuity Payments entitles the assignee to receive the assigned Annuity Payments to which he or she is entitled, in a lump sum, on the Maturity Date. Such lump sum payment will be made within seven days. An assignment by the Owner after the Maturity Date of all or a portion of the right to receive Annuity Payments entitles the assignee to receive the assigned Annuity Payments to which he or she is entitled in accordance with the Annuity Income Option in effect on the Maturity Date. The assignee may not select an Annuity Income Option or change an existing Annuity Income Option. See "THE CONTRACT - Contract Ownership."

     In the case of a Qualified Contract, certain assignments permissible under the Contract may adversely affect the qualification of the underlying retirement plan or individual retirement

                                                                        HELMSMAN


account for special federal income tax treatment. Potential purchasers of Qualified Contracts are urged to consult their own tax advisers.

     If the right to receive Annuity Payments is assigned or the Contract is assigned as collateral security, the Owner's rights and those of any Beneficiary will be subject to such assignment. Charter is not responsible for the adequacy of any assignment and will not be bound by the assignment until satisfactory written evidence of the assignment has been received. In certain circumstances, an assignment will be subject to federal income tax. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES - Taxation of Annuities."

NONPARTICIPATING CONTRACT

     The Contract does not participate in the divisible surplus of Charter. No dividends are payable on the Contract.

WRITTEN NOTICES AND REQUESTS; OWNER INQUIRIES

     Any Written Notice or Written Request required to be sent to Charter should be sent to 8301 Maryland Avenue, St. Louis, Missouri 63105. Any notice or request must be on the form provided by Charter and contain such information as Charter requires to process such notice or request including the Contract number and the Owner's full name and signature. Any notice sent by Charter to an Owner will be sent to the address shown in the application unless a Written Notice of an address change has been filed with Charter. All Owner inquiries should be addressed to Charter at its Home Office or made by calling (314) 725-7575 and should include the Contract number and the Owner's full name.

RECORDS AND REPORTS

     Charter will maintain all records relating to the Variable Account. Charter will send Owners, at their last known address of record, an annual report stating the Death Benefit, the Accumulated Value, the Cash Value, additional Premiums, charges, and partial surrenders made during the Contract Year. Owners will also be sent annual and semiannual reports for the Fund, which will include a list of the securities in each Portfolio as of the current date of the report to the extent required by the 1940 Act.

--------------------------------------------------------------------------------
                          DISTRIBUTION OF THE CONTRACT
--------------------------------------------------------------------------------

     The Contract was sold by individuals who, in addition to being licensed as life insurance agents for Charter, were also registered representatives of CNL, the principal underwriter of the Contracts, or of broker-dealers which have entered into written sales agreements with CNL. CNL is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934, as amended (the "1934 Act"), and is a member of the National Association of Securities Dealers, Inc. CNL is a wholly owned subsidiary of Charter and, therefore, is controlled by Charter. The principal address of CNL is 8301 Maryland Avenue, St. Louis, Missouri 63105.

     CNL  is  doing  business under the following names in the states indicated:
CNL Insurance Marketing, Inc. in California, Florida, Minnesota, Montana, New Hampshire and New Jersey;

                                                                        HELMSMAN


CNL Insurance & Financial Services, Inc. in Illinois, Kentucky, Maine, Maryland, Nevada, Rhode Island and Utah; and CNL, Inc. of Missouri in Vermont.

     CNL  discontinued  offering  the  Contract  on  May  1,  1991.

     Charter will pay a 6.5% commission to CNL in connection with its services as the principal underwriter of the Contracts. Of that amount, the maximum commission that will be paid to broker-dealers by CNL under written sales agreements, as a percentage of Premiums, is 5%. Commissions paid in respect of Contracts that are surrendered within six months after the initial Premium will be refunded to Charter by the broker-dealer. During 1990 and 1989 commissions relating to the sale of the Contracts of $227,736.95 and $454,001.17, respectively, were paid by Charter to CNL. Commissions due and accrued amounted to $2,353.72 and $1,300.00 at December 31, 1990 and 1989, respectively.

--------------------------------------------------------------------------------
                              THE GENERAL ACCOUNT
--------------------------------------------------------------------------------

     Premiums allocated or transferred to the General Account under the Contracts become part of the general account assets of Charter, which support annuity and insurance obligations. The General Account includes all of Charter's assets, except those assets segregated in separate accounts. Charter has sole discretion to invest the assets of the General Account, subject to applicable law. Because of exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the General Account registered as an investment company under the 1940 Act. Accordingly, neither the General Account nor any interests therein are subject to the provisions of such statutes, and, as a result, the staff of the SEC has not reviewed the disclosures in this Prospectus relating to the General Account. However, disclosures about the General Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

     Charter guarantees that it will credit interest at an effective annual rate of at least 3.5% compounded monthly. Charter may, at its sole discretion, declare higher interest rate(s) for amounts allocated or transferred to the General Account ("Declared Rate(s)"). Each such Declared Rate will be fixed and guaranteed by Charter and applied to a specific period of time, which will not be less than one year nor more than 10 years (the "Declaration Period"). An Owner must specify one or more of the Declaration Periods currently offered by Charter when allocating or transferring funds to or within the General Account. At any one time, an Owner may have amounts earning different Declared Rates within a Declaration Period because amounts were allocated or transferred to that Declaration Period at different times. Charter will not accept allocations to the General Account which would increase a Contract's value in the General Account over $250,000. Subject to deductions for charges in respect of surrenders, transfers, and other applicable charges, Charter guarantees that the value held in the General Account will equal all amounts allocated or transferred to the General Account, plus any interest credited thereto, less any amounts surrendered or transferred from the General Account. An Owner is not entitled to share in the investment experience of the General Account.

     An amount allocated or transferred to the General Account may not be transferred from or within the General Account prior to the end of the Declaration Period with which it is

                                                                        HELMSMAN


associated. Charter will notify Owners having funds invested in the General Account and associated with an expiring Declaration Period prior to the end of the Declaration Period and will request instructions as to the reallocation of such amounts. If no instructions are received from the Owner prior to the end of the Declaration Period, the portion of the Accumulated Value attributable to such Declaration Period will be transferred to the Money Market Subaccount at the end of the Declaration Period.

     For a discussion of transfer rights and charges and surrender privileges and charges relating to amounts allocated to the General Account, see "THE CONTRACT - Transfers," "DISTRIBUTIONS UNDER THE CONTRACT - Full and Partial Surrender Privileges," "CHARGES AND DEDUCTIONS - Surrender Charges," and "CHARGES AND DEDUCTIONS - Transfer Charges."

--------------------------------------------------------------------------------
                                 VOTING RIGHTS
--------------------------------------------------------------------------------

     To the extent required by law, Charter will vote the Fund's shares held in the Variable Account at regular and special shareholder meetings of the Fund in accordance with instructions received from persons having voting interests in the corresponding Subaccounts. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result Charter determines that it is permitted to vote the Fund's shares in its own right, it may elect to do so.

     The number of votes that an Owner has the right to instruct will be calculated separately for each Subaccount. The number of votes for each Subaccount that an Owner has the right to instruct will be determined by dividing a Contract's value in a Subaccount by the net asset value per share of the corresponding Portfolio in which the Subaccount invests. Fractional shares will be counted. The number of votes of a Portfolio that the Owner has the right to instruct will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the meeting of the Fund. Voting instructions will be solicited by written communications prior to that meeting in accordance with procedures established by the Fund.

     Charter will vote Fund shares held in the Variable Account as to which no timely instructions are received in proportion to the voting instructions which are received with respect to all Contracts participating in that Portfolio. Charter also will vote shares it owns that are held in the Variable Account and that are not attributable to Owners in the same proportion.

     Separate accounts of other insurance companies, including insurance companies affiliated with Charter, may also invest premiums for variable life and variable annuity contracts in the Fund. It is to be expected that Fund shares held by those separate accounts will be voted according to the instructions of the owners of those variable life and variable annuity contracts. This will dilute the effect of the Owner's voting instructions. Charter does not see any disadvantages to this dilution.

     Each person having a voting interest in a Subaccount will receive proxy material, reports, and other materials relating to the appropriate Portfolio.

                                                                        HELMSMAN


--------------------------------------------------------------------------------
                               LEGAL PROCEEDINGS
--------------------------------------------------------------------------------

     There are no legal proceedings to which the Variable Account is a party or to which the assets of the Variable Account are subject. Charter is not involved in any litigation that is of material importance in relation to its total assets or that relates to the Variable Account.

--------------------------------------------------------------------------------
                             ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

     A registration statement has been filed with the SEC under the 1933 Act and the 1940 Act with respect to the Contract offered hereby. This Prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement to all of which reference is made for further information concerning the Variable Account, Charter and the Contract offered hereby. Statements contained in this Prospectus as to the contents of the Contract and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

                                                                        HELMSMAN


--------------------------------------------------------------------------------
                             TABLE OF CONTENTS FOR
                                THE STATEMENT OF
                             ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

                                                                            Page
STATE REGULATION OF CHARTER....................................................5
CERTAIN FEDERAL INCOME TAX CONSEQUENCES
OF CERTAIN EXCHANGES AND SURRENDERS............................................5
SAFEKEEPING OF THE VARIABLE ACCOUNTS ASSETS....................................5
CALCULATION OF YIELDS AND TOTAL RETURNS........................................5
     Money Market Subaccount Yields............................................6
     Other Subaccount Yields...................................................7
     Total Returns.............................................................8
EFFECT OF THE RECORDS MAINTENANCE CHARGE
 ON PERFORMANCE DATA...........................................................9
OTHER PERFORMANCE DATA.........................................................9
     Non-Standard Average Annual Total Returns.................................9
     Cumulative Total Return';................................................10
LEGAL MATTERS.................................................................11
EXPERTS.......................................................................11



* The corresponding section headings may be found in the Prospectus on the pages indicated.

                           HELMSMAN VARIABLE ANNUITY
                                   Issued by
                        ALLSTATE LIFE INSURANCE COMPANY
          (former Depositor, Charter National Life Insurance Company)

      Allstate Life Insurance Company Variable Annuity Separate Account C
             (formerly, Charter National Variable Annuity Account)

                        Supplement Dated January 4, 2016
                                     to the
             Statement of Additional Information dated May 1, 1991


This Supplement amends and supplements certain information contained in the Statement of Additional Information ("SAI") for the Helmsman Variable Annuity. Please read this Supplement carefully and retain it for future reference. All terms that are not defined in this Supplement shall have the meanings given to those same terms in the SAI.

** Effective on or about January 1, 2016, Charter National Life Insurance Company ("Charter National") merged with and into its affiliate, Allstate Life Insurance Company ("ALIC"). Before the merger ("Merger"), Charter National was the issuer of the Helmsman Variable Annuity contract ("Contract"). Upon consummation of the Merger, Charter National's corporate existence ceased by operation of law, and ALIC assumed legal ownership of all of the assets of Charter National, including the separate account funding the Contract ("Variable Account") and the assets of the Variable Account. In connection with the Merger, ALIC became responsible for all liabilities and obligations of Charter National, including those created under the Contract. The Contract has thereby become a single premium deferred variable annuity contract funded by a separate account of ALIC. Accordingly, the "STATE REGULATION OF CHARTER" section of the Statement of Additional Information no longer applies, and all other references in the Statement of Additional Information to Charter National Life Insurance Company as issuer of the Contract and depositor of the Variable Account are amended to refer to Allstate Life Insurance Company.

In connection with the Merger, the Variable Account was renamed. All references in the Statement of Additional Information to the Variable Account as Charter National Variable Annuity Account should be replaced by references to Allstate Life Insurance Company Variable Annuity Separate Account C.

Charter  stopped  issuing  new  Contracts,  effective May 1, 1991. Following the
Merger,  ALIC  will  not  be  issuing  new  Contracts.

The following new section updates  the  Statement  of  Additional  Information:

                                 CYBER SECURITY

Our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners. Consequently, our business is potentially susceptible to operational and information security risks resulting from a cyber-attack. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third party service providers may adversely affect us and the value of your accumulation units. For instance, cyber attacks may: interfere with our processing of Contract transactions, including the processing of orders from our website or with the underlying funds; affect our ability to calculate accumulation unit values; cause the release and possible destruction of confidential customer or business information; impede order processing; subject us and/or our service providers and intermediaries to regulatory fines and financial losses; and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your accumulation units to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your accumulation units that result from cyber-attacks or information security breaches in the future.

The following replaces the information under the heading "LEGAL MATTERS" in the Statement of Additional Information:

Angela K. Fontana, Vice President, General Counsel and Secretary of ALIC, has provided legal advice on certain matters in connection with the issuance of the Contract.

The  following  replaces  the  "EXPERTS"  section of the Statement of Additional
Information:

                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of the Charter National Variable Annuity Account (renamed Allstate Life Insurance Company Variable Annuity Separate Account C in connection with the Merger) at December 31, 2014, and for the periods disclosed in the financial statements and the related financial statement schedules of Allstate Life Insurance Company as of December 31, 2014, and December 31, 2013, and for each of the three years ended December 31, 2014, included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, 111 S. Wacker Drive, Chicago, Illinois 60606, an independent registered public accounting firm, as stated in their reports appearing herein. Such financial statements and financial statement schedules are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                              FINANCIAL STATEMENTS

The audited financial statements (U.S. GAAP basis) of Allstate Life Insurance Company and the audited financial statements (U.S. GAAP basis) of the Charter National Variable Annuity

Account  (renamed  Allstate  Life  Insurance  Company  Variable Annuity Separate
Account  C  as  noted  above)  are  included  herein.

The values of an Owner's interest in the Charter National Variable Annuity Account (renamed as noted above) will be affected solely by the investment results of the selected Subaccounts. Allstate Life Insurance Company financial statements, which are included in this Statement of Additional Information, should be considered as bearing only on Allstate Life Insurance Company's ability to meet its obligations under the Contract. They should not be considered as bearing on the investment performance of the assets held in the Charter National Variable Annuity Account (renamed as noted above).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Allstate Life Insurance Company
Northbrook, Illinois 60062

We have audited the accompanying Consolidated Statements of Financial Position of Allstate Life Insurance Company and subsidiaries (the "Company"), an affiliate of The Allstate Corporation, as of December 31, 2014 and 2013, and the related Consolidated Statements of Operations and Comprehensive Income, Shareholder's Equity, and Cash Flows for each of the three years in the period ended December 31, 2014. Our audits also included the consolidated financial statement schedules listed in the Index at Item 15. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Allstate Life Insurance Company and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such consolidated financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Chicago, Illinois
March 4, 2015

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
        CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

                                                                                              Year Ended December 31,
($ in millions)                                                                               ----------------------
                                                                                               2014    2013    2012
                                                                                              ------  ------  ------
Revenues
   Premiums (net of reinsurance ceded of $216, $367 and $402)                                 $  589  $  613  $  593
   Contract charges (net of reinsurance ceded of $176, $251 and $252)                            847   1,054   1,029
   Net investment income                                                                       2,081   2,485   2,597
   Realized capital gains and losses:
       Total other-than-temporary impairment ("OTTI") losses                                     (54)    (49)    (60)
       OTTI losses reclassified to (from) other comprehensive income                              (1)     (3)     (8)
                                                                                              ------  ------  ------
          Net OTTI losses recognized in earnings                                                 (55)    (52)    (68)
       Sales and other realized capital gains and losses                                         198     128      52
                                                                                              ------  ------  ------
          Total realized capital gains and losses                                                143      76     (16)
                                                                                              ------  ------  ------
                                                                                               3,660   4,228   4,203
                                                                                              ------  ------  ------
Costs and expenses
   Contract benefits (net of reinsurance ceded of $329, $331 and $644)                         1,452   1,606   1,521
   Interest credited to contractholder funds (net of reinsurance ceded of $27, $27 and $28)      891   1,251   1,289
   Amortization of deferred policy acquisition costs                                             162     240     324
   Operating costs and expenses                                                                  310     434     437
   Restructuring and related charges                                                               2       6      --
   Interest expense                                                                               16      23      45
                                                                                              ------  ------  ------
                                                                                               2,833   3,560   3,616
                                                                                              ------  ------  ------
(Loss) gain on disposition of operations                                                         (68)   (687)     18
                                                                                              ------  ------  ------
Income (loss) from operations before income tax expense                                          759     (19)    605

Income tax expense                                                                               233      19     179
                                                                                              ------  ------  ------
Net income (loss)                                                                                526     (38)    426
                                                                                              ------  ------  ------
Other comprehensive income (loss), after-tax
   Change in unrealized net capital gains and losses                                             455    (707)    821
   Change in unrealized foreign currency translation adjustments                                  (4)      2      --
                                                                                              ------  ------  ------
       Other comprehensive income (loss), after-tax                                              451    (705)    821
                                                                                              ------  ------  ------
Comprehensive income (loss)                                                                   $  977  $ (743) $1,247
                                                                                              ======  ======  ======

                See notes to consolidated financial statements.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARES
                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                                                                                                   December 31,
($ in millions, except par value data)                                                           ----------------
                                                                                                   2014     2013
                                                                                                 -------  -------
Assets
Investments
   Fixed income securities, at fair value (amortized cost $25,822 and $27,427)                   $28,117  $28,756
   Mortgage loans                                                                                  3,686    4,173
   Equity securities, at fair value (cost $927 and $565)                                             970      650
   Limited partnership interests                                                                   2,024    2,064
   Short-term, at fair value (amortized cost $857 and $590)                                          857      590
   Policy loans                                                                                      616      623
   Other                                                                                           1,196    1,088
                                                                                                 -------  -------
          Total investments                                                                       37,466   37,944
Cash                                                                                                 146       93
Deferred policy acquisition costs                                                                  1,271    1,331
Reinsurance recoverables                                                                           2,586    2,754
Accrued investment income                                                                            333      358
Other assets                                                                                         537      256
Separate Accounts                                                                                  4,396    5,039
Assets held for sale                                                                                  --   15,593
                                                                                                 -------  -------
          Total assets                                                                           $46,735  $63,368
                                                                                                 =======  =======
Liabilities
Contractholder funds                                                                             $21,816  $23,604
Reserve for life-contingent contract benefits                                                     11,566   11,589
Unearned premiums                                                                                      6        6
Payable to affiliates, net                                                                            96      100
Other liabilities and accrued expenses                                                               826      838
Deferred income taxes                                                                              1,407      941
Notes due to related parties                                                                         275      282
Separate Accounts                                                                                  4,396    5,039
Liabilities held for sale                                                                             --   14,899
                                                                                                 -------  -------
          Total liabilities                                                                       40,388   57,298
                                                                                                 -------  -------
Commitments and Contingent Liabilities (Notes 8 and 12)
Shareholder's Equity

Redeemable preferred stock - series A, $100 par value, 1,500,000 shares authorized, none issued       --       --

Redeemable preferred stock - series B, $100 par value, 1,500,000 shares authorized, none issued       --       --

Common stock, $227 par value, 23,800 shares authorized and outstanding                                 5        5
Additional capital paid-in                                                                         1,990    2,690
Retained income                                                                                    2,973    2,447
Accumulated other comprehensive income:
   Unrealized net capital gains and losses:
       Unrealized net capital gains and losses on fixed income securities with OTTI                   47       31
       Other unrealized net capital gains and losses                                               1,468      997
       Unrealized adjustment to DAC, DSI and insurance reserves                                     (133)    (101)
                                                                                                 -------  -------
          Total unrealized net capital gains and losses                                            1,382      927
       Unrealized foreign currency translation adjustments                                            (3)       1
                                                                                                 -------  -------
          Total accumulated other comprehensive income                                             1,379      928
                                                                                                 -------  -------
          Total shareholder's equity                                                               6,347    6,070
                                                                                                 -------  -------
          Total liabilities and shareholder's equity                                             $46,735  $63,368
                                                                                                 =======  =======

                See notes to consolidated financial statements.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARES
                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                                               Year Ended December 31,
($ in millions)                                                ----------------------
                                                                2014    2013    2012
                                                               ------  ------  ------
Common stock                                                   $    5  $    5  $    5
                                                               ------  ------  ------
Additional capital paid-in
Balance, beginning of year                                      2,690   3,190   3,190
Return of capital                                                (700)   (500)     --
                                                               ------  ------  ------
Balance, end of year                                            1,990   2,690   3,190
                                                               ------  ------  ------
Retained income
Balance, beginning of year                                      2,447   2,485   2,060
Net income (loss)                                                 526     (38)    426
Loss on reinsurance agreement with an affiliate                    --      --      (1)
                                                               ------  ------  ------
Balance, end of year                                            2,973   2,447   2,485
                                                               ------  ------  ------
Accumulated other comprehensive income
Balance, beginning of year                                        928   1,633     812
Change in unrealized net capital gains and losses                 455    (707)    821
Change in unrealized foreign currency translation adjustments      (4)      2      --
                                                               ------  ------  ------
Balance, end of year                                            1,379     928   1,633
                                                               ------  ------  ------
Total shareholder's equity                                     $6,347  $6,070  $7,313
                                                               ======  ======  ======

                See notes to consolidated financial statements.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           Year Ended December 31,
($ in millions)                                                                           -------------------------
                                                                                            2014     2013     2012
                                                                                          -------  -------  -------
Cash flows from operating activities
Net income (loss)                                                                         $   526  $   (38) $   426
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
   Amortization and other non-cash items                                                      (86)     (73)     (25)
   Realized capital gains and losses                                                         (143)     (76)      16
   Loss (gain) on disposition of operations                                                    68      687      (18)
   Interest credited to contractholder funds                                                  891    1,251    1,289
   Changes in:
       Policy benefits and other insurance reserves                                          (553)    (634)    (656)
       Unearned premiums                                                                       (1)      (2)      (3)
       Deferred policy acquisition costs                                                       (1)     (14)      62
       Reinsurance recoverables, net                                                          (25)     (54)    (157)
       Income taxes                                                                           121       33      248
       Other operating assets and liabilities                                                (134)     (65)     (35)
                                                                                          -------  -------  -------
          Net cash provided by operating activities                                           663    1,015    1,147
                                                                                          -------  -------  -------
Cash flows from investing activities
Proceeds from sales
   Fixed income securities                                                                  3,353    4,046    6,674
   Equity securities                                                                        1,383      265       22
   Limited partnership interests                                                              521      387      201
   Mortgage loans                                                                              10       24       15
   Other investments                                                                           35       38      111
Investment collections
   Fixed income securities                                                                  1,909    4,168    3,077
   Mortgage loans                                                                           1,027      926    1,022
   Other investments                                                                           46       88       84
Investment purchases
   Fixed income securities                                                                 (3,232)  (4,348)  (7,458)
   Equity securities                                                                       (1,612)    (453)    (201)
   Limited partnership interests                                                             (711)    (597)    (507)
   Mortgage loans                                                                            (468)    (522)    (449)
   Other investments                                                                         (306)     (81)    (159)
Change in short-term investments, net                                                          79     (108)      16
Change in policy loans and other investments, net                                              60       76       56
Disposition of operations                                                                     345       --       13
                                                                                          -------  -------  -------
          Net cash provided by investing activities                                         2,439    3,909    2,517
                                                                                          -------  -------  -------
Cash flows from financing activities
Contractholder fund deposits                                                                1,065    2,062    2,061
Contractholder fund withdrawals                                                            (3,407)  (6,520)  (5,490)
Return of capital                                                                            (700)    (500)      --
Repayment of notes due to related parties                                                      (7)    (214)    (204)
                                                                                          -------  -------  -------
          Net cash used in financing activities                                            (3,049)  (5,172)  (3,633)
                                                                                          -------  -------  -------
Net increase (decrease) in cash                                                                53     (248)      31
Cash at beginning of year                                                                      93      341      310
                                                                                          -------  -------  -------
Cash at end of year                                                                       $   146  $    93  $   341
                                                                                          =======  =======  =======

                See notes to consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General

Basis of presentation

   The accompanying consolidated financial statements include the accounts of Allstate Life Insurance Company ("ALIC") and its wholly owned subsidiaries (collectively referred to as the "Company"). ALIC is wholly owned by Allstate Insurance Company ("AIC"), which is wholly owned by Allstate Insurance Holdings, LLC, a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany accounts and transactions have been eliminated.

   To conform to the current year presentation, certain amounts in the prior year notes to consolidated financial statements have been reclassified.

   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Nature of operations

   The Company sells traditional, interest-sensitive and variable life insurance products. The Company distributes its products through Allstate exclusive agencies and exclusive financial specialists. The Company also sells voluntary accident and health insurance through workplace enrolling independent agents in New York. The Company previously offered and continues to have in force fixed annuities such as deferred and immediate annuities, and institutional products consisting of funding agreements sold to unaffiliated trusts that use them to back medium-term notes. The following table summarizes premiums and contract charges by product.

                                                       2014   2013   2012
     ($ in millions)                                  ------ ------ ------
     Premiums
     Traditional life insurance                       $  492 $  471 $  449
     Immediate annuities with life contingencies           4     37     45
     Accident and health insurance                        93    105     99
                                                      ------ ------ ------
        Total premiums                                   589    613    593

     Contract charges
     Interest-sensitive life insurance                   828  1,036  1,011
     Fixed annuities                                      19     18     18
                                                      ------ ------ ------
        Total contract charges                           847  1,054  1,029
                                                      ------ ------ ------
            Total premiums and contract charges       $1,436 $1,667 $1,622
                                                      ====== ====== ======

   The Company, through several subsidiaries, is authorized to sell life insurance and retirement products in all 50 states, the District of Columbia and Puerto Rico. For 2014, the top geographic locations for statutory premiums and annuity considerations were California, Texas, New York, Florida and Illinois. No other jurisdiction accounted for more than 5% of statutory premiums and annuity considerations.

   The Company has exposure to market risk as a result of its investment portfolio. Market risk is the risk that the Company will incur realized and unrealized net capital losses due to adverse changes in interest rates, credit spreads, equity prices or currency exchange rates. The Company's primary market risk exposures are to changes in interest rates, credit spreads and equity prices. Interest rate risk is the risk that the Company will incur a loss due to adverse changes in interest rates relative to the interest rate characteristics of its interest bearing assets and liabilities. This risk arises from many of the Company's primary activities, as it invests substantial funds in interest-sensitive assets and issues interest-sensitive liabilities. Interest rate risk includes risks related to changes in U.S. Treasury yields and other key risk-free reference yields. Credit spread risk is the risk that the Company will incur a loss due to adverse changes in credit spreads. This risk arises from many of the Company's primary activities, as the Company invests substantial funds in spread-sensitive fixed income assets. Equity price risk is the risk that the Company will incur losses due to adverse changes in the general levels of the equity markets.

   The Company monitors economic and regulatory developments that have the potential to impact its business. Federal and state laws and regulations affect the taxation of insurance companies and life insurance products. Congress and various state legislatures from time to time consider legislation that would reduce or eliminate the favorable policyholder tax treatment currently applicable to life insurance. Congress and various state legislatures also consider proposals to reduce the taxation of certain products or investments that may compete with life insurance. Legislation that increases the taxation on insurance products or reduces the taxation on competing products could lessen the advantage or create a disadvantage for certain of the Company's products making them less competitive. Such proposals, if adopted, could have an adverse effect on the Company's financial position or ability to sell such products and could result in the surrender of some existing contracts and policies. In addition, changes in the federal estate tax laws could negatively affect the demand for the types of life insurance used in estate planning.

2. Summary of Significant Accounting Policies

Investments

   Fixed income securities include bonds, asset-backed securities ("ABS"), residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and redeemable preferred stocks. Fixed income securities, which may be sold prior to their contractual maturity, are designated as available for sale and are carried at fair value. The difference between amortized cost and fair value, net of deferred income taxes and related deferred policy acquisition costs ("DAC"), deferred sales inducement costs ("DSI") and reserves for life-contingent contract benefits, is reflected as a component of accumulated other comprehensive income. Cash received from calls and make-whole payments is reflected as a component of proceeds from sales and cash received from maturities and pay-downs is reflected as a component of investment collections within the Consolidated Statements of Cash Flows.

   Mortgage loans are carried at unpaid principal balances, net of unamortized premium or discount and valuation allowances. Valuation allowances are established for impaired loans when it is probable that contractual principal and interest will not be collected.

   Equity securities primarily include common stocks, exchange traded and mutual funds, non-redeemable preferred stocks and real estate investment trust equity investments. Equity securities are designated as available for sale and are carried at fair value. The difference between cost and fair value, net of deferred income taxes, is reflected as a component of accumulated other comprehensive income.

   Investments in limited partnership interests, including interests in private equity/debt funds, real estate funds and other funds, where the Company's interest is so minor that it exercises virtually no influence over operating and financial policies are accounted for in accordance with the cost method of accounting; all other investments in limited partnership interests are accounted for in accordance with the equity method of accounting ("EMA").

   Short-term investments, including money market funds, commercial paper and other short-term investments, are carried at fair value. Policy loans are carried at unpaid principal balances. Other investments primarily consist of bank loans, agent loans, notes due from related party and derivatives. Bank loans are primarily senior secured corporate loans and are carried at amortized cost. Agent loans are loans issued to exclusive Allstate agents and are carried at unpaid principal balances, net of valuation allowances and unamortized deferred fees or costs. Notes due from related party are carried at outstanding principal balances. Derivatives are carried at fair value.

   Investment income primarily consists of interest, dividends, income from certain derivative transactions and income from limited partnership interests. Interest is recognized on an accrual basis using the effective yield method and dividends are recorded at the ex-dividend date. Interest income for ABS, RMBS and CMBS is determined considering estimated pay-downs, including prepayments, obtained from third party data sources and internal estimates. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. For ABS, RMBS and CMBS of high credit quality with fixed interest rates, the effective yield is recalculated on a retrospective basis. For all others, the effective yield is recalculated on a prospective basis. Accrual of income is suspended for other-than-temporarily impaired fixed income securities when the timing and amount of cash flows expected to be received is not reasonably estimable. Accrual of income is suspended for mortgage loans, bank loans and agent loans that are in default or when full and timely collection of principal and interest payments is not probable. Cash receipts on investments on nonaccrual status are generally recorded as a reduction of carrying value. Income from cost method limited partnership interests is recognized upon receipt of amounts distributed by the partnerships. Income from EMA limited partnership interests is recognized based on the Company's share of the partnerships' net income, including unrealized gains and losses, and is recognized on a delay due to the availability of the related financial statements. Income recognition on private equity/debt funds and real estate funds is generally on a three month delay and income recognition on other funds is generally on a one month delay.

   Realized capital gains and losses include gains and losses on investment sales, write-downs in value due to other-than-temporary declines in fair value, adjustments to valuation allowances on mortgage loans and agent loans and periodic changes in fair value and settlements of certain derivatives including hedge ineffectiveness. Realized capital gains and losses on investment sales are determined on a specific identification basis.

Derivative and embedded derivative financial instruments

   Derivative financial instruments include interest rate swaps, credit default swaps, futures (interest rate and equity), options (including swaptions), interest rate caps, warrants, foreign currency swaps, foreign currency forwards and certain investment risk transfer reinsurance agreements. Derivatives required to be separated from the host instrument and accounted for as derivative financial instruments ("subject to bifurcation") are embedded in certain fixed income securities, equity-indexed life and annuity contracts, reinsured variable annuity contracts and certain funding agreements.

   All derivatives are accounted for on a fair value basis and reported as other investments, other assets, other liabilities and accrued expenses or contractholder funds. Embedded derivative instruments subject to bifurcation are also accounted for on a fair value basis and are reported together with the host contract. The change in fair value of derivatives embedded in certain fixed income securities and subject to bifurcation is reported in realized capital gains and losses. The change in fair value of derivatives embedded in life and annuity product contracts and subject to bifurcation is reported in contract benefits or interest credited to contractholder funds. Cash flows from embedded derivatives subject to bifurcation and derivatives receiving hedge accounting are reported consistently with the host contracts and hedged risks, respectively, within the Consolidated Statements of Cash Flows. Cash flows from other derivatives are reported in cash flows from investing activities within the Consolidated Statements of Cash Flows.

   When derivatives meet specific criteria, they may be designated as accounting hedges and accounted for as fair value, cash flow, foreign currency fair value or foreign currency cash flow hedges. The hedged item may be either all or a specific portion of a recognized asset, liability or an unrecognized firm commitment attributable to a particular risk for fair value hedges. At the inception of the hedge, the Company formally documents the hedging relationship and risk management objective and strategy. The documentation identifies the hedging instrument, the hedged item, the nature of the risk being hedged and the methodology used to assess the effectiveness of the hedging instrument in offsetting the exposure to changes in the hedged item's fair value attributable to the hedged risk. For a cash flow hedge, this documentation includes the exposure to changes in the variability in cash flows attributable to the hedged risk. The Company does not exclude any component of the change in fair value of the hedging instrument from the effectiveness assessment. At each reporting date, the Company confirms that the hedging instrument continues to be highly effective in offsetting the hedged risk. Ineffectiveness in fair value hedges and cash flow hedges, if any, is reported in realized capital gains and losses.

   Fair value hedges The change in fair value of hedging instruments used in fair value hedges of investment assets or a portion thereof is reported in net investment income, together with the change in fair value of the hedged items. The change in fair value of hedging instruments used in fair value hedges of contractholder funds liabilities or a portion thereof is reported in interest credited to contractholder funds, together with the change in fair value of the hedged items. Accrued periodic settlements on swaps are reported together with the changes in fair value of the swaps in net investment income or interest credited to contractholder funds. The amortized cost for fixed income securities, the carrying value for mortgage loans or the carrying value of the hedged liability is adjusted for the change in fair value of the hedged risk.

   Cash flow hedges For hedging instruments used in cash flow hedges, the changes in fair value of the derivatives representing the effective portion of the hedge are reported in accumulated other comprehensive income. Amounts are reclassified to net investment income or realized capital gains and losses as the hedged or forecasted transaction affects income. Accrued periodic settlements on derivatives used in cash flow hedges are reported in net investment income. The amount reported in accumulated other comprehensive income for a hedged transaction is limited to the lesser of the cumulative gain or loss on the derivative less the amount reclassified to income, or the cumulative gain or loss on the derivative needed to offset the cumulative change in the expected future cash flows on the hedged transaction from inception of the hedge less the derivative gain or loss previously reclassified from accumulated other comprehensive income to income. If the Company expects at any time that the loss reported in accumulated other comprehensive income would lead to a net loss on the combination of the hedging instrument and the hedged transaction which may not be recoverable, a loss is recognized immediately in realized capital gains and losses. If an impairment loss is recognized on an asset or an additional obligation is incurred on a liability involved in a hedge transaction, any offsetting gain in accumulated other comprehensive income is reclassified and reported together with the impairment loss or recognition of the obligation.

   Termination of hedge accounting If, subsequent to entering into a hedge transaction, the derivative becomes ineffective (including if the hedged item is sold or otherwise extinguished, the occurrence of a hedged forecasted transaction is no longer probable or the hedged asset becomes other-than-temporarily impaired), the Company may terminate the derivative position. The Company may also terminate derivative instruments or redesignate them as non-hedge as a result of other events or circumstances. If the derivative instrument is not terminated when a fair value hedge is no longer effective, the future gains and losses recognized on the derivative are reported in realized capital gains and losses. When a fair value hedge is no longer effective, is redesignated as non-hedge or when the derivative has been terminated, the fair value gain or loss on the hedged asset, liability or portion thereof which has already been recognized in income while the hedge was in place and used to adjust the amortized cost for fixed income securities, the carrying value for mortgage loans or the carrying value of the hedged liability, is amortized over the remaining life of the hedged asset, liability or portion thereof, and reflected in net investment income or interest credited to contractholder funds beginning in the period that hedge accounting is no longer applied. If the hedged item in a fair value hedge is an asset that has become other-than-temporarily impaired, the adjustment made to the amortized cost for fixed income securities or the carrying value for mortgage loans is subject to the accounting policies applied to other-than-temporarily impaired assets.

   When a derivative instrument used in a cash flow hedge of an existing asset or liability is no longer effective or is terminated, the gain or loss recognized on the derivative is reclassified from accumulated other comprehensive income to income as the hedged risk impacts income. If the derivative instrument is not terminated when a cash flow hedge is no longer effective, the future gains and losses recognized on the derivative are reported in realized capital gains and losses. When a derivative instrument used in a cash flow hedge of a forecasted transaction is terminated because it is probable the forecasted transaction will not occur, the gain or loss recognized on the derivative is immediately reclassified from accumulated other comprehensive income to realized capital gains and losses in the period that hedge accounting is no longer applied.

   Non-hedge derivative financial instruments For derivatives for which hedge accounting is not applied, the income statement effects, including fair value gains and losses and accrued periodic settlements, are reported either in realized capital gains and losses or in a single line item together with the results of the associated asset or liability for which risks are being managed.

Securities loaned

   The Company's business activities include securities lending transactions, which are used primarily to generate net investment income. The proceeds received in conjunction with securities lending transactions are reinvested in short-term investments. These transactions are short-term in nature, usually 30 days or less.

   The Company receives cash collateral for securities loaned in an amount generally equal to 102% of the fair value of securities and records the related obligations to return the collateral in other liabilities and accrued expenses. The carrying value of these obligations approximates fair value because of their relatively short-term nature. The Company monitors the market value of securities loaned on a daily basis and obtains additional collateral as necessary under the terms of the agreements to mitigate counterparty credit risk. The Company maintains the right and ability to repossess the securities loaned on short notice.

Recognition of premium revenues and contract charges, and related benefits and interest credited

   Traditional life insurance products consist principally of products with fixed and guaranteed premiums and benefits, primarily term and whole life insurance products. Voluntary accident and health insurance products are expected to remain in force for an extended period. Premiums from these products are recognized as revenue when due from policyholders. Benefits are reflected in contract benefits and recognized in relation to premiums, so that profits are recognized over the life of the policy.

   Immediate annuities with life contingencies, including certain structured settlement annuities, provide insurance protection over a period that extends beyond the period during which premiums are collected. Premiums from these products are recognized as revenue when received at the inception of the contract. Benefits and expenses are recognized in relation to premiums. Profits from these policies come from investment income, which is recognized over the life of the contract.

   Interest-sensitive life contracts, such as universal life and single premium life, are insurance contracts whose terms are not fixed and guaranteed. The terms that may be changed include premiums paid by the contractholder, interest credited to the contractholder account balance and contract charges assessed against the contractholder account balance. Premiums from these contracts are reported as contractholder fund deposits. Contract charges consist of fees assessed against the contractholder account balance for the cost of insurance (mortality risk), contract administration and surrender of the contract prior to contractually specified dates. These contract charges are recognized as revenue when assessed against the contractholder account balance. Contract benefits include life-contingent benefit payments in excess of the contractholder account balance.

   Contracts that do not subject the Company to significant risk arising from mortality or morbidity are referred to as investment contracts. Fixed annuities, including market value adjusted annuities, equity-indexed annuities and immediate annuities without life contingencies, and funding agreements (primarily backing medium-term notes) are considered investment contracts. Consideration received for such contracts is reported as contractholder fund deposits. Contract charges for investment contracts consist of fees assessed against the contractholder account balance for maintenance, administration and surrender of the contract prior to contractually specified dates, and are recognized when assessed against the contractholder account balance.

   Interest credited to contractholder funds represents interest accrued or paid on interest-sensitive life and investment contracts. Crediting rates for certain fixed annuities and interest-sensitive life contracts are adjusted periodically by the Company to reflect current market conditions subject to contractually guaranteed minimum rates. Crediting rates for indexed life and annuities and indexed funding agreements are generally based on a specified interest rate index or an equity index, such as the Standard & Poor's ("S&P") 500 Index. Interest credited also includes amortization of DSI expenses. DSI is amortized into interest credited using the same method used to amortize DAC.

   Contract charges for variable life and variable annuity products consist of fees assessed against the contractholder account balances for contract maintenance, administration, mortality, expense and surrender of the contract prior to contractually specified dates. Contract benefits incurred for variable annuity products include guaranteed minimum death, income, withdrawal and accumulation benefits. Substantially all of the Company's variable annuity business is ceded through reinsurance agreements and the contract charges and contract benefits related thereto are reported net of reinsurance ceded.

Deferred policy acquisition and sales inducement costs

   Costs that are related directly to the successful acquisition of new or renewal life insurance and investment contracts are deferred and recorded as DAC. These costs are principally agents' and brokers' remuneration and certain underwriting expenses. DSI costs, which are deferred and recorded as other assets, relate to sales inducements offered on sales to new customers, principally on fixed annuity and interest-sensitive life contracts. These sales inducements are primarily in the form of additional credits to the customer's account balance or enhancements to interest credited for a specified period which are in excess of the rates currently being credited to similar contracts without sales inducements. All other acquisition costs are expensed as incurred and included in operating costs and expenses. Amortization of DAC is included in amortization of deferred policy acquisition costs and is described in more detail below. DSI is amortized into income using the same methodology and assumptions as DAC and is included in interest credited to contractholder funds.

   For traditional life insurance, DAC is amortized over the premium paying period of the related policies in proportion to the estimated revenues on such business. Assumptions used in the amortization of DAC and reserve calculations are established at the time the policy is issued and are generally not revised during the life of the policy. Any deviations from projected business in force resulting from actual policy terminations differing from expected levels and any estimated premium deficiencies may result in a change to the rate of amortization in the period such events occur. Generally, the amortization periods for these policies approximates the estimated lives of the policies. The Company periodically reviews the recoverability of DAC for these policies on an aggregate basis using actual experience. The Company aggregates all traditional life insurance products and immediate annuities with life contingencies in the analysis. If actual experience is significantly adverse compared to the original assumptions and a premium deficiency is determined to exist, any remaining unamortized DAC balance would be expensed to the extent not recoverable and the establishment of a premium deficiency reserve may be required.

   For interest-sensitive life, fixed annuities and other investment contracts, DAC and DSI are amortized in proportion to the incidence of the total present value of gross profits, which includes both actual historical gross profits ("AGP") and estimated future gross profits ("EGP") expected to be earned over the estimated lives of the contracts. The amortization is net of interest on the prior period DAC balance using rates established at the inception of the contracts. Actual amortization periods generally range from 15-30 years; however, incorporating estimates of the rate of customer surrenders, partial withdrawals and deaths generally results in the majority of the DAC being amortized during the surrender charge period, which is typically 10-20 years for interest-sensitive life and 5-10 years for fixed annuities. The cumulative DAC and DSI amortization is reestimated and adjusted by a cumulative charge or credit to income when there is a difference between the incidence of actual versus expected gross profits in a reporting period or when there is a change in total EGP. When DAC or DSI amortization or a component of gross profits for a quarterly period is potentially negative (which would result in an increase of the DAC or DSI balance) as a result of negative AGP, the specific facts and circumstances surrounding the potential negative amortization are considered to determine whether it is appropriate for recognition in the consolidated financial statements. Negative amortization is only recorded when the increased DAC or DSI balance is determined to be recoverable based on facts and circumstances. Recapitalization of DAC and DSI is limited to the originally deferred costs plus interest.

   AGP and EGP primarily consist of the following components: contract charges for the cost of insurance less mortality costs and other benefits; investment income and realized capital gains and losses less interest credited; and surrender and other contract charges less maintenance expenses. The principal assumptions for determining the amount of EGP are persistency, mortality, expenses, investment returns, including capital gains and losses on assets supporting contract liabilities, interest crediting rates to contractholders, and the effects of any hedges. For products whose supporting investments are exposed to capital losses in excess of the Company's expectations which may cause periodic AGP to become temporarily negative, EGP and AGP utilized in DAC and DSI amortization may be modified to exclude the excess capital losses.

   The Company performs quarterly reviews of DAC and DSI recoverability for interest-sensitive life, fixed annuities and other investment contracts in the aggregate using current assumptions. If a change in the amount of EGP is significant, it could result in the unamortized DAC or DSI not being recoverable, resulting in a charge which is included as a component of amortization of deferred policy acquisition costs or interest credited to contractholder funds, respectively.

   The DAC and DSI balances presented include adjustments to reflect the amount by which the amortization of DAC and DSI would increase or decrease if the unrealized capital gains or losses in the respective product investment portfolios were actually realized. The adjustments are recorded net of tax in accumulated other comprehensive income. DAC, DSI and deferred income taxes determined on unrealized capital gains and losses and reported in accumulated other comprehensive income recognize the impact on shareholder's equity consistently with the amounts that would be recognized in the income statement on realized capital gains and losses.

   Customers of the Company may exchange one insurance policy or investment contract for another offered by the Company, or make modifications to an existing investment or life contract issued by the Company. These transactions are identified as internal replacements for accounting purposes. Internal replacement transactions determined to result in replacement contracts that are substantially unchanged from the replaced contracts are accounted for as continuations of the replaced contracts. Unamortized DAC and DSI related to the replaced contracts continue to be deferred and amortized in connection with the replacement contracts. For interest-sensitive life and investment contracts, the EGP of the replacement contracts are treated as a revision to the EGP of the replaced contracts in the determination of amortization of DAC and DSI. For traditional life insurance policies, any changes to unamortized DAC that result from replacement contracts are treated as prospective revisions. Any costs associated with the issuance of replacement contracts are characterized as maintenance costs and expensed as incurred. Internal replacement transactions determined to result in a substantial change to the replaced contracts are accounted for as an extinguishment of the replaced contracts, and any unamortized DAC and DSI related to the replaced contracts are eliminated with a corresponding charge to amortization of deferred policy acquisition costs or interest credited to contractholder funds, respectively.

   The costs assigned to the right to receive future cash flows from certain business purchased from other insurers are also classified as DAC in the Consolidated Statements of Financial Position. The costs capitalized represent the present value of future profits expected to be earned over the lives of the contracts acquired. These costs are amortized as profits emerge over the lives of the acquired business and are periodically evaluated for recoverability. The present value of future profits was $7 million and $8 million as of December 31, 2014 and 2013, respectively. Amortization expense of the present value of future profits was $1 million, $2 million and $3 million in 2014, 2013 and 2012, respectively.

Reinsurance

   In the normal course of business, the Company seeks to limit aggregate and single exposure to losses on large risks by purchasing reinsurance. The Company has also used reinsurance to effect the acquisition or disposition of certain blocks of business. The amounts reported as reinsurance recoverables include amounts billed to reinsurers on losses paid as well as estimates of amounts expected to be recovered from reinsurers on insurance liabilities and contractholder funds that have not yet been paid. Reinsurance recoverables on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Insurance liabilities are reported gross of reinsurance recoverables. Reinsurance premiums are generally reflected in income in a manner consistent with the recognition of premiums on the reinsured contracts. Reinsurance does not extinguish the Company's primary liability under the policies written. Therefore, the Company regularly evaluates the financial condition of its reinsurers and establishes allowances for uncollectible reinsurance as appropriate.

Goodwill

   Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. The goodwill balance was $5 million as of both December 31, 2014 and 2013. Goodwill is not amortized but is tested for impairment at least annually. The Company performs its annual goodwill impairment testing during the fourth quarter of each year based upon data as of the close of the third quarter. The Company also reviews goodwill for impairment whenever events or changes in circumstances, such as deteriorating or adverse market conditions, indicate that it is more likely than not that the carrying amount of goodwill may exceed its implied fair value. Goodwill impairment evaluations indicated no impairment as of December 31, 2014 or 2013.

Income taxes

   The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are unrealized capital gains and losses, DAC, insurance reserves and differences in tax bases of invested assets. A deferred tax asset valuation allowance is established when there is uncertainty that such assets will be realized.

Reserve for life-contingent contract benefits

   The reserve for life-contingent contract benefits payable under insurance policies, including traditional life insurance, life-contingent immediate annuities and voluntary accident and health insurance products, is computed on the basis of long-term actuarial assumptions of future investment yields, mortality, morbidity, policy terminations and expenses. These assumptions, which for traditional life insurance are applied using the net level premium method, include provisions for adverse deviation and generally vary by characteristics such as type of coverage, year of issue and policy duration. The assumptions are established at the time the policy is issued and are generally not changed during the life of the policy. The Company periodically reviews the adequacy of reserves for these policies on an aggregate basis using actual experience. If actual experience is significantly adverse compared to the original assumptions and a premium deficiency is determined to exist, any remaining unamortized DAC balance would be expensed to the extent not recoverable and the establishment of a premium deficiency reserve may be required. To the extent that unrealized gains on fixed income securities would result in a premium deficiency if those gains were realized, the related increase in reserves for certain immediate annuities with life contingencies is recorded net of tax as a reduction of unrealized net capital gains included in accumulated other comprehensive income.

Contractholder funds

   Contractholder funds represent interest-bearing liabilities arising from the sale of products such as interest-sensitive life insurance, fixed annuities and funding agreements. Contractholder funds primarily comprise cumulative deposits received and interest credited to the contractholder less cumulative contract benefits, surrenders, withdrawals, maturities and contract charges for mortality or administrative expenses. Contractholder funds also include reserves for secondary guarantees on interest-sensitive life insurance and certain fixed annuity contracts and reserves for certain guarantees on reinsured variable annuity contracts.

Held for sale classification

   Business is classified as held for sale when management has approved or received approval to sell the business, the sale is probable to occur during the next 12 months at a price that is reasonable in relation to its current fair value and certain other specified criteria are met. A business classified as held for sale is recorded at the lower of its carrying amount or estimated fair value less cost to sell. If the carrying amount of the business exceeds its estimated fair value less cost to sell, a loss is recognized. Assets and liabilities related to a business classified as held for sale are segregated in the Consolidated Statement of Position in the period in which the business is classified as held for sale.

Separate accounts

   Separate accounts assets are carried at fair value. The assets of the separate accounts are legally segregated and available only to settle separate account contract obligations. Separate accounts liabilities represent the contractholders' claims to the related assets and are carried at an amount equal to the separate accounts assets. Investment income and realized capital gains and losses of the separate accounts accrue directly to the contractholders and therefore are not included in the Company's Consolidated Statements of Operations and Comprehensive Income. Deposits to and surrenders and withdrawals from the separate accounts are reflected in separate accounts liabilities and are not included in consolidated cash flows.

   Absent any contract provision wherein the Company provides a guarantee, variable annuity and variable life insurance contractholders bear the investment risk that the separate accounts' funds may not meet their stated investment objectives. Substantially all of the Company's variable annuity business was reinsured beginning in 2006.

Off-balance sheet financial instruments

   Commitments to invest, commitments to purchase private placement securities, commitments to extend loans, financial guarantees and credit guarantees have off-balance sheet risk because their contractual amounts are not recorded in the Company's Consolidated Statements of Financial Position (see Note 8 and
Note 12).

Pending accounting standard

Accounting for Investments in Qualified Affordable Housing Projects

   In January 2014, the Financial Accounting Standards Board ("FASB") issued guidance which allows entities that invest in certain qualified affordable housing projects through limited liability entities the option to account for these investments using the proportional amortization method if certain conditions are met. Under the proportional amortization method, the entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense or benefit. The guidance is effective for reporting periods beginning after December 15, 2014 and is to be applied retrospectively. The impact of adoption is not expected to be material to the Company's results of operations and financial position.

3. Disposition

   On April 1, 2014, the Company sold Lincoln Benefit Life Company ("LBL"), LBL's life insurance business generated through independent master brokerage agencies, and all of LBL's deferred fixed annuity and long-term care insurance business to Resolution Life Holdings, Inc. The gross sale price was $797 million, representing $596 million of cash and the retention of tax benefits. The loss on disposition increased by $79 million, pre-tax, ($38 million, after-tax) in 2014. Immediately prior to the sale closing, LBL recaptured the business being sold that was previously ceded to ALIC. The applicable prior reinsurance agreements placed by LBL were novated and replicated by ALIC.

   In conjunction with the sale, the Company was required to establish a trust relating to the business that LBL continues to cede to ALIC. This trust is required to have assets greater than or equal to the statutory reserves ceded by LBL to ALIC, measured on a monthly basis. As of December 31, 2014, the trust holds $5.28 billion of investments, which are reported in the Consolidated Statement of Financial Position.

   The following table summarizes the assets and liabilities classified as held for sale as of December 31, 2013.

      ($ in millions)
      Assets
      Investments
         Fixed income securities                                 $10,167
         Mortgage loans                                            1,367
         Short-term investments                                      160
         Policy loans                                                198
         Other investments                                            91
                                                                 -------
             Total investments                                    11,983
      Cash                                                            --
      Deferred policy acquisition costs                              743
      Reinsurance recoverables, net                                1,660
      Accrued investment income                                      109
      Other assets                                                    79
      Separate Accounts                                            1,701
                                                                 -------
                Assets held for sale                              16,275
                Less: Loss accrual                                  (682)
                                                                 -------
                    Total assets held for sale                   $15,593
                                                                 =======
      Liabilities
      Reserve for life-contingent contract benefits              $ 1,894
      Contractholder funds                                        10,945
      Unearned premiums                                               12
      Deferred income taxes                                          151
      Other liabilities and accrued expenses                         196
      Separate Accounts                                            1,701
                                                                 -------
                    Total liabilities held for sale              $14,899
                                                                 =======

   Included in shareholder's equity is $85 million of accumulated other comprehensive income related to assets held for sale as of December 31, 2013.

4. Supplemental Cash Flow Information

   Non-cash modifications of certain mortgage loans, fixed income securities, limited partnership interests and other investments, as well as mergers completed with equity securities, totaled $102 million, $306 million and $231 million in 2014, 2013 and 2012, respectively.

   Liabilities for collateral received in conjunction with the Company's securities lending program were $508 million, $322 million and $543 million as of December 31, 2014, 2013 and 2012, respectively, and are reported in other liabilities and accrued expenses. Obligations to return cash collateral for over-the-counter ("OTC") and cleared derivatives were $2 million, $6 million and $18 million as of December 31, 2014, 2013 and 2012, respectively, and are reported in other liabilities and accrued expenses or other investments.

   The accompanying cash flows are included in cash flows from operating activities in the Consolidated Statements of Cash Flows along with the activities resulting from management of the proceeds, which for the years ended December 31 are as follows:

                                                      2014   2013   2012
      ($ in millions)                                -----  -----  -----
      Net change in proceeds managed
      Net change in short-term investments           $(182) $ 235  $(298)
                                                     -----  -----  -----
         Operating cash flow (used) provided          (182)   235   (298)
      Net change in cash                                --     (2)    --
                                                     -----  -----  -----
         Net change in proceeds managed              $(182) $ 233  $(298)

      Net change in liabilities
      Liabilities for collateral, beginning of year  $(328) $(561) $(263)
      Liabilities for collateral, end of year         (510)  (328)  (561)
                                                     -----  -----  -----
         Operating cash flow provided (used)         $ 182  $(233) $ 298
                                                     =====  =====  =====

5. Related Party Transactions

Business operations

   The Company uses services performed by its affiliates, AIC and Allstate Investments LLC, and business facilities owned or leased and operated by AIC in conducting its business activities. In addition, the Company shares the services of employees with AIC. The Company reimburses its affiliates for the operating expenses incurred on behalf of the Company. The Company is charged for the cost of these operating expenses based on the level of services provided. Operating expenses, including compensation, retirement and other benefit programs (see Note 16), allocated to the Company were $339 million, $456 million and $451 million in 2014, 2013 and 2012, respectively. A portion of these expenses relate to the acquisition of business, which are deferred and amortized into income as described in Note 2.

Structured settlement annuities

   The Company issued $7 million and $35 million of structured settlement annuities, a type of immediate annuity, in 2013 and 2012, respectively, at prices determined using interest rates in effect at the time of purchase, to fund structured settlements in matters involving AIC. Of these amounts, $4 million and $3 million related to structured settlement annuities with life contingencies and were included in premium revenue for 2013 and 2012, respectively. Effective March 22, 2013, the Company no longer offers structured settlement annuities.

   In most cases, these annuities were issued under a "qualified assignment" whereby Allstate Assignment Corporation ("AAC") and prior to July 1, 2001 Allstate Settlement Corporation ("ASC"), both wholly owned subsidiaries of ALIC, purchased annuities from ALIC and assumed AIC's obligation to make future payments.

   AIC issued surety bonds to guarantee the payment of structured settlement benefits assumed by ASC (from both AIC and non-related parties) and funded by certain annuity contracts issued by the Company through June 30, 2001. ASC entered into a General Indemnity Agreement pursuant to which it indemnified AIC for any liabilities associated with the surety bonds and gave AIC certain collateral security rights with respect to the annuities and certain other rights in the event of any defaults covered by the surety bonds. ALIC guaranteed the payment of structured settlement benefits on all contracts issued on or after July 1, 2001. Reserves recorded by the Company for annuities that are guaranteed by the surety bonds of AIC were $4.68 billion and $4.72 billion as of December 31, 2014 and 2013, respectively.

Broker-Dealer agreement

   The Company receives distribution services from Allstate Financial Services, LLC, an affiliated broker-dealer company, for certain annuity and variable life insurance contracts sold by Allstate exclusive agencies. For these services, the Company incurred commission and other distribution expenses of $4 million, $13 million and $11 million in 2014, 2013 and 2012, respectively.

Reinsurance

   The Company has coinsurance reinsurance agreements with its unconsolidated affiliate American Heritage Life Insurance Company ("AHL") whereby the Company assumes certain interest-sensitive life insurance, fixed annuity contracts and accident and health insurance policies. The amounts assumed are disclosed in
Note 10.

   In September 2012, Lincoln Benefit Life Company, a consolidated subsidiary of ALIC prior to April 1, 2014, entered into a coinsurance reinsurance agreement with Lincoln Benefit Reinsurance Company ("LB Re"), an unconsolidated affiliate of the Company, to cede certain interest-sensitive life insurance policies to LB Re. In connection with the agreement, the Company recorded reinsurance recoverables of $2 million and paid $3 million in cash. The $1 million loss on the transaction was recorded as a decrease to retained income since the transaction was between affiliates under common control.

   ALIC enters into certain intercompany reinsurance transactions with its wholly owned subsidiaries. ALIC enters into these transactions in order to maintain underwriting control and spread risk among various legal entities. These reinsurance agreements have been approved by the appropriate regulatory authorities. All significant intercompany transactions have been eliminated in consolidation.

Income taxes

   The Company is a party to a federal income tax allocation agreement with the Corporation (see Note 13).

Notes due to related parties

   Notes due to related parties outstanding as of December 31 consisted of the following:

                                                           2014 2013
           ($ in millions)                                 ---- ----
           6.35% Note, due 2018, to AIC                    $ -- $  7
           6.74% Surplus Note, due 2029, to Kennett /(1)/    25   25
           5.06% Surplus Note, due 2035, to Kennett /(1)/   100  100
           6.18% Surplus Note, due 2036, to Kennett /(1)/   100  100
           5.93% Surplus Note, due 2038, to Kennett /(1)/    50   50
                                                           ---- ----
              Total notes due to related parties           $275 $282
                                                           ==== ====

--------
/(1)/No payment of principal or interest is permitted on the surplus notes without the written approval from the proper regulatory authority. The regulatory authority could prohibit the payment of interest and principal on the surplus notes if certain statutory capital requirements are not met. Permission to pay interest on the surplus notes was granted in both 2014 and 2013.

   On August 1, 2005, ALIC entered into an agreement with Kennett Capital Inc. ("Kennett"), an unconsolidated affiliate of ALIC, whereby ALIC sold to Kennett a $100 million 5.06% surplus note due July 1, 2035 issued by ALIC Reinsurance Company ("ALIC Re"), a wholly owned subsidiary of ALIC. As payment, Kennett issued a full recourse 4.86% note due July 1, 2035 to ALIC for the same amount. As security for the performance of Kennett's obligations under the agreement and note, Kennett granted ALIC a pledge of and security interest in Kennett's right, title and interest in the surplus notes and their proceeds. Under the terms of the agreement, ALIC may sell and Kennett may choose to buy additional surplus notes, if and when additional surplus notes are issued.

   On June 30, 2006, ALIC sold Kennett a $100 million redeemable surplus note issued by ALIC Re. The surplus note is due June 1, 2036 with an initial rate of 6.18% that will reset every 10 years to the then current ten year Constant Maturity Treasury yield ("CMT"), plus 1.14%. As payment, Kennett issued a full recourse note due June 1, 2036 to ALIC for the same amount with an initial interest rate of 5.98% that will reset every ten years to the then current ten year CMT, plus 0.94%.

   On June 30, 2008, ALIC sold Kennett a $50 million redeemable surplus note issued by ALIC Re. The surplus note is due June 1, 2038 with an initial rate of 5.93% that will reset every ten years to the then current ten year CMT, plus 2.09%. As payment, Kennett issued a full recourse note due June 1, 2038 to ALIC for the same amount with an initial interest rate of 5.73% that will reset every ten years to the then current ten year CMT, plus 1.89%.

   On December 18, 2009, ALIC sold Kennett a $25 million redeemable surplus note issued by ALIC Re. The surplus note is due December 1, 2029 with an initial rate of 6.74% that will reset every ten years to the then current ten year CMT, plus

3.25%. As payment, Kennett issued a full recourse note due December 1, 2029 to ALIC for the same amount with an initial interest rate of 5.19% that will reset every ten years to the then current ten year CMT, plus 1.70%.

   The notes due from Kennett are classified as other investments. In each of 2014, 2013 and 2012, the Company recorded net investment income on these notes of $15 million. In each of 2014, 2013 and 2012, the Company incurred $16 million of interest expense related to the surplus notes due to Kennett.

   On November 17, 2008, the Company issued a $400 million 7.00% surplus note due November 17, 2028 to AIC in exchange for cash. In both 2013 and 2012, the Company repaid $200 million of principal on this surplus note. In 2013 and 2012, the Company incurred interest expense on this surplus note of $7 million and $27 million, respectively.

   In March 2011, in accordance with an asset purchase agreement between Road Bay Investments, LLC ("RBI"), a consolidated subsidiary of ALIC, and AIC, RBI purchased from AIC real estate with a fair value of $10 million on the date of sale and issued a 5.75% note due March 24, 2018 to AIC for the same amount. In 2013, RBI repaid the entire principal of this note. In April 2011, RBI purchased from AIC mortgage loans with a fair value of $4 million on the date of sale and issued a 5.75% note due April 19, 2018 to AIC for the same amount. In 2013, RBI repaid the entire principal of this note. In August 2011, RBI purchased from AIC fixed income securities with a fair value of $7 million on the date of sale and issued a 6.35% note due August 23, 2018 to AIC for the same amount. In 2014, RBI repaid the entire principal of this note. Since the transactions were between affiliates under common control, the purchased investments were recorded by RBI at AIC's carrying value on the date of sale. The investments that were purchased were impaired; therefore, the carrying value on the date of sale equaled fair value. In 2014, 2013 and 2012, the Company incurred interest expense on these notes of $84 thousand, $1 million and $1 million respectively.

Liquidity and intercompany loan agreements

   The Company, AIC and the Corporation are party to the Amended and Restated Intercompany Liquidity Agreement ("Liquidity Agreement") which allows for short-term advances of funds to be made between parties for liquidity and other general corporate purposes. The Liquidity Agreement does not establish a commitment to advance funds on the part of any party. The Company and AIC each serve as a lender and borrower and the Corporation serves only as a lender. The maximum amount of advances each party may make or receive is limited to $1 billion. Netting or offsetting of advances made and received is not permitted. Advances between the parties are required to have specified due dates less than or equal to 364 days from the date of the advance and be payable upon demand by written request from the lender at least 10 business days prior to the demand date. The borrower may make prepayments of the outstanding principal balance of an advance without penalty. Advances will bear interest equal to or greater than the rate applicable to 30-day commercial paper issued by the Corporation on the date the advance is made with an adjustment on the first day of each month thereafter. The Company had no amounts outstanding under the Liquidity Agreement as of December 31, 2014 or 2013.

   In addition to the Liquidity Agreement, the Company has an intercompany loan agreement with the Corporation. The amount of intercompany loans available to the Company is at the discretion of the Corporation. The maximum amount of loans the Corporation will have outstanding to all its eligible subsidiaries at any given point in time is limited to $1 billion. The Corporation may use commercial paper borrowings, bank lines of credit and securities lending to fund intercompany borrowings. The Company had no amounts outstanding under the intercompany loan agreement as of December 31, 2014 or 2013.

   RBI, a consolidated subsidiary of ALIC, has a Revolving Loan Credit Agreement ("Credit Agreement") with AHL, according to which AHL agreed to extend revolving credit loans to RBI. As security for its obligations under the Credit Agreement, RBI entered into a Pledge and Security Agreement with AHL, according to which RBI agreed to grant a pledge of and security interest in RBI's right, title, and interest in certain assets of RBI. The Company had no amounts outstanding under the Credit Agreement as of December 31, 2014 or 2013.

Capital support agreement

   The Company has a Capital Support Agreement with AIC. Under the terms of this agreement, AIC agrees to provide capital to maintain the amount of statutory capital and surplus necessary to maintain a company action level risk-based capital ("RBC") ratio of at least 150%. AIC's obligation to provide capital to the Company under the agreement is limited to an aggregate amount of $1 billion. In exchange for providing this capital, the Company will pay AIC an annual commitment fee of 1% of the amount of the Capital and Surplus maximum that remains available on January 1 of such year. The Company or AIC have the right to terminate this agreement when: 1) the Company qualifies for a financial strength rating from S&P's, Moody's or A.M. Best, without giving weight to the existence of this agreement, that is the same or better than its rating with such support; 2) the Company's RBC ratio is at least 300%; or 3) AIC no longer directly or indirectly owns at least 50% of the voting stock of the Company. As of December 31, 2014 and 2013, no capital had been provided by AIC under this agreement.

Return of capital

   The Company approved and paid a return of capital of $700 million and $500 million to AIC in 2014 and 2013, respectively, which were recorded as a reduction of additional capital paid-in on the Consolidated Statements of Financial Position.

6. Investments

Fair values

   The amortized cost, gross unrealized gains and losses and fair value for fixed income securities are as follows:

                                                  Gross unrealized
                                        Amortized ---------------
                                          cost    Gains    Losses  Fair value
     ($ in millions)                    ---------  ------  ------  ----------
     December 31, 2014
     U.S. government and agencies        $   668  $  102   $  --    $   770
     Municipal                             3,156     520     (14)     3,662
     Corporate                            19,465   1,670    (150)    20,985
     Foreign government                      654      81      --        735
     ABS                                     773      13     (21)       765
     RMBS                                    554      55      (4)       605
     CMBS                                    538      43      (2)       579
     Redeemable preferred stock               14       2      --         16
                                         -------   ------  -----    -------
        Total fixed income securities    $25,822  $2,486   $(191)   $28,117
                                         =======   ======  =====    =======
     December 31, 2013
     U.S. government and agencies        $   678  $   90   $  (2)   $   766
     Municipal                             3,135     231     (62)     3,304
     Corporate                            20,397   1,214    (295)    21,316
     Foreign government                      715      83      (6)       792
     ABS                                   1,011      30     (34)     1,007
     RMBS                                    752      50     (12)       790
     CMBS                                    724      47      (7)       764
     Redeemable preferred stock               15       2      --         17
                                         -------   ------  -----    -------
        Total fixed income securities    $27,427  $1,747   $(418)   $28,756
                                         =======   ======  =====    =======

Scheduled maturities

   The scheduled maturities for fixed income securities are as follows as of December 31, 2014:

                                                   Amortized  Fair
                                                     cost     value
           ($ in millions)                         --------- -------
           Due in one year or less                  $ 1,338  $ 1,359
           Due after one year through five years      5,196    5,614
           Due after five years through ten years     9,950   10,475
           Due after ten years                        7,473    8,720
                                                    -------  -------
                                                     23,957   26,168
           ABS, RMBS and CMBS                         1,865    1,949
                                                    -------  -------
              Total                                 $25,822  $28,117
                                                    =======  =======

   Actual maturities may differ from those scheduled as a result of calls and make-whole payments by the issuers. ABS, RMBS and CMBS are shown separately because of the potential for prepayment of principal prior to contractual maturity dates.

Net investment income

   Net investment income for the years ended December 31 is as follows:

                                                 2014    2013    2012
         ($ in millions)                        ------  ------  ------
         Fixed income securities                $1,522  $1,947  $2,084
         Mortgage loans                            242     345     345
         Equity securities                          20      12       9
         Limited partnership interests             267     175     159
         Short-term investments                      2       2       2
         Policy loans                               39      49      51
         Other                                      59      63      61
                                                ------  ------  ------
            Investment income, before expense    2,151   2,593   2,711
            Investment expense                     (70)   (108)   (114)
                                                ------  ------  ------
                Net investment income           $2,081  $2,485  $2,597
                                                ======  ======  ======

Realized capital gains and losses

   Realized capital gains and losses by asset type for the years ended December 31 are as follows:

                                                   2014  2013 2012
            ($ in millions)                        ----  ---- ----
            Fixed income securities                $ (4) $ 3  $(62)
            Mortgage loans                            2   20     8
            Equity securities                       134   45    --
            Limited partnership interests            (4)  (6)   --
            Derivatives                              12   14    34
            Other                                     3   --     4
                                                   ----  ---  ----
               Realized capital gains and losses   $143  $76  $(16)
                                                   ====  ===  ====

   Realized capital gains and losses by transaction type for the years ended December 31 are as follows:

                                                                       2014  2013  2012
($ in millions)                                                        ----  ----  ----
Impairment write-downs                                                 $(11) $(33) $(51)
Change in intent write-downs                                            (44)  (19)  (17)
                                                                       ----  ----  ----
   Net other-than-temporary impairment losses recognized in earnings    (55)  (52)  (68)
Sales                                                                   184   114    17
Valuation and settlements of derivative instruments                      14    14    35
                                                                       ----  ----  ----
       Realized capital gains and losses                               $143  $ 76  $(16)
                                                                       ====  ====  ====

   Gross gains of $223 million, $145 million and $232 million and gross losses of $51 million, $46 million and $224 million were realized on sales of fixed income and equity securities during 2014, 2013 and 2012, respectively.

   Other-than-temporary impairment losses by asset type for the years ended December 31 are as follows:

                                                    2014                 2013                 2012
($ in millions)                             -------------------  -------------------  -------------------
                                                  Included             Included             Included
                                            Gross  in OCI   Net  Gross  in OCI   Net  Gross  in OCI   Net
                                            ----- -------- ----  ----- -------- ----  ----- -------- ----
Fixed income securities:
   Municipal                                $ (1)   $--    $ (1) $ (8)   $--    $ (8) $ --    $--    $ --
   Corporate                                  (4)    --      (4)   --     --      --   (16)    (2)    (18)
   ABS                                        (5)    --      (5)   --     (2)     (2)   --     --      --
   RMBS                                        2     (1)      1    (2)     2      --   (23)    (9)    (32)
   CMBS                                       (1)    --      (1)  (32)    (3)    (35)  (22)     3     (19)
                                            ----    ---    ----  ----    ---    ----  ----    ---    ----
       Total fixed income securities          (9)    (1)    (10)  (42)    (3)    (45)  (61)    (8)    (69)
Mortgage loans                                 5     --       5    11     --      11     5     --       5
Equity securities                            (32)    --     (32)   (6)    --      (6)   (1)    --      (1)
Limited partnership interests                (18)    --     (18)   (9)    --      (9)   (3)    --      (3)
Other                                         --     --      --    (3)    --      (3)   --     --      --
                                            ----    ---    ----  ----    ---    ----  ----    ---    ----
   Other-than-temporary impairment losses   $(54)   $(1)   $(55) $(49)   $(3)   $(52) $(60)   $(8)   $(68)
                                            ====    ===    ====  ====    ===    ====  ====    ===    ====

   The total amount of other-than-temporary impairment losses included in accumulated other comprehensive income at the time of impairment for fixed income securities, which were not included in earnings, are presented in the following table. The amount excludes $138 million and $164 million as of December 31, 2014 and 2013, respectively, of net unrealized gains related to changes in valuation of the fixed income securities subsequent to the impairment measurement date.

                                    December 31, December 31,
                                        2014         2013
                   ($ in millions)  ------------ ------------
                     Municipal          $ (5)       $  (5)
                     ABS                  (1)         (10)
                     RMBS                (55)         (90)
                     CMBS                 (5)         (12)
                                        ----        -----
                       Total            $(66)       $(117)
                                        ====        =====

   Rollforwards of the cumulative credit losses recognized in earnings for fixed income securities held as of December 31 are as follows:

                                                                                       2014   2013   2012
($ in millions)                                                                       -----  -----  -----
Beginning balance                                                                     $(299) $(345) $(581)
Additional credit loss for securities previously other-than-temporarily impaired         (6)   (13)   (33)
Additional credit loss for securities not previously other-than-temporarily impaired     (9)   (19)   (20)
Reduction in credit loss for securities disposed or collected                            44     75    288
Reduction in credit loss for securities the Company has made the decision to sell or
  more likely than not will be required to sell                                          --      2     --
Change in credit loss due to accretion of increase in cash flows                          2      1      1
Reduction in credit loss for securities sold in LBL disposition                          59     --     --
                                                                                      -----  -----  -----
Ending balance /(1)/                                                                  $(209) $(299) $(345)
                                                                                      =====  =====  =====

--------
/(1)/The December 31, 2013 ending balance includes $60 million of cumulative credit losses recognized in earnings for fixed income securities that are classified as held for sale.

   The Company uses its best estimate of future cash flows expected to be collected from the fixed income security, discounted at the security's original or current effective rate, as appropriate, to calculate a recovery value and determine whether a credit loss exists. The determination of cash flow estimates is inherently subjective and methodologies may vary depending on facts and circumstances specific to the security. All reasonably available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable assumptions and forecasts, are considered when developing the estimate of cash flows expected to be collected. That information generally includes, but is not limited to, the remaining payment terms of the security, prepayment speeds, foreign exchange rates, the financial condition and future earnings potential of the issue or issuer, expected defaults, expected recoveries, the value of underlying collateral, vintage, geographic concentration, available reserves or escrows, current subordination levels, third party guarantees and other credit enhancements. Other information, such as industry analyst reports and forecasts, sector credit ratings, financial condition of the bond insurer for insured fixed income securities, and other market data relevant to the realizability of contractual cash flows, may also be considered. The estimated fair value of collateral will be used to estimate recovery value if the Company determines that the security is dependent on the liquidation of collateral for ultimate settlement. If the estimated recovery value is less than the amortized cost of the security, a credit loss exists and an other-than-temporary impairment for the difference between the estimated recovery value and amortized cost is recorded in earnings. The portion of the unrealized loss related to factors other than credit remains classified in accumulated other comprehensive income. If the Company determines that the fixed income security does not have sufficient cash flow or other information to estimate a recovery value for the security, the Company may conclude that the entire decline in fair value is deemed to be credit related and the loss is recorded in earnings.

Unrealized net capital gains and losses

   Unrealized net capital gains and losses included in accumulated other comprehensive income are as follows:

                                                                   Gross unrealized
                                                                   ---------------  Unrealized net
                                                        Fair value Gains    Losses  gains (losses)
($ in millions)                                         ----------  ------  ------  --------------
December 31, 2014
Fixed income securities                                  $28,117   $2,486   $(191)      $2,295
Equity securities                                            970       57     (14)          43
Short-term investments                                       857       --      --           --
Derivative instruments /(1)/                                   2        3      (1)           2
EMA limited partnerships /(2)/                                                              (2)
                                                                                        ------
   Unrealized net capital gains and losses, pre-tax                                      2,338
Amounts recognized for:
   Insurance reserves /(3)/                                                                (28)
   DAC and DSI /(4)/                                                                      (176)
                                                                                        ------
       Amounts recognized                                                                 (204)
Deferred income taxes                                                                     (752)
                                                                                        ------
   Unrealized net capital gains and losses, after-tax                                   $1,382
                                                                                        ======

--------
/(1)/Included in the fair value of derivative instruments are $3 million classified as assets and $1 million classified as liabilities. /(2)/Unrealized net capital gains and losses for limited partnership interests represent the Company's share of EMA limited partnerships' other comprehensive income. Fair value and gross unrealized gains and losses are not applicable.
/(3)/The insurance reserves adjustment represents the amount by which the reserve balance would increase if the net unrealized gains in the applicable product portfolios were realized and reinvested at current lower interest rates, resulting in a premium deficiency. Although the Company evaluates premium deficiencies on the combined performance of life insurance and immediate annuities with life contingencies, the adjustment primarily relates to structured settlement annuities with life contingencies, in addition to annuity buy-outs and certain payout annuities with life contingencies.
/(4)/The DAC and DSI adjustment balance represents the amount by which the amortization of DAC and DSI would increase or decrease if the unrealized gains or losses in the respective product portfolios were realized.

                                                                   Gross unrealized
                                                                   ---------------  Unrealized net
                                                        Fair value Gains    Losses  gains (losses)
($ in millions)                                         ----------  ------  ------  --------------
December 31, 2013
Fixed income securities                                  $28,756   $1,747   $(418)      $1,329
Equity securities                                            650       90      (5)          85
Short-term investments                                       590       --      --           --
Derivative instruments /(1)/                                 (13)       1     (14)         (13)
EMA limited partnerships                                                                    (2)
Investments classified as held for sale                                                    190
                                                                                        ------
   Unrealized net capital gains and losses, pre-tax                                      1,589
Amounts recognized for:
   Insurance reserves                                                                       --
   DAC and DSI                                                                            (156)
                                                                                        ------
       Amounts recognized                                                                 (156)
Deferred income taxes                                                                     (506)
                                                                                        ------
   Unrealized net capital gains and losses, after-tax                                   $  927
                                                                                        ======

--------
/(1)/Included in the fair value of derivative instruments are $1 million classified as assets and $14 million classified as liabilities.

Change in unrealized net capital gains and losses

   The change in unrealized net capital gains and losses for the years ended December 31 is as follows:

                                                                            2014    2013    2012
($ in millions)                                                            -----  -------  ------
Fixed income securities                                                    $ 966  $(2,353) $1,735
Equity securities                                                            (42)      50      (1)
Derivative instruments                                                        15        4      (5)
EMA limited partnerships                                                      --       (3)     --
Investments classified as held for sale                                     (190)     190      --
                                                                           -----  -------  ------
   Total                                                                     749   (2,112)  1,729
Amounts recognized for:
   Insurance reserves                                                        (28)     771    (177)
   DAC and DSI                                                               (20)     252    (288)
                                                                           -----  -------  ------
       Amounts recognized                                                    (48)   1,023    (465)
Deferred income taxes                                                       (246)     382    (443)
                                                                           -----  -------  ------
Increase (decrease) in unrealized net capital gains and losses, after-tax  $ 455  $  (707) $  821
                                                                           =====  =======  ======

Portfolio monitoring

   The Company has a comprehensive portfolio monitoring process to identify and evaluate each fixed income and equity security whose carrying value may be other-than-temporarily impaired.

   For each fixed income security in an unrealized loss position, the Company assesses whether management with the appropriate authority has made the decision to sell or whether it is more likely than not the Company will be required to sell the security before recovery of the amortized cost basis for reasons such as liquidity, contractual or regulatory purposes. If a security meets either of these criteria, the security's decline in fair value is considered other than temporary and is recorded in earnings.

   If the Company has not made the decision to sell the fixed income security and it is not more likely than not the Company will be required to sell the fixed income security before recovery of its amortized cost basis, the Company evaluates whether it expects to receive cash flows sufficient to recover the entire amortized cost basis of the security. The Company calculates the estimated recovery value by discounting the best estimate of future cash flows at the security's original or current effective rate, as appropriate, and compares this to the amortized cost of the security. If the Company does not expect to receive cash flows sufficient to recover the entire amortized cost basis of the fixed income security, the credit loss component of the impairment is recorded in earnings, with the remaining amount of the unrealized loss related to other factors recognized in other comprehensive income.

   For equity securities, the Company considers various factors, including whether it has the intent and ability to hold the equity security for a period of time sufficient to recover its cost basis. Where the Company lacks the intent and ability to hold to recovery, or believes the recovery period is extended, the equity security's decline in fair value is considered other than temporary and is recorded in earnings.

   For fixed income and equity securities managed by third parties, either the Company has contractually retained its decision making authority as it pertains to selling securities that are in an unrealized loss position or it recognizes any unrealized loss at the end of the period through a charge to earnings.

   The Company's portfolio monitoring process includes a quarterly review of all securities to identify instances where the fair value of a security compared to its amortized cost (for fixed income securities) or cost (for equity securities) is below established thresholds. The process also includes the monitoring of other impairment indicators such as ratings, ratings downgrades and payment defaults. The securities identified, in addition to other securities for which the Company may have a concern, are evaluated for potential other-than-temporary impairment using all reasonably available information relevant to the collectability or recovery of the security. Inherent in the Company's evaluation of other-than-temporary impairment for these fixed income and equity securities are assumptions and estimates about the financial condition and future earnings potential of the issue or issuer. Some of the factors that may be considered in evaluating whether a decline in fair value is other than temporary are: 1) the financial condition, near-term and long-term prospects of the issue or issuer, including relevant industry specific market conditions and trends, geographic location and implications of rating agency actions and offering prices; 2) the specific reasons that a security is in an unrealized loss position, including overall market conditions which could affect liquidity; and 3) the length of time and extent to which the fair value has been less than amortized cost or cost.

   The following table summarizes the gross unrealized losses and fair value of fixed income and equity securities by the length of time that individual securities have been in a continuous unrealized loss position.

                                                       Less than 12 months          12 months or more
                                                   --------------------------  --------------------------    Total
                                                    Number   Fair   Unrealized  Number   Fair   Unrealized unrealized
                                                   of issues value    losses   of issues value    losses     losses
($ in millions)                                    --------- ------ ---------- --------- ------ ---------- ----------
December 31, 2014
Fixed income securities
U.S. government and agencies                            1    $    1   $  --        --    $   --   $  --      $  --
Municipal                                              17        90      (1)       10        47     (13)       (14)
Corporate                                             281     1,780     (69)       91       875     (81)      (150)
Foreign government                                     --        --      --         1        15      --         --
ABS                                                    19       168      (2)       23       217     (19)       (21)
RMBS                                                   19         3      --        45        73      (4)        (4)
CMBS                                                    8        33      --         3        32      (2)        (2)
Redeemable preferred stock                             --        --      --        --        --      --         --
                                                      ---    ------   -----       ---    ------   -----      -----
   Total fixed income securities                      345     2,075     (72)      173     1,259    (119)      (191)
Equity securities                                     294       327     (13)        1         6      (1)       (14)
                                                      ---    ------   -----       ---    ------   -----      -----
   Total fixed income and equity securities           639    $2,402   $ (85)      174    $1,265   $(120)     $(205)
                                                      ===    ======   =====       ===    ======   =====      =====
Investment grade fixed income securities              167    $1,275   $ (28)      127    $  989   $ (79)     $(107)
Below investment grade fixed income securities        178       800     (44)       46       270     (40)       (84)
                                                      ---    ------   -----       ---    ------   -----      -----
   Total fixed income securities                      345    $2,075   $ (72)      173    $1,259   $(119)     $(191)
                                                      ===    ======   =====       ===    ======   =====      =====
December 31, 2013
Fixed income securities
U.S. government and agencies                            4    $   76   $  (2)       --    $   --   $  --      $  (2)
Municipal                                              63       347     (24)       21        99     (38)       (62)
Corporate                                             530     5,191    (224)       48       467     (71)      (295)
Foreign government                                      7        76      (4)        1        13      (2)        (6)
ABS                                                    17       162      (1)       42       400     (33)       (34)
RMBS                                                   35        42      (2)       47       129     (10)       (12)
CMBS                                                    5        14      --         6        52      (7)        (7)
Redeemable preferred stock                             --        --      --        --        --      --         --
                                                      ---    ------   -----       ---    ------   -----      -----
   Total fixed income securities                      661     5,908    (257)      165     1,160    (161)      (418)
Equity securities                                      25        80      (5)       --        --      --         (5)
                                                      ---    ------   -----       ---    ------   -----      -----
   Total fixed income and equity securities           686    $5,988   $(262)      165    $1,160   $(161)     $(423)
                                                      ===    ======   =====       ===    ======   =====      =====
Investment grade fixed income securities              526    $5,272   $(236)      110    $  834   $(112)     $(348)
Below investment grade fixed income securities        135       636     (21)       55       326     (49)       (70)
                                                      ---    ------   -----       ---    ------   -----      -----
   Total fixed income securities                      661    $5,908   $(257)      165    $1,160   $(161)     $(418)
                                                      ===    ======   =====       ===    ======   =====      =====

   As of December 31, 2014, $147 million of unrealized losses are related to securities with an unrealized loss position less than 20% of amortized cost or cost, the degree of which suggests that these securities do not pose a high risk of being other-than-temporarily impaired. Of the $147 million, $79 million are related to unrealized losses on investment grade fixed income securities. Investment grade is defined as a security having a rating of Aaa, Aa, A or Baa from Moody's, a rating of AAA, AA, A or BBB from S&P, Fitch, Dominion, Kroll or Realpoint, a rating of aaa, aa, a or bbb from A.M. Best, or a comparable internal rating if an externally provided rating is not available. Unrealized losses on investment grade securities are principally related to increasing risk-free interest rates or widening credit spreads since the time of initial purchase.

   As of December 31, 2014, the remaining $58 million of unrealized losses are related to securities in unrealized loss positions greater than or equal to 20% of amortized cost or cost. Investment grade fixed income securities comprising $28 million of these unrealized losses were evaluated based on factors such as discounted cash flows and the financial condition and near-term and long-term prospects of the issue or issuer and were determined to have adequate resources to fulfill contractual obligations. Of the $58 million, $29 million are related to below investment grade fixed income securities and $1 million are related to equity securities. Of these amounts, $6 million are related to below investment grade fixed income securities that had been in an unrealized loss position greater than or equal to 20% of amortized cost for a period of twelve or more consecutive months as of December 31, 2014.

   ABS, RMBS and CMBS in an unrealized loss position were evaluated based on actual and projected collateral losses relative to the securities' positions in the respective securitization trusts, security specific expectations of cash flows, and credit ratings. This evaluation also takes into consideration credit enhancement, measured in terms of (i)subordination from other classes of securities in the trust that are contractually obligated to absorb losses before the class of security the Company owns, (ii) the expected impact of other structural features embedded in the securitization trust beneficial to the class of securities the Company owns, such as overcollateralization and excess spread, and (iii) for ABS and RMBS in an unrealized loss position, credit enhancements from reliable bond insurers, where applicable. Municipal bonds in an unrealized loss position were evaluated based on the underlying credit quality of the primary obligor, obligation type and quality of the underlying assets. Unrealized losses on equity securities are primarily related to temporary equity market fluctuations of securities that are expected to recover.

   As of December 31, 2014, the Company has not made the decision to sell and it is not more likely than not the Company will be required to sell fixed income securities with unrealized losses before recovery of the amortized cost basis. As of December 31, 2014, the Company had the intent and ability to hold equity securities with unrealized losses for a period of time sufficient for them to recover.

Limited partnerships

   As of December 31, 2014 and 2013, the carrying value of equity method limited partnerships totaled $1.52 billion and $1.46 billion, respectively. The Company recognizes an impairment loss for equity method limited partnerships when evidence demonstrates that the loss is other than temporary. Evidence of a loss in value that is other than temporary may include the absence of an ability to recover the carrying amount of the investment or the inability of the investee to sustain a level of earnings that would justify the carrying amount of the investment.

   As of December 31, 2014 and 2013, the carrying value for cost method limited partnerships was $508 million and $605 million, respectively. To determine if an other-than-temporary impairment has occurred, the Company evaluates whether an impairment indicator has occurred in the period that may have a significant adverse effect on the carrying value of the investment. Impairment indicators may include: significantly reduced valuations of the investments held by the limited partnerships; actual recent cash flows received being significantly less than expected cash flows; reduced valuations based on financing completed at a lower value; completed sale of a material underlying investment at a price significantly lower than expected; or any other adverse events since the last financial statements received that might affect the fair value of the investee's capital. Additionally, the Company's portfolio monitoring process includes a quarterly review of all cost method limited partnerships to identify instances where the net asset value is below established thresholds for certain periods of time, as well as investments that are performing below expectations, for further impairment consideration. If a cost method limited partnership is other-than-temporarily impaired, the carrying value is written down to fair value, generally estimated to be equivalent to the reported net asset value of the underlying funds.

   Tax credit funds were reclassified from limited partnership interests to other assets during 2014 since the return on these funds is in the form of tax credits rather than investment income. These tax credit funds totaled $277 million as of December 31, 2014.

Mortgage loans

   The Company's mortgage loans are commercial mortgage loans collateralized by a variety of commercial real estate property types located across the United States and totaled, net of valuation allowance, $3.69 billion and $4.17 billion as of December 31, 2014 and 2013, respectively. Substantially all of the commercial mortgage loans are non-recourse to the borrower. The following table shows the principal geographic distribution of commercial real estate represented in the Company's mortgage loan portfolio. No other state represented more than 5% of the portfolio as of December 31.

                                                          2014  2013
           (% of mortgage loan portfolio carrying value)  ----  ----
                       California                         24.8% 24.0%
                       Illinois                            9.2   9.7
                       New Jersey                          8.3   7.2
                       Texas                               7.7   6.3
                       New York                            6.0   6.2
                       Florida                             4.7   5.2
                       District of Columbia                2.0   5.4

   The types of properties collateralizing the mortgage loans as of December 31 are as follows:

                                                          2014   2013
          (% of mortgage loan portfolio carrying value)  -----  -----
                       Office buildings                   25.6%  28.3%
                       Retail                             24.1   22.9
                       Apartment complex                  20.0   19.2
                       Warehouse                          18.1   18.6
                       Other                              12.2   11.0
                                                         -----  -----
                          Total                          100.0% 100.0%
                                                         =====  =====

   The contractual maturities of the mortgage loan portfolio as of December 31, 2014 are as follows:

                                     Number  Carrying
                                    of loans  value   Percent
                   ($ in millions)  -------- -------- -------
                     2015              21     $  236     6.4%
                     2016              27        217     5.9
                     2017              35        395    10.7
                     2018              30        345     9.4
                     Thereafter       185      2,493    67.6
                                      ---     ------   -----
                       Total          298     $3,686   100.0%
                                      ===     ======   =====

   Mortgage loans are evaluated for impairment on a specific loan basis through a quarterly credit monitoring process and review of key credit quality indicators. Mortgage loans are considered impaired when it is probable that the Company will not collect the contractual principal and interest. Valuation allowances are established for impaired loans to reduce the carrying value to the fair value of the collateral less costs to sell or the present value of the loan's expected future repayment cash flows discounted at the loan's original effective interest rate. Impaired mortgage loans may not have a valuation allowance when the fair value of the collateral less costs to sell is higher than the carrying value. Valuation allowances are adjusted for subsequent changes in the fair value of the collateral less costs to sell. Mortgage loans are charged off against their corresponding valuation allowances when there is no reasonable expectation of recovery. The impairment evaluation is non-statistical in respect to the aggregate portfolio but considers facts and circumstances attributable to each loan. It is not considered probable that additional impairment losses, beyond those identified on a specific loan basis, have been incurred as of December 31, 2014.

   Accrual of income is suspended for mortgage loans that are in default or when full and timely collection of principal and interest payments is not probable. Cash receipts on mortgage loans on nonaccrual status are generally recorded as a reduction of carrying value.

   Debt service coverage ratio is considered a key credit quality indicator when mortgage loans are evaluated for impairment. Debt service coverage ratio represents the amount of estimated cash flows from the property available to the borrower to meet principal and interest payment obligations. Debt service coverage ratio estimates are updated annually or more frequently if conditions are warranted based on the Company's credit monitoring process.

   The following table reflects the carrying value of non-impaired fixed rate and variable rate mortgage loans summarized by debt service coverage ratio distribution as of December 31.

                                                    2014                            2013
($ in millions)                        ------------------------------- -------------------------------
                                       Fixed rate Variable rate        Fixed rate Variable rate
                                        mortgage    mortgage            mortgage    mortgage
Debt service coverage                    loans        loans     Total    loans        loans     Total
ratio distribution                     ---------- ------------- ------ ---------- ------------- ------
Below 1.0                                $  110        $--      $  110   $  153        $--      $  153
1.0 - 1.25                                  387         --         387      560         --         560
1.26 - 1.50                               1,118          1       1,119    1,167          2       1,169
Above 1.50                                2,054         --       2,054    2,176         38       2,214
                                         ------        ---      ------   ------        ---      ------
   Total non-impaired mortgage loans     $3,669        $ 1      $3,670   $4,056        $40      $4,096
                                         ======        ===      ======   ======        ===      ======

   Mortgage loans with a debt service coverage ratio below 1.0 that are not considered impaired primarily relate to instances where the borrower has the financial capacity to fund the revenue shortfalls from the properties for the foreseeable term, the decrease in cash flows from the properties is considered temporary, or there are other risk mitigating circumstances such as additional collateral, escrow balances or borrower guarantees.

   The net carrying value of impaired mortgage loans as of December 31 is as follows:

                                                               2014 2013
        ($ in millions)                                        ---- ----
        Impaired mortgage loans with a valuation allowance     $16  $77
        Impaired mortgage loans without a valuation allowance   --   --
                                                               ---  ---
        Total impaired mortgage loans                          $16  $77
                                                               ===  ===
        Valuation allowance on impaired mortgage loans         $ 8  $21

   The average balance of impaired loans was $26 million, $86 million and $202 million during 2014, 2013 and 2012, respectively.

   The rollforward of the valuation allowance on impaired mortgage loans for the years ended December 31 is as follows:

                                                      2014 2013  2012
          ($ in millions)                             ---- ----  ----
          Beginning balance                           $21  $ 42  $ 63
          Net decrease in valuation allowance          (5)  (11)   (5)
          Charge offs                                  (8)   (8)  (16)
          Mortgage loans classified as held for sale   --    (2)   --
                                                      ---  ----  ----
          Ending balance                              $ 8  $ 21  $ 42
                                                      ===  ====  ====

   Payments on all mortgage loans were current as of December 31, 2014 and 2013.

Municipal bonds

   The Company maintains a diversified portfolio of municipal bonds. The following table shows the principal geographic distribution of municipal bond issuers represented in the Company's portfolio as of December 31. No other state represents more than 5% of the portfolio.

                                                          2014  2013
          (% of municipal bond portfolio carrying value)  ----  ----
                           California                     17.0% 15.9%
                           Texas                          13.6  13.5
                           Oregon                          5.8   5.4
                           Illinois                        5.3   5.1
                           New Jersey                      5.1   5.2
                           New York                        4.9   5.2

Concentration of credit risk

   As of December 31, 2014, the Company is not exposed to any credit concentration risk of a single issuer and its affiliates greater than 10% of the Company's shareholder's equity.

Securities loaned

   The Company's business activities include securities lending programs with third parties, mostly large banks. As of December 31, 2014 and 2013, fixed income securities with a carrying value of $492 million and $312 million, respectively, were on loan under these agreements. Interest income on collateral, net of fees, was $1 million in each of 2014, 2013 and 2012.

Other investment information

   Included in fixed income securities are below investment grade assets totaling $3.31 billion and $2.89 billion as of December 31, 2014 and 2013, respectively.

   As of December 31, 2014, fixed income securities and short-term investments with a carrying value of $43 million were on deposit with regulatory authorities as required by law.

   As of December 31, 2014, the carrying value of fixed income securities that were non-income producing was $14 million.

7. Fair Value of Assets and Liabilities

   Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets and liabilities recorded on the Consolidated Statements of Financial Position at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

Level 1:  Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company can access.

Level 2:  Assets and liabilities whose values are based on the following:
          (a)Quoted prices for similar assets or liabilities in active markets;
          (b)Quoted prices for identical or similar assets or liabilities in markets that are not active; or
          (c)Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

Level 3:  Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Company's estimates of the assumptions that market participants would use in valuing the assets and liabilities.

   The availability of observable inputs varies by instrument. In situations where fair value is based on internally developed pricing models or inputs that are unobservable in the market, the determination of fair value requires more judgment. The degree of judgment exercised by the Company in determining fair value is typically greatest for instruments categorized in Level 3. In many instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy. The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company uses prices and inputs that are current as of the measurement date, including during periods of market disruption. In periods of market disruption, the ability to observe prices and inputs may be reduced for many instruments.

   The Company is responsible for the determination of fair value and the supporting assumptions and methodologies. The Company gains assurance that assets and liabilities are appropriately valued through the execution of various processes and controls designed to ensure the overall reasonableness and consistent application of valuation methodologies, including inputs and assumptions, and compliance with accounting standards. For fair values received from third parties or internally estimated, the Company's processes and controls are designed to ensure that the valuation methodologies are appropriate and consistently applied, the inputs and assumptions are reasonable and consistent with the objective of determining fair value, and the fair values are accurately recorded. For example, on a continuing basis, the Company assesses the reasonableness of individual fair values that have stale security prices or that exceed certain thresholds as compared to previous fair values received from valuation service providers or brokers or derived from internal models. The Company performs procedures to understand and assess the methodologies, processes and controls of valuation service providers. In addition, the Company may validate the reasonableness of fair values by comparing information obtained from valuation service providers or brokers to other third party valuation sources for selected securities. The Company performs ongoing price validation procedures such as back-testing of actual sales, which corroborate the various inputs used in internal models to market observable data. When fair value determinations are expected to be more variable, the Company validates them through reviews by members of management who have relevant expertise and who are independent of those charged with executing investment transactions.

   The Company has two types of situations where investments are classified as Level 3 in the fair value hierarchy. The first is where specific inputs significant to the fair value estimation models are not market observable. This primarily occurs in the Company's use of broker quotes to value certain securities where the inputs have not been corroborated to be market observable, and the use of valuation models that use significant non-market observable inputs.

   The second situation where the Company classifies securities in Level 3 is where quotes continue to be received from independent third-party valuation service providers and all significant inputs are market observable; however, there has been a significant decrease in the volume and level of activity for the asset when compared to normal market activity such that the degree of market observability has declined to a point where categorization as a Level 3 measurement is considered appropriate. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources.

   Certain assets are not carried at fair value on a recurring basis, including investments such as mortgage loans, limited partnership interests, bank loans and policy loans. Accordingly, such investments are only included in the fair value hierarchy disclosure when the investment is subject to remeasurement at fair value after initial recognition and the resulting remeasurement is reflected in the consolidated financial statements. In addition, derivatives embedded in fixed income securities are not disclosed in the hierarchy as free-standing derivatives since they are presented with the host contracts in fixed income securities.

   In determining fair value, the Company principally uses the market approach which generally utilizes market transaction data for the same or similar instruments. To a lesser extent, the Company uses the income approach which involves determining fair values from discounted cash flow methodologies. For the majority of Level 2 and Level 3 valuations, a combination of the market and income approaches is used.

Summary of significant valuation techniques for assets and liabilities measured at fair value on a recurring basis

Level 1 measurements

.. Fixed income securities: Comprise certain U.S. Treasury fixed income securities. Valuation is based on unadjusted quoted prices for identical assets in active markets that the Company can access.

.. Equity securities: Comprise actively traded, exchange-listed equity securities. Valuation is based on unadjusted quoted prices for identical assets in active markets that the Company can access.

.. Short-term: Comprise actively traded money market funds that have daily quoted net asset values for identical assets that the Company can access.

.. Separate account assets: Comprise actively traded mutual funds that have daily quoted net asset values for identical assets that the Company can access. Net asset values for the actively traded mutual funds in which the separate account assets are invested are obtained daily from the fund managers.

.. Assets held for sale: Comprise U.S. Treasury fixed income securities, short-term investments and separate account assets. The valuation is based on the respective asset type as described above.

Level 2 measurements

..  Fixed income securities:

   U.S. government and agencies: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

   Municipal: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

   Corporate, including privately placed: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. Also included are privately placed securities valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer.

   Foreign government: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

   ABS and RMBS: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads. Certain ABS are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable.

   CMBS: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, collateral performance and credit spreads.

   Redeemable preferred stock: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, underlying stock prices and credit spreads.

.. Equity securities: The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that are not active.

.. Short-term: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. For certain short-term investments, amortized cost is used as the best estimate of fair value.

.. Other investments: Free-standing exchange listed derivatives that are not actively traded are valued based on quoted prices for identical instruments in markets that are not active.

   OTC derivatives, including interest rate swaps, foreign currency swaps, foreign exchange forward contracts, certain options and certain credit default swaps, are valued using models that rely on inputs such as interest rate yield curves, currency rates, and counterparty credit spreads that are observable for substantially the full term of the contract. The valuation techniques underlying the models are widely accepted in the financial services industry and do not involve significant judgment.

.. Assets held for sale: Comprise U.S. government and agencies, municipal, corporate, foreign government, ABS, RMBS and CMBS fixed income securities, and short-term investments. The valuation is based on the respective asset type as described above.

Level 3 measurements

..  Fixed income securities:

   Municipal: Comprise municipal bonds that are not rated by third party credit rating agencies but are rated by the National Association of Insurance Commissioners ("NAIC"). The primary inputs to the valuation of these municipal bonds include quoted prices for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements, contractual cash flows, benchmark yields and credit spreads. Also included are municipal bonds valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable. Also includes auction rate securities ("ARS") primarily backed by student loans that have become illiquid due to failures in the auction market and are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses significant non-market observable inputs, including the anticipated date liquidity will return to the market.

   Corporate, including privately placed: Primarily valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable. Also included are equity-indexed notes which are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses significant non-market observable inputs, such as volatility. Other inputs include an interest rate yield curve, as well as published credit spreads for similar assets that incorporate the credit quality and industry sector of the issuer.

   ABS, RMBS and CMBS: Valued based on non-binding broker quotes received from brokers who are familiar with the investments and where the inputs have not been corroborated to be market observable.

.. Equity securities: The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements.

.. Other investments: Certain OTC derivatives, such as interest rate caps, certain credit default swaps and certain options (including swaptions), are valued using models that are widely accepted in the financial services industry. These are categorized as Level 3 as a result of the significance of non-market observable inputs such as volatility. Other primary inputs include interest rate yield curves and credit spreads.

.. Assets held for sale: Comprise municipal, corporate, ABS and CMBS fixed income securities that were classified as held for sale as of December 31, 2013. The valuation is based on the respective asset type as described above.

.. Contractholder funds: Derivatives embedded in certain life and annuity contracts are valued internally using models widely accepted in the financial services industry that determine a single best estimate of fair value for the embedded derivatives within a block of contractholder liabilities. The models primarily use stochastically determined cash flows based on the contractual elements of embedded derivatives, projected option cost and applicable market data, such as interest rate yield curves and equity index volatility assumptions. These are categorized as Level 3 as a result of the significance of non-market observable inputs.

.. Liabilities held for sale: Comprise derivatives embedded in life and annuity contracts that were classified as held for sale as of December 31, 2013. The valuation is the same as described above for contractholder funds.

Assets and liabilities measured at fair value on a non-recurring basis

   Mortgage loans written-down to fair value in connection with recognizing impairments are valued based on the fair value of the underlying collateral less costs to sell. Limited partnership interests written-down to fair value in connection with recognizing other-than-temporary impairments are valued using net asset values. The carrying value of the LBL business was written-down to fair value in connection with being classified as held for sale.

   The following table summarizes the Company's assets and liabilities measured at fair value on a recurring and non-recurring basis as of December 31, 2014.

                                       Quoted prices   Significant
                                         in active        other    Significant  Counterparty
                                        markets for    observable  unobservable   and cash   Balance as of
                                      identical assets   inputs       inputs     collateral  December 31,
                                         (Level 1)      (Level 2)   (Level 3)     netting        2014
($ in millions)                       ---------------- ----------- ------------ ------------ -------------
Assets
   Fixed income securities:
       U.S. government and
         agencies                          $  147        $   623      $   --                    $   770
       Municipal                               --          3,556         106                      3,662
       Corporate                               --         20,193         792                     20,985
       Foreign government                      --            735          --                        735
       ABS                                     --            636         129                        765
       RMBS                                    --            605          --                        605
       CMBS                                    --            578           1                        579
       Redeemable preferred
         stock                                 --             16          --                         16
                                           ------        -------      ------                    -------
          Total fixed income
            securities                        147         26,942       1,028                     28,117
   Equity securities                          927              6          37                        970
   Short-term investments                      90            767          --                        857
   Other investments:
     Free-standing derivatives                 --             90           2       $  (2)            90
   Separate account assets                  4,396             --          --                      4,396
   Other assets                                 1             --           1                          2
                                           ------        -------      ------       -----        -------
          Total recurring
            basis assets                    5,561         27,805       1,068          (2)        34,432
       Non-recurring
         basis /(1)/                           --             --           9                          9
                                           ------        -------      ------       -----        -------
Total assets at fair value                 $5,561        $27,805      $1,077       $  (2)       $34,441
                                           ======        =======      ======       =====        =======
% of total assets at fair
  value                                      16.2%          80.7%        3.1%        -- %           100%

Liabilities
       Contractholder funds:
         Derivatives embedded
         in life and annuity
         contracts                         $   --        $    --      $ (323)                   $  (323)
   Other liabilities:
     Free-standing derivatives                 --            (24)         (9)      $   2            (31)
                                           ------        -------      ------       -----        -------
Total liabilities at fair
  value                                    $   --        $   (24)     $ (332)      $   2        $  (354)
                                           ======        =======      ======       =====        =======
% of total liabilities at
  fair value                                  -- %           6.8%       93.8%       (0.6)%          100%

--------
/(1)/Includes $6 million of mortgage loans and $3 million of limited partnership interests written-down to fair value in connection with recognizing other-than-temporary impairments.

   The following table summarizes the Company's assets and liabilities measured at fair value on a recurring and non-recurring basis as of December 31, 2013.

                                                             Quoted prices   Significant
                                                               in active        other    Significant  Counterparty
                                                              markets for    observable  unobservable   and cash   Balance as of
                                                            identical assets   inputs       inputs     collateral  December 31,
                                                               (Level 1)      (Level 2)   (Level 3)     netting        2013
($ in millions)                                             ---------------- ----------- ------------ ------------ -------------
Assets
   Fixed income securities:
       U.S. government and agencies                              $  145        $   621     $     --                  $    766
       Municipal                                                     --          3,185          119                     3,304
       Corporate                                                     --         20,308        1,008                    21,316
       Foreign government                                            --            792           --                       792
       ABS                                                           --            895          112                     1,007
       RMBS                                                          --            790           --                       790
       CMBS                                                          --            763            1                       764
       Redeemable preferred stock                                    --             16            1                        17
                                                                 ------        -------     --------                  --------
              Total fixed income securities                         145         27,370        1,241                    28,756
   Equity securities                                                593             51            6                       650
   Short-term investments                                           129            461           --                       590
   Other investments: Free-standing derivatives                      --            268            9      $ (11)           266
   Separate account assets                                        5,039             --           --                     5,039
   Assets held for sale                                           1,854          9,812          362                    12,028
                                                                 ------        -------     --------      -----       --------
          Total recurring basis assets                            7,760         37,962        1,618        (11)        47,329
   Non-recurring basis /(1)/                                         --             --           17                        17
                                                                 ------        -------     --------      -----       --------
Total assets at fair value                                       $7,760        $37,962     $  1,635      $ (11)      $ 47,346
                                                                 ======        =======     ========      =====       ========
% of total assets at fair value                                    16.4%          80.2%         3.4%       -- %           100%

Liabilities
   Contractholder funds: Derivatives embedded in life and
     annuity contracts                                           $   --        $    --     $   (307)                 $   (307)
   Other liabilities: Free-standing derivatives                      --           (185)         (14)     $   7           (192)
   Liabilities held for sale                                         --             --         (246)                     (246)
                                                                 ------        -------     --------      -----       --------
          Total recurring basis liabilities                          --           (185)        (567)         7           (745)
   Non-recurring basis /(2)/                                         --             --      (11,088)                  (11,088)
                                                                 ------        -------     --------      -----       --------
Total liabilities at fair value                                  $   --        $  (185)    $(11,655)     $   7       $(11,833)
                                                                 ======        =======     ========      =====       ========
% of total liabilities at fair value                                -- %           1.6%        98.5%      (0.1)%          100%

--------
/(1)/Includes $8 million of mortgage loans and $9 million of limited partnership interests written-down to fair value in connection with recognizing other-than-temporary impairments.
/(2)/Relates to LBL business held for sale (see Note 3). The total fair value measurement includes $15,593 million of assets held for sale and $(14,899) million of liabilities held for sale, less $12,028 million of assets and $(246) million of liabilities measured at fair value on a recurring basis.

   The following table summarizes quantitative information about the significant unobservable inputs used in Level 3 fair value measurements.

                                                       Valuation               Unobservable                  Weighted
                                    Fair value         technique                   input            Range    average
($ in millions)                     ---------- --------------------------- ---------------------- ---------  --------
December 31, 2014
Derivatives embedded in life and      $(278)   Stochastic cash flow model  Projected option cost  1.0 - 2.0%   1.76%
  annuity contracts - Equity-
  indexed and forward starting
  options
December 31, 2013
Derivatives embedded in life and      $(247)   Stochastic cash flow model  Projected option cost  1.0 - 2.0%   1.75%
  annuity contracts - Equity-
  indexed and forward starting
  options
Liabilities held for sale - Equity-   $(246)   Stochastic cash flow model  Projected option cost  1.0 - 2.0%   1.91%
  indexed and forward starting
  options

   If the projected option cost increased (decreased), it would result in a higher (lower) liability fair value.

   As of December 31, 2014 and 2013, Level 3 fair value measurements include $914 million and $1.15 billion, respectively, of fixed income securities valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable. As of December 31, 2013, Level 3 fair value measurements for assets held for sale include $319 million of fixed income securities valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable. The Company does not develop the unobservable inputs used in measuring fair value; therefore, these are not included in the table above. However, an increase (decrease) in credit spreads for fixed income securities valued based on non-binding broker quotes would result in a lower (higher) fair value.

   The following table presents the rollforward of Level 3 assets and liabilities held at fair value on a recurring basis during the year ended December 31, 2014.

                                                        Total gains (losses)
                                                           included in:
                                                        -------------------
                                       Balance as of                           Transfers    Transfers
                                        December 31,        Net                  into        out of
                                            2013        income /(1)/   OCI      Level 3      Level 3
($ in millions)                       ----------------  -----------   -----   ----------- -------------
Assets
   Fixed income securities:
       Municipal                           $  119          $ --       $  18      $  --       $  (17)
       Corporate                            1,008            20         (14)        85         (114)
       ABS                                    112            --           3         16          (12)
       CMBS                                     1            --          --         --           (4)
       Redeemable preferred
         stock                                  1            --          --         --           --
                                           ------          ----       -----      -----       ------
          Total fixed income
            securities                      1,241            20           7        101         (147)
   Equity securities                            6            --          (1)        --           (1)
   Free-standing derivatives,
     net                                       (5)           --          --         --           --
   Other assets                                --             1          --         --           --
   Assets held for sale                       362            (1)          2          4           (2)
                                           ------          ----       -----      -----       ------
          Total recurring
            Level 3 assets                 $1,604          $ 20       $   8      $ 105       $ (150)
                                           ======          ====       =====      =====       ======
Liabilities
   Contractholder funds:
     Derivatives embedded in
     life and annuity
     contracts                             $ (307)         $ (8)      $  --      $  --       $   --
   Liabilities held for sale                 (246)           17          --         --           --
                                           ------          ----       -----      -----       ------
          Total recurring
            Level 3
            liabilities                    $ (553)         $  9       $  --      $  --       $   --
                                           ======          ====       =====      =====       ======

                                                                                          Balance as of
                                        Sold in LBL     Purchases/                        December 31,
                                      disposition /(3)/ Issues /(4)/  Sales   Settlements     2014
                                      ----------------  -----------   -----   ----------- -------------
Assets
   Fixed income securities:
       Municipal                           $   --          $ --       $ (11)     $  (3)      $  106
       Corporate                               --            20        (109)      (104)         792
       ABS                                     --            21          --        (11)         129
       CMBS                                     4            --          --         --            1
       Redeemable preferred
         stock                                 --            --          (1)        --           --
                                           ------          ----       -----      -----       ------
          Total fixed income
            securities                          4            41        (121)      (118)       1,028
   Equity securities                           --            39          (6)        --           37
   Free-standing derivatives,
     net                                       --             2          --         (4)          (7)/(2)/
   Other assets                                --            --          --         --            1
   Assets held for sale                      (351)           --          (8)        (6)          --
                                           ------          ----       -----      -----       ------
          Total recurring
            Level 3 assets                 $ (347)         $ 82       $(135)     $(128)      $1,059
                                           ======          ====       =====      =====       ======
Liabilities
   Contractholder funds:
     Derivatives embedded in
     life and annuity
     contracts                             $   --          $(14)      $  --      $   6       $ (323)
   Liabilities held for sale                  230            (4)         --          3           --
                                           ------          ----       -----      -----       ------
          Total recurring
            Level 3
            liabilities                    $  230          $(18)      $  --      $   9       $ (323)
                                           ======          ====       =====      =====       ======

--------
/(1)/The effect to net income totals $29 million and is reported in the Consolidated Statements of Operations and Comprehensive Income as follows:
     $11 million in realized capital gains and losses, $12 million in net investment income, $(5) million in interest credited to contractholder funds, $15 million in contract benefits and $(4) million in loss on disposition of operations.
/(2)/Comprises $2 million of assets and $9 million of liabilities. /(3)/Includes transfers from held for sale that took place in first quarter
     2014 of $4 million for CMBS and $(4) million for Assets held for sale. /(4)/Represents purchases for assets and issues for liabilities.

   The following table presents the rollforward of Level 3 assets and liabilities held at fair value on a recurring basis during the year ended December 31, 2013.

                                                    Total gains (losses)
                                                       included in:
                                                    -------------------
                                      Balance as of                        Transfers    Transfers
                                      December 31,      Net                  into        out of
                                          2012      income /(1)/   OCI      Level 3      Level 3
($ in millions)                       ------------- -----------   -----   ----------- -------------
Assets
Fixed income securities:
   Municipal                             $  338        $ (12)     $  19      $  --       $   --
   Corporate                              1,501           32        (32)        84         (172)
   ABS                                      199           (2)        30         17          (16)
   RMBS                                      --           --         --         --           --
   CMBS                                      21           (1)         3         --           --
   Redeemable preferred stock                 1           --         --         --           --
                                         ------        -----      -----      -----       ------
       Total fixed income
         securities                       2,060           17         20        101         (188)
Equity securities                             7           --         --         --           --
Free-standing derivatives, net              (27)          19         --         --           --
Other assets                                  1           (1)        --         --           --
Assets held for sale                         --           (2)        (6)        13          (13)
                                         ------        -----      -----      -----       ------
       Total recurring Level
         3 assets                        $2,041        $  33      $  14      $ 114       $ (201)
                                         ======        =====      =====      =====       ======
Liabilities
   Contractholder funds:
     Derivatives embedded in
     life and annuity
     contracts                           $ (553)       $  89      $  --      $  --       $   --
   Liabilities held for sale                 --           20         --         --           --
                                         ------        -----      -----      -----       ------
   Total recurring Level 3
     liabilities                         $ (553)       $ 109      $  --      $  --       $   --
                                         ======        =====      =====      =====       ======

                                                                                      Balance as of
                                       Transfer to  Purchases/                        December 31,
                                      held for sale Issues /(2)/  Sales   Settlements     2013
                                      ------------- -----------   -----   ----------- -------------
Assets
Fixed income securities:
       Municipal                         $  (51)       $  --      $(173)     $  (2)      $  119
       Corporate                           (244)         145       (173)      (133)       1,008
       ABS                                  (85)          --         (8)       (23)         112
       RMBS                                  --           --         --         --           --
       CMBS                                  (5)          --        (17)        --            1
       Redeemable preferred
         stock                               --           --         --         --            1
                                         ------        -----      -----      -----       ------
          Total fixed income
            securities                     (385)         145       (371)      (158)       1,241
   Equity securities                         --           --         (1)        --            6
   Free-standing derivatives,
     net                                     --            9         --         (6)          (5)/(3)/
   Other assets                              --           --         --         --           --
   Assets held for sale                     385           --        (10)        (5)         362
                                         ------        -----      -----      -----       ------
          Total recurring
            Level 3 assets               $   --        $ 154      $(382)     $(169)      $1,604
                                         ======        =====      =====      =====       ======
Liabilities
       Contractholder funds:
         Derivatives embedded
         in life and annuity
         contracts                       $  265        $(111)     $  --      $   3       $ (307)
       Liabilities held for
         sale                              (265)          (6)        --          5         (246)
                                         ------        -----      -----      -----       ------
       Total recurring
         Level 3 liabilities             $   --        $(117)     $  --      $   8       $ (553)
                                         ======        =====      =====      =====       ======

--------
/(1)/The effect to net income totals $142 million and is reported in the Consolidated Statements of Operations and Comprehensive Income as follows:
     $20 million in realized capital gains and losses, $14 million in net investment income, $40 million in interest credited to contractholder funds, $74 million in contract benefits and $(6) million in loss on disposition of operations.
/(2)/Represents purchases for assets and issues for liabilities.
/(3)/Comprises $9 million of assets and $14 million of liabilities.

   The following table presents the rollforward of Level 3 assets and liabilities held at fair value on a recurring basis during the year ended December 31, 2012.

                                                         Total gains (losses)
                                                            included in:
                                                         -------------------
                                           Balance as of                        Transfers    Transfers
                                           December 31,      Net                  into        out of
                                               2011      income /(1)/   OCI      Level 3      Level 3
($ in millions)                            ------------- -----------   ------  ----------- -------------
Assets
Fixed income securities:
   Municipal                                  $  387        $  (5)      $ 22      $  53       $  (10)
   Corporate                                   1,319           20         63        381          (64)
   ABS                                           254           24         59         42           (7)
   RMBS                                           47           --         --         --          (47)
   CMBS                                           30           (4)        10         --           --
   Redeemable preferred stock                      1           --         --         --           --
                                              ------        -----       ----      -----       ------
       Total fixed income
         securities                            2,038           35        154        476         (128)
Equity securities                                 14           --         --         --           --
Free-standing derivatives, net                   (88)          25         --         --           --
Other assets                                       1           --         --         --           --
                                              ------        -----       ----      -----       ------
       Total recurring
         Level 3 assets                       $1,965        $  60       $154      $ 476       $ (128)
                                              ======        =====       ====      =====       ======
Liabilities
   Contractholder funds:
     Derivatives embedded in
     life and annuity
     contracts                                $ (723)       $ 168       $ --      $  --       $   --
                                              ------        -----       ----      -----       ------
   Total recurring Level 3
     liabilities                              $ (723)       $ 168       $ --      $  --       $   --
                                              ======        =====       ====      =====       ======

                                                                                           Balance as of
                                                                                           December 31,
                                             Purchases      Sales      Issues  Settlements     2012
                                           ------------- -----------   ------  ----------- -------------
Assets
   Fixed income securities:
       Municipal                              $   --        $(107)      $ --      $  (2)      $  338
       Corporate                                 125         (223)        --       (120)       1,501
       ABS                                        11         (165)        --        (19)         199
       RMBS                                       --           --         --         --           --
       CMBS                                       --           --         --        (15)          21
       Redeemable preferred
         stock                                     1           (1)        --         --            1
                                              ------        -----       ----      -----       ------
          Total fixed income
            securities                           137         (496)        --       (156)       2,060
   Equity securities                               5          (12)        --         --            7
   Free-standing derivatives,
     net                                          27           --         --          9          (27)/(2)/
   Other assets                                   --           --         --         --            1
                                              ------        -----       ----      -----       ------
              Total recurring
                Level 3 assets                $  169        $(508)      $ --      $(147)      $2,041
                                              ======        =====       ====      =====       ======
Liabilities
   Contractholder funds:
     Derivatives embedded in
     life and annuity
     contracts                                $   --        $  --       $(79)     $  81       $ (553)
                                              ------        -----       ----      -----       ------
   Total recurring Level 3
     liabilities                              $   --        $  --       $(79)     $  81       $ (553)
                                              ======        =====       ====      =====       ======

--------
/(1)/The effect to net income totals $228 million and is reported in the Consolidated Statements of Operations and Comprehensive Income as follows:$38 million in realized capital gains and losses, $22 million in net investment income, $132 million in interest credited to contractholder funds and $36 million in contract benefits.
/(2)/Comprises $3 million of assets and $30 million of liabilities.

   Transfers between level categorizations may occur due to changes in the availability of market observable inputs, which generally are caused by changes in market conditions such as liquidity, trading volume or bid-ask spreads. Transfers between level categorizations may also occur due to changes in the valuation source. For example, in situations where a fair value quote is not provided by the Company's independent third-party valuation service provider and as a result the price is stale or has been replaced with a broker quote whose inputs have not been corroborated to be market observable, the security is transferred into Level 3. Transfers in and out of level categorizations are reported as having occurred at the beginning of the quarter in which the transfer occurred. Therefore, for all transfers into Level 3, all realized and changes in unrealized gains and losses in the quarter of transfer are reflected in the Level 3 rollforward table.

   There were no transfers between Level 1 and Level 2 during 2014 or 2013. During 2012, certain U.S. government securities were transferred into Level 1 from Level 2 as a result of increased liquidity in the market and a sustained increase in the market activity for these assets.

   Transfers into Level 3 during 2014, 2013 and 2012 included situations where a fair value quote was not provided by the Company's independent third-party valuation service provider and as a result the price was stale or had been replaced with a broker quote where the inputs had not been corroborated to be market observable resulting in the security being classified as Level
3. Transfers out of Level 3 during 2014, 2013 and 2012 included situations where a broker quote was used in the prior period and a fair value quote became available from the Company's independent third-party valuation service provider in the current period. A quote utilizing the new pricing source was not available as of the prior period, and any gains or losses related to the change in valuation source for individual securities were not significant.

   The following table provides the change in unrealized gains and losses included in net income for Level 3 assets and liabilities held as of December 31.

                                                                              2014 2013  2012
($ in millions)                                                               ---- ----  ----
Assets
   Fixed income securities:
       Municipal                                                              $(1) $ (4) $ --
       Corporate                                                               11    13    15
       ABS                                                                     --    (2)   --
       CMBS                                                                     1    (2)   (3)
                                                                              ---  ----  ----
          Total fixed income securities                                        11     5    12
   Equity securities                                                           --    --    --
   Free-standing derivatives, net                                               5    10     6
   Other assets                                                                 1    (1)   --
   Assets held for sale                                                        --    (2)   --
                                                                              ---  ----  ----
          Total recurring Level 3 assets                                      $17  $ 12  $ 18
                                                                              ===  ====  ====
Liabilities
   Contractholder funds: Derivatives embedded in life and annuity contracts   $(8) $ 89  $168
   Liabilities held for sale                                                   17    20    --
                                                                              ---  ----  ----
          Total recurring Level 3 liabilities                                 $ 9  $109  $168
                                                                              ===  ====  ====

   The amounts in the table above represent the change in unrealized gains and losses included in net income for the period of time that the asset or liability was determined to be in Level 3. These gains and losses total $26 million in 2014 and are reported as follows: $4 million in realized capital gains and losses, $12 million in net investment income, $(5) million in interest credited to contractholder funds and $15 million in contract benefits. These gains and losses total $121 million in 2013 and are reported as follows:
$9 million in realized capital gains and losses, $9 million in net investment income, $35 million in interest credited to contractholder funds, $74 million in contract benefits and $(6) million in loss on disposition of operations. These gains and losses total $186 million in 2012 and are reported as follows: $19 million in net investment income, $131 million in interest credited to contractholder funds and $36 million in contract benefits.

   Presented below are the carrying values and fair value estimates of financial instruments not carried at fair value.

Financial assets

                                         December 31, 2014 December 31, 2013
       ($ in millions)                   ----------------- -----------------
                                         Carrying  Fair    Carrying  Fair
                                          value    value    value    value
                                         --------  ------  --------  ------
       Mortgage loans                     $3,686   $3,922   $4,173   $4,300
       Cost method limited partnerships      508      686      605      799
       Bank loans                            431      427      160      161
       Agent loans                           368      361      341      325
       Notes due from related party          275      275      275      275
       Assets held for sale                   --       --    1,458    1,532

   The fair value of mortgage loans, including those classified as assets held for sale, is based on discounted contractual cash flows or, if the loans are impaired due to credit reasons, the fair value of collateral less costs to sell. Risk adjusted discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar types of properties as collateral. The fair value of cost method limited partnerships is determined using reported net asset values of the underlying funds. The fair value of bank loans, which are reported in other investments or assets held for sale, is based on broker quotes from brokers familiar with the loans and current market conditions. The fair value of agent loans, which are reported in other investments, is based on discounted cash flow calculations that use discount rates with a spread over U.S. Treasury rates. Assumptions used in developing estimated cash flows and discount rates consider the loan's credit and liquidity risks. The fair value of notes due from related party, which are reported in other investments, is based on discounted cash flow calculations using current interest rates for instruments with comparable terms. The fair value measurements for mortgage loans, cost method limited partnerships, bank loans, agent loans, notes due from related party and assets held for sale are categorized as Level 3.

Financial liabilities

                                              December 31, 2014 December 31, 2013
($ in millions)                               ----------------  ----------------
                                              Carrying   Fair   Carrying   Fair
                                               value     value   value     value
                                              --------  ------- --------  -------
Contractholder funds on investment contracts  $13,708   $14,364 $15,542   $16,198
Notes due to related parties                      275       275     282       282
Liability for collateral                          510       510     328       328
Liabilities held for sale                          --        --   7,417     7,298

   The fair value of contractholder funds on investment contracts, including those classified as liabilities held for sale, is based on the terms of the underlying contracts utilizing prevailing market rates for similar contracts adjusted for the Company's own credit risk. Deferred annuities included in contractholder funds are valued using discounted cash flow models which incorporate market value margins, which are based on the cost of holding economic capital, and the Company's own credit risk. Immediate annuities without life contingencies and fixed rate funding agreements are valued at the present value of future benefits using market implied interest rates which include the Company's own credit risk. The fair value measurements for contractholder funds on investment contracts and liabilities held for sale are categorized as Level 3.

   The fair value of notes due to related parties is based on discounted cash flow calculations using current interest rates for instruments with comparable terms and considers the Company's own credit risk. The liability for collateral is valued at carrying value due to its short-term nature. The fair value measurements for liability for collateral are categorized as Level 2. The fair value measurements for notes due to related parties are categorized as Level 3.

8. Derivative Financial Instruments and Off-balance sheet Financial Instruments

   The Company uses derivatives to manage risks with certain assets and liabilities arising from the potential adverse impacts from changes in risk-free interest rates, changes in equity market valuations, increases in credit spreads and foreign currency fluctuations, and for asset replication.

   Asset-liability management is a risk management strategy that is principally employed to balance the respective interest-rate sensitivities of the Company's assets and liabilities. Depending upon the attributes of the assets acquired and liabilities issued, derivative instruments such as interest rate swaps, caps, swaptions and futures are utilized to change the interest rate characteristics of existing assets and liabilities to ensure the relationship is maintained within specified ranges and to reduce exposure to rising or falling interest rates. The Company uses financial futures and interest rate swaps to hedge anticipated asset purchases and liability issuances and futures and options for hedging the equity exposure contained in its equity indexed life and annuity product contracts that offer equity returns to contractholders. In addition, the Company uses interest rate swaps to hedge interest rate risk inherent in funding agreements. The Company uses foreign currency swaps and forwards primarily to reduce the foreign currency risk associated with holding foreign currency denominated investments. Credit default swaps are typically used to mitigate the credit risk within the Company's fixed income portfolio.

   The Company may also use derivatives to manage the risk associated with corporate actions, including the sale of a business. During 2014 and December 2013, swaptions were utilized to hedge the expected proceeds from the disposition of LBL.

   Asset replication refers to the "synthetic" creation of assets through the use of derivatives and primarily investment grade host bonds to replicate securities that are either unavailable in the cash markets or more economical to acquire in synthetic form. The Company replicates fixed income securities using a combination of a credit default swap and one or more highly rated fixed income securities to synthetically replicate the economic characteristics of one or more cash market securities.

   The Company also has derivatives embedded in non-derivative host contracts that are required to be separated from the host contracts and accounted for at fair value with changes in fair value of embedded derivatives reported in net income. The Company's primary embedded derivatives are equity options in life and annuity product contracts, which provide equity returns to contractholders; conversion options in fixed income securities, which provide the Company with the right to convert the instrument into a predetermined number of shares of common stock; credit default swaps in synthetic collateralized debt obligations, which provide enhanced coupon rates as a result of selling credit protection; and equity-indexed notes containing equity call options, which provide a coupon payout that is determined using one or more equity-based indices.

   When derivatives meet specific criteria, they may be designated as accounting hedges and accounted for as fair value, cash flow, foreign currency fair value or foreign currency cash flow hedges. The Company designates certain of its interest rate and foreign currency swap contracts and certain investment risk transfer reinsurance agreements as fair value hedges when the hedging instrument is highly effective in offsetting the risk of changes in the fair value of the hedged item. The Company designates certain of its foreign currency swap contracts as cash flow hedges when the hedging instrument is highly effective in offsetting the exposure of variations in cash flows for the hedged risk that could affect net income. Amounts are reclassified to net investment income or realized capital gains and losses as the hedged item affects net income.

   The notional amounts specified in the contracts are used to calculate the exchange of contractual payments under the agreements and are generally not representative of the potential for gain or loss on these agreements. However, the notional amounts specified in credit default swaps where the Company has sold credit protection represent the maximum amount of potential loss, assuming no recoveries.

   Fair value, which is equal to the carrying value, is the estimated amount that the Company would receive or pay to terminate the derivative contracts at the reporting date. The carrying value amounts for OTC derivatives are further adjusted for the effects, if any, of enforceable master netting agreements and are presented on a net basis, by counterparty agreement, in the Consolidated Statements of Financial Position. For certain exchange traded and cleared derivatives, margin deposits are required as well as daily cash settlements of margin accounts. As of December 31, 2014, the Company pledged $30 million of cash and securities in the form of margin deposits.

   For those derivatives which qualify for fair value hedge accounting, net income includes the changes in the fair value of both the derivative instrument and the hedged risk, and therefore reflects any hedging ineffectiveness. For cash flow hedges, gains and losses are amortized from accumulated other comprehensive income and are reported in net income in the same period the forecasted transactions being hedged impact net income.

   Non-hedge accounting is generally used for "portfolio" level hedging strategies where the terms of the individual hedged items do not meet the strict homogeneity requirements to permit the application of hedge accounting. For non-hedge derivatives, net income includes changes in fair value and accrued periodic settlements, when applicable. With the exception of non-hedge derivatives used for asset replication and non-hedge embedded derivatives, all of the Company's derivatives are evaluated for their ongoing effectiveness as either accounting hedge or non-hedge derivative financial instruments on at least a quarterly basis.

   The following table provides a summary of the volume and fair value positions of derivative instruments as well as their reporting location in the Consolidated Statement of Financial Position as of December 31, 2014.

                                                                                                     Volume /(1)/
($ in millions, except number of contracts)                                                       ------------------
                                                                                                            Number    Fair
                                                                                                  Notional    of     value, Gross
                                                                    Balance sheet location         amount  contracts  net   asset
                                                             ------------------------------------ -------- --------- ------ -----
Asset derivatives
Derivatives designated as accounting hedging instruments
   Foreign currency swap agreements                                   Other investments            $   85      n/a   $   3   $ 3
                                                                                                   ------    -----   -----   ---
Derivatives not designated as accounting hedging
  instruments
Interest rate contracts
   Interest rate cap agreements                                       Other investments               163      n/a       2     2
Equity and index contracts
   Options                                                            Other investments                --    3,225      83    83
   Financial futures contracts                                           Other assets                  --      704       1     1
Foreign currency contracts
   Foreign currency forwards                                          Other investments                57      n/a      --    --
Credit default contracts
   Credit default swaps - buying protection                           Other investments                19      n/a      --    --
   Credit default swaps - selling protection                          Other investments                80      n/a       2     2
Other contracts
   Other contracts                                                       Other assets                   3      n/a       1     1
                                                                                                   ------    -----   -----   ---
       Subtotal                                                                                       322    3,929      89    89
                                                                                                   ------    -----   -----   ---
Total asset derivatives                                                                            $  407    3,929   $  92   $92
                                                                                                   ======    =====   =====   ===
Liability derivatives
Derivatives designated as accounting hedging instruments
   Foreign currency swap agreements                          Other liabilities & accrued expenses  $   50      n/a   $  (1)  $--
                                                                                                   ------    -----   -----   ---
Derivatives not designated as accounting hedging
  instruments
Interest rate contracts
   Interest rate swap agreements                             Other liabilities & accrued expenses      85      n/a       1     1
   Interest rate cap agreements                              Other liabilities & accrued expenses      11      n/a      --    --
   Financial futures contract                                Other liabilities & accrued expenses      --      200      --    --
Equity and index contracts
   Options and futures                                       Other liabilities & accrued expenses      --    3,131     (22)   --
Foreign currency contracts
   Foreign currency forwards                                 Other liabilities & accrued expenses      36      n/a       1     1
Embedded derivative financial instruments
   Guaranteed accumulation benefits                                  Contractholder funds             615      n/a     (32)   --
   Guaranteed withdrawal benefits                                    Contractholder funds             425      n/a     (13)   --
   Equity-indexed and forward starting options in life and
     annuity product contracts                                       Contractholder funds           1,786      n/a    (278)   --
   Other embedded derivative financial instruments                   Contractholder funds              85      n/a      --    --
Credit default contracts
   Credit default swaps - buying protection                  Other liabilities & accrued expenses      49      n/a      (1)   --
   Credit default swaps - selling protection                 Other liabilities & accrued expenses     100      n/a      (9)   --
                                                                                                   ------    -----   -----   ---
       Subtotal                                                                                     3,192    3,331    (353)    2
                                                                                                   ------    -----   -----   ---
Total liability derivatives                                                                         3,242    3,331    (354)  $ 2
                                                                                                   ======    =====   =====   ===
Total derivatives                                                                                  $3,649    7,260   $(262)
                                                                                                   ======    =====   =====

($ in millions, except number of contracts)

                                                               Gross
                                                             liability
                                                             ---------
Asset derivatives
Derivatives designated as accounting hedging instruments
   Foreign currency swap agreements                            $  --
                                                               -----
Derivatives not designated as accounting hedging
  instruments
Interest rate contracts
   Interest rate cap agreements                                   --
Equity and index contracts
   Options                                                        --
   Financial futures contracts                                    --
Foreign currency contracts
   Foreign currency forwards                                      --
Credit default contracts
   Credit default swaps - buying protection                       --
   Credit default swaps - selling protection                      --
Other contracts
   Other contracts                                                --
                                                               -----
       Subtotal                                                   --
                                                               -----
Total asset derivatives                                        $  --
                                                               =====
Liability derivatives
Derivatives designated as accounting hedging instruments
   Foreign currency swap agreements                            $  (1)
                                                               -----
Derivatives not designated as accounting hedging
  instruments
Interest rate contracts
   Interest rate swap agreements                                  --
   Interest rate cap agreements                                   --
   Financial futures contract                                     --
Equity and index contracts
   Options and futures                                           (22)
Foreign currency contracts
   Foreign currency forwards                                      --
Embedded derivative financial instruments
   Guaranteed accumulation benefits                              (32)
   Guaranteed withdrawal benefits                                (13)
   Equity-indexed and forward starting options in life and
     annuity product contracts                                  (278)
   Other embedded derivative financial instruments                --
Credit default contracts
   Credit default swaps - buying protection                       (1)
   Credit default swaps - selling protection                      (9)
                                                               -----
       Subtotal                                                 (355)
                                                               -----
Total liability derivatives                                    $(356)
                                                               =====
Total derivatives

--------
/(1)/Volume for OTC derivative contracts is represented by their notional amounts. Volume for exchange traded derivatives is represented by the number of contracts, which is the basis on which they are traded. (n/a = not applicable)

   The following table provides a summary of the volume and fair value positions of derivative instruments as well as their reporting location in the Consolidated Statement of Financial Position as of December 31, 2013.

                                                                                                     Volume /(1)/
($ in millions, except number of contracts)                                                       ------------------
                                                                                                            Number    Fair
                                                                                                  Notional    of     value, Gross
                                                                    Balance sheet location         amount  contracts  net   asset
Asset derivatives                                            ------------------------------------ -------- --------- ------ -----
Derivatives designated as accounting hedging instruments
   Foreign currency swap agreements                                   Other investments           $    16      n/a   $   1  $  1
                                                                                                  -------   ------   -----  ----
Derivatives not designated as accounting hedging
  instruments
Interest rate contracts
   Interest rate swaption agreements                                  Other investments             1,420      n/a      --    --
   Interest rate cap agreements                                       Other investments                61      n/a       2     2
Equity and index contracts
   Options and warrants /(2)/                                         Other investments                 3   10,035     261   261
   Financial futures contracts                                           Other assets                  --      627      --    --
Foreign currency contracts
   Foreign currency forwards                                          Other investments                47      n/a      --    --
Embedded derivative financial instruments
   Credit default swaps                                            Fixed income securities             12      n/a     (12)   --
Credit default contracts
   Credit default swaps - buying protection                           Other investments                 1      n/a      --    --
   Credit default swaps - selling protection                          Other investments                85      n/a       2     2
Other contracts
   Other contracts                                                       Other assets                   4      n/a      --    --
                                                                                                  -------   ------   -----  ----
       Subtotal                                                                                     1,633   10,662     253   265
                                                                                                  -------   ------   -----  ----
Total asset derivatives                                                                           $ 1,649   10,662   $ 254  $266
                                                                                                  =======   ======   =====  ====
Liability derivatives
Derivatives designated as accounting hedging instruments
   Foreign currency swap agreements                          Other liabilities & accrued expenses $   132      n/a   $ (15) $ --
                                                                                                  -------   ------   -----  ----
Derivatives not designated as accounting hedging
  instruments
Interest rate contracts
   Interest rate swap agreements                             Other liabilities & accrued expenses      85      n/a       4     4
   Interest rate swaption agreements                         Other liabilities & accrued expenses   4,570      n/a       1     1
   Interest rate cap agreements                              Other liabilities & accrued expenses     262      n/a       4     4
Equity and index contracts
   Options                                                   Other liabilities & accrued expenses      55   10,035    (165)    2
Embedded derivative financial instruments
   Guaranteed accumulation benefits                                  Contractholder funds             738      n/a     (43)   --
   Guaranteed withdrawal benefits                                    Contractholder funds             506      n/a     (13)   --
   Equity-indexed and forward starting options in life and
     annuity product contracts                                       Contractholder funds           1,693      n/a    (247)   --
                                                                  Liabilities held for sale         2,363      n/a    (246)   --
   Other embedded derivative financial instruments                   Contractholder funds              85      n/a      (4)   --
Credit default contracts
   Credit default swaps - buying protection                  Other liabilities & accrued expenses     171      n/a      (2)   --
   Credit default swaps - selling protection                 Other liabilities & accrued expenses     100      n/a     (15)   --
                                                                                                  -------   ------   -----  ----
       Subtotal                                                                                    10,628   10,035    (726)   11
                                                                                                  -------   ------   -----  ----
Total liability derivatives                                                                        10,760   10,035    (741) $ 11
                                                                                                  =======   ======   =====  ====
Total derivatives                                                                                 $12,409   20,697   $(487)
                                                                                                  =======   ======   =====

($ in millions, except number of contracts)

                                                               Gross
                                                             liability
Asset derivatives                                            ---------
Derivatives designated as accounting hedging instruments
   Foreign currency swap agreements                            $  --
                                                               -----
Derivatives not designated as accounting hedging
  instruments
Interest rate contracts
   Interest rate swaption agreements                              --
   Interest rate cap agreements                                   --
Equity and index contracts
   Options and warrants /(2)/                                     --
   Financial futures contracts                                    --
Foreign currency contracts
   Foreign currency forwards                                      --
Embedded derivative financial instruments
   Credit default swaps                                          (12)
Credit default contracts
   Credit default swaps - buying protection                       --
   Credit default swaps - selling protection                      --
Other contracts
   Other contracts                                                --
                                                               -----
       Subtotal                                                  (12)
                                                               -----
Total asset derivatives                                        $ (12)
                                                               =====
Liability derivatives
Derivatives designated as accounting hedging instruments
   Foreign currency swap agreements                            $ (15)
                                                               -----
Derivatives not designated as accounting hedging
  instruments
Interest rate contracts
   Interest rate swap agreements                                  --
   Interest rate swaption agreements                              --
   Interest rate cap agreements                                   --
Equity and index contracts
   Options                                                      (167)
Embedded derivative financial instruments
   Guaranteed accumulation benefits                              (43)
   Guaranteed withdrawal benefits                                (13)
   Equity-indexed and forward starting options in life and
     annuity product contracts                                  (247)
                                                                (246)
   Other embedded derivative financial instruments                (4)
Credit default contracts
   Credit default swaps - buying protection                       (2)
   Credit default swaps - selling protection                     (15)
                                                               -----
       Subtotal                                                 (737)
                                                               -----
Total liability derivatives                                    $(752)
                                                               =====
Total derivatives

--------
/(1)/Volume for OTC derivative contracts is represented by their notional amounts. Volume for exchange traded derivatives is represented by the number of contracts, which is the basis on which they are traded. (n/a = not applicable)
/(2)/In addition to the number of contracts presented in the table, the Company held 837,100 stock warrants. Stock warrants can be converted to cash upon sale of those instruments or exercised for shares of common stock.

   The following table provides gross and net amounts for the Company's OTC derivatives, all of which are subject to enforceable master netting agreements.

                                     Offsets
 ($ in millions)               ------------------
                                           Cash       Net    Securities
                               Counter- collateral amount on collateral
                        Gross   party   (received)  balance  (received)  Net
                        amount netting   pledged     sheet    pledged   amount
                        ------ -------- ---------- --------- ---------- ------
 December 31, 2014
 Asset derivatives       $  7    $ (2)     $--       $  5       $(4)     $ 1
 Liability derivatives    (11)      2       --         (9)        7       (2)

 December 31, 2013
 Asset derivatives       $ 14    $(11)     $--       $  3       $(3)     $--
 Liability derivatives    (33)     11       (4)       (26)       22       (4)

   The following table provides a summary of the impacts of the Company's foreign currency contracts in cash flow hedging relationships for the years ended December 31. Amortization of net gains from accumulated other comprehensive income related to cash flow hedges is expected to be a gain of $2 million during the next twelve months. There was no hedge ineffectiveness reported in realized gains and losses in 2014, 2013 or 2012.

                                                                                          2014 2013  2012
($ in millions)                                                                           ---- ----  ----
Gain (loss) recognized in OCI on derivatives during the period                            $12  $  3  $ (6)
Gain (loss) recognized in OCI on derivatives during the term of the hedging relationship    2   (13)  (17)
Loss reclassified from AOCI into income (net investment income)                            (1)   (1)   --
Loss reclassified from AOCI into income (realized capital gains and losses)                (2)   --    (1)

   The following tables present gains and losses from valuation, settlements and hedge ineffectiveness reported on derivatives used in fair value hedging relationships and derivatives not designated as accounting hedging instruments in the Consolidated

Statements of Operations and Comprehensive Income for the years ended December 31. In 2014 and 2013, the Company had no derivatives used in fair value hedging relationships.

                                                             Realized              Interest      Loss on   Total gain (loss)
                                                     Net      capital            credited to   disposition   recognized in
                                                  investment gains and Contract contractholder     of        net income on
                                                    income    losses   benefits     funds      operations     derivatives
($ in millions)                                   ---------- --------- -------- -------------- ----------- -----------------
2014
Interest rate contracts                              $--        $(3)     $--         $ --          $(4)          $ (7)
Equity and index contracts                            --         (1)      --           38           --             37
Embedded derivative financial instruments             --         --       15          (14)          --              1
Foreign currency contracts                            --         10       --           --           --             10
Credit default contracts                              --          8       --           --           --              8
Other contracts                                       --         --       --           (2)          --             (2)
                                                     ---        ---      ---         ----          ---           ----
   Total                                             $--        $14      $15         $ 22          $(4)          $ 47
                                                     ===        ===      ===         ====          ===           ====
2013
Interest rate contracts                              $--        $ 3      $--         $ --          $(6)          $ (3)
Equity and index contracts                            --         --       --           94           --             94
Embedded derivative financial instruments             --         (1)      74          (75)          --             (2)
Foreign currency contracts                            --         (2)      --           --           --             (2)
Credit default contracts                              --         14       --           --           --             14
Other contracts                                       --         --       --           (3)          --             (3)
                                                     ---        ---      ---         ----          ---           ----
   Total                                             $--        $14      $74         $ 16          $(6)          $ 98
                                                     ===        ===      ===         ====          ===           ====
2012
Derivatives in fair value accounting hedging
  relationships
Interest rate contracts                              $(1)       $--      $--         $ --          $--           $ (1)
                                                     ---        ---      ---         ----          ---           ----
Derivatives not designated as accounting hedging
  instruments
Interest rate contracts                               --          2       --           --           --              2
Equity and index contracts                            --         --       --           56           --             56
Embedded derivative financial instruments             --         20       36          134           --            190
Foreign currency contracts                            --         (2)      --           --           --             (2)
Credit default contracts                              --         15       --           --           --             15
Other contracts                                       --         --       --            3           --              3
                                                     ---        ---      ---         ----          ---           ----
   Subtotal                                           --         35       36          193           --            264
                                                     ---        ---      ---         ----          ---           ----
   Total                                             $(1)       $35      $36         $193          $--           $263
                                                     ===        ===      ===         ====          ===           ====

   Changes in fair value of the Company's fair value hedging relationships for 2012 resulted in a $3 million gain on interest rate contract derivatives and a $3 million loss on the hedged risk of investments, both of which were reported in net investment income.

   The Company manages its exposure to credit risk by utilizing highly rated counterparties, establishing risk control limits, executing legally enforceable master netting agreements ("MNAs") and obtaining collateral where appropriate. The Company uses MNAs for OTC derivative transactions that permit either party to net payments due for transactions and collateral is either pledged or obtained when certain predetermined exposure limits are exceeded. As of December 31, 2014, counterparties pledged $4 million in cash and securities to the Company, and the Company pledged $7 million in securities to counterparties which includes $7 million of collateral posted under MNAs for contracts containing credit-risk-contingent provisions that are in a liability position. The Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance. Other derivatives, including futures and certain option contracts, are traded on organized exchanges which require margin deposits and guarantee the execution of trades, thereby mitigating any potential credit risk.

   Counterparty credit exposure represents the Company's potential loss if all of the counterparties concurrently fail to perform under the contractual terms of the contracts and all collateral, if any, becomes worthless. This exposure is measured by the fair value of OTC derivative contracts with a positive fair value at the reporting date reduced by the effect, if any, of legally enforceable master netting agreements.

   The following table summarizes the counterparty credit exposure as of December 31 by counterparty credit rating as it relates to the Company's OTC derivatives.

                                        2014                                                     2013
($ in millions) -----------------------------------------------------    -----------------------------------------------------
                  Number                                   Exposure,       Number                                   Exposure,
                of counter-  Notional       Credit          net of       of counter-  Notional       Credit          net of
 Rating /(1)/     parties   amount /(2)/ exposure /(2)/ collateral /(2)/   parties   amount /(2)/ exposure /(2)/ collateral /(2)/
--------------- ----------- -----------  -------------  ---------------  ----------- -----------  -------------  ---------------
     A+              1         $164           $ 2             $ 1             1        $   22          $ 1             $ 1
     A               3           88             3               1             4         1,523            2              --
     A-              1            8            --              --             1            24            1              --
     BBB+            1           11            --              --             1             3           --              --
     BBB             1           52            --              --             1            76            1              --
                     -         ----           ---             ---             -        ------          ---             ---
     Total           7         $323           $ 5             $ 2             8        $1,648          $ 5             $ 1
                     =         ====           ===             ===             =        ======          ===             ===

--------
/(1)/Rating is the lower of S&P or Moody's ratings.
/(2)/Only OTC derivatives with a net positive fair value are included for each counterparty.

   Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments the Company currently holds, as these instruments may become less valuable due to adverse changes in market conditions. To limit this risk, the Company's senior management has established risk control limits. In addition, changes in fair value of the derivative financial instruments that the Company uses for risk management purposes are generally offset by the change in the fair value or cash flows of the hedged risk component of the related assets, liabilities or forecasted transactions.

   Certain of the Company's derivative instruments contain credit-risk-contingent termination events, cross-default provisions and credit support annex agreements. Credit-risk-contingent termination events allow the counterparties to terminate the derivative on certain dates if ALIC's or Allstate Life Insurance Company of New York's ("ALNY") financial strength credit ratings by Moody's or S&P fall below a certain level or in the event ALIC or ALNY are no longer rated by either Moody's or S&P. Credit-risk-contingent cross-default provisions allow the counterparties to terminate the derivative instruments if the Company defaults by pre-determined threshold amounts on certain debt instruments. Credit-risk-contingent credit support annex agreements specify the amount of collateral the Company must post to counterparties based on ALIC's or ALNY's financial strength credit ratings by Moody's or S&P, or in the event ALIC or ALNY are no longer rated by either Moody's or S&P.

   The following summarizes the fair value of derivative instruments with termination, cross-default or collateral credit-risk-contingent features that are in a liability position as of December 31, as well as the fair value of assets and collateral that are netted against the liability in accordance with provisions within legally enforceable MNAs.

                                                                                            2014 2013
($ in millions)                                                                             ---- ----
Gross liability fair value of contracts containing credit-risk-contingent features          $11  $ 25
Gross asset fair value of contracts containing credit-risk-contingent features and subject
  to MNAs                                                                                    (2)   (9)
Collateral posted under MNAs for contracts containing credit-risk-contingent features        (7)  (14)
                                                                                            ---  ----
Maximum amount of additional exposure for contracts with credit-risk-contingent
  features if all features were triggered concurrently                                      $ 2  $  2
                                                                                            ===  ====

Credit derivatives - selling protection

   Free-standing credit default swaps ("CDS") are utilized for selling credit protection against a specified credit event. A credit default swap is a derivative instrument, representing an agreement between two parties to exchange the credit risk of a specified entity (or a group of entities), or an index based on the credit risk of a group of entities (all commonly referred to as the "reference entity" or a portfolio of "reference entities"), in return for a periodic premium. In selling protection, CDS are used to replicate fixed income securities and to complement the cash market when credit exposure to certain issuers is not available or when the derivative alternative is less expensive than the cash market alternative. CDS typically have a five-year term.

   The following table shows the CDS notional amounts by credit rating and fair value of protection sold.

                                                       Notional amount
                                               ------------------------------
                                                            BB and       Fair
                                               AA   A   BBB lower  Total value
 ($ in millions)                               --- ---- --- ------ ----- -----
 December 31, 2014
 Single name
    Corporate debt                             $-- $ -- $--  $--   $ --  $ --
 First-to-default Basket
    Municipal                                   --  100  --   --    100    (9)
 Index
    Corporate debt                              --   22  52    6     80     2
                                               --- ---- ---  ---   ----  ----
 Total                                         $-- $122 $52  $ 6   $180  $ (7)
                                               === ==== ===  ===   ====  ====

 December 31, 2013
 Single name
    Corporate debt                             $-- $  5 $--  $--   $  5  $ --
 First-to-default Basket
    Municipal                                   --  100  --   --    100   (15)
 Index
    Corporate debt                               1   20  55    4     80     2
                                               --- ---- ---  ---   ----  ----
 Total                                         $ 1 $125 $55  $ 4   $185  $(13)
                                               === ==== ===  ===   ====  ====

   In selling protection with CDS, the Company sells credit protection on an identified single name, a basket of names in a first-to-default ("FTD") structure or credit derivative index ("CDX") that is generally investment grade, and in return receives periodic premiums through expiration or termination of the agreement. With single name CDS, this premium or credit spread generally corresponds to the difference between the yield on the reference entity's public fixed maturity cash instruments and swap rates at the time the agreement is executed. With a FTD basket, because of the additional credit risk inherent in a basket of named reference entities, the premium generally corresponds to a high proportion of the sum of the credit spreads of the names in the basket and the correlation between the names. CDX is utilized to take a position on multiple (generally 125) reference entities. Credit events are typically defined as bankruptcy, failure to pay, or restructuring, depending on the nature of the reference entities. If a credit event occurs, the Company settles with the counterparty, either through physical settlement or cash settlement. In a physical settlement, a reference asset is delivered by the buyer of protection to the Company, in exchange for cash payment at par, whereas in a cash settlement, the Company pays the difference between par and the prescribed value of the reference asset. When a credit event occurs in a single name or FTD basket (for FTD, the first credit event occurring for any one name in the basket), the contract terminates at the time of settlement. For CDX, the reference entity's name incurring the credit event is removed from the index while the contract continues until expiration. The maximum payout on a CDS is the contract notional amount. A physical settlement may afford the Company with recovery rights as the new owner of the asset.

   The Company monitors risk associated with credit derivatives through individual name credit limits at both a credit derivative and a combined cash instrument/credit derivative level. The ratings of individual names for which protection has been sold are also monitored.

Off-balance sheet financial instruments

   The contractual amounts of off-balance sheet financial instruments as of December 31 are as follows:

                                                              2014   2013
     ($ in millions)                                         ------ ------
     Commitments to invest in limited partnership interests  $1,223 $1,366
     Commitments to extend mortgage loans                        44      1
     Private placement commitments                               25      5
     Other loan commitments                                      46     26

   In the preceding table, the contractual amounts represent the amount at risk if the contract is fully drawn upon, the counterparty defaults and the value of any underlying security becomes worthless. Unless noted otherwise, the Company does not require collateral or other security to support off-balance sheet financial instruments with credit risk.

   Commitments to invest in limited partnership interests represent agreements to acquire new or additional participation in certain limited partnership investments. The Company enters into these agreements in the normal course of business. Because the investments in limited partnerships are not actively traded, it is not practical to estimate the fair value of these commitments.

   Commitments to extend mortgage loans are agreements to lend to a borrower provided there is no violation of any condition established in the contract. The Company enters into these agreements to commit to future loan fundings at a predetermined interest rate. Commitments generally have fixed expiration dates or other termination clauses. The fair value of commitments to extend mortgage loans, which are secured by the underlying properties, is $1 million as of December 31, 2014, and is valued based on estimates of fees charged by other institutions to make similar commitments to similar borrowers.

   Private placement commitments represent conditional commitments to purchase private placement debt and equity securities at a specified future date. The Company enters into these agreements in the normal course of business. The fair value of these commitments generally cannot be estimated on the date the commitment is made as the terms and conditions of the underlying private placement securities are not yet final.

   Other loan commitments are agreements to lend to a borrower provided there is no violation of any condition established in the contract. The Company enters into these agreements to commit to future loan fundings at predetermined interest rates. Commitments generally have varying expiration dates or other termination clauses. The fair value of these commitments is insignificant.

9. Reserve for Life-Contingent Contract Benefits and Contractholder Funds

   As of December 31, the reserve for life-contingent contract benefits consists of the following:

                                                                  2014    2013
($ in millions)                                                  ------- -------
Immediate fixed annuities:
   Structured settlement annuities                               $ 6,682 $ 6,645
   Other immediate fixed annuities                                 2,246   2,279
Traditional life insurance                                         2,303   2,329
Accident and health insurance                                        238     236
Other                                                                 97     100
                                                                 ------- -------
       Total reserve for life-contingent contract benefits       $11,566 $11,589
                                                                 ======= =======

   The following table highlights the key assumptions generally used in calculating the reserve for life-contingent contract benefits.

Product                                              Mortality                      Interest rate          Estimation method
-------                                -------------------------------------- ------------------------- ------------------------

Structured settlement annuities        U.S. population with projected         Interest rate assumptions Present value of
                                       calendar year improvements; mortality  range from 2.7% to 9.0%   contractually specified
                                       rates adjusted for each impaired life                            future benefits
                                       based on reduction in life expectancy

Other immediate fixed annuities        1983 group annuity mortality table     Interest rate assumptions Present value of
                                       with internal modifications; 1983      range from 0% to 11.5%    expected future benefits
                                       individual annuity mortality table;                              based on historical
                                       Annuity 2000 mortality table with                                experience
                                       internal modifications; Annuity 2000
                                       mortality table; 1983 individual
                                       annuity mortality table with internal
                                       modifications

Traditional life insurance             Actual company experience plus loading Interest rate assumptions Net level premium range from 2.5% to 11.3%  reserve method using the
                                                                                                        Company's withdrawal
                                                                                                        experience rates;
                                                                                                        includes reserves for
                                                                                                        unpaid claims

Accident and health insurance          Actual company experience plus loading Interest rate assumptions Unearned premium;
                                                                              range from 3.0% to 6.0%   additional contract
                                                                                                        reserves for mortality
                                                                                                        risk and unpaid claims

                                                                                                        Projected benefit ratio
                                       Annuity 2012 mortality table with      Interest rate assumptions applied to cumulative
Other:                                 internal modifications                 range from 2.6% to 5.8%   assessments
   Variable annuity guaranteed
     minimum death benefits /(1)/

--------
/(1)/In 2006, the Company disposed of substantially all of its variable annuity business through reinsurance agreements with The Prudential Insurance Company of America, a subsidiary of Prudential Financial, Inc. (collectively "Prudential").

   To the extent that unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized, a premium deficiency reserve is recorded for certain immediate annuities with life contingencies. A liability of $28 million is included in the reserve for life-contingent contract benefits with respect to this deficiency as of December 31, 2014. The offset to this liability is recorded as a reduction of the unrealized net capital gains included in accumulated other comprehensive income. The liability was zero as of December 31, 2013.

   As of December 31, contractholder funds consist of the following:

                                                          2014    2013
       ($ in millions)                                   ------- -------
       Interest-sensitive life insurance                 $ 7,193 $ 7,104
       Investment contracts:
          Fixed annuities                                 14,284  16,172
          Funding agreements backing medium-term notes        85      89
          Other investment contracts                         254     239
                                                         ------- -------
              Total contractholder funds                 $21,816 $23,604
                                                         ======= =======

   The following table highlights the key contract provisions relating to contractholder funds.

Product                                            Interest rate                     Withdrawal/surrender charges
-------                                -------------------------------------  ------------------------------------------

Interest-sensitive life insurance      Interest rates credited range from 0%  Either a percentage of account balance
                                       to 9.0% for equity-indexed life        or dollar amount grading off generally
                                       (whose returns are indexed to the S&P  over 20 years
                                       500) and 1.0% to 6.0% for all other
                                       products

Fixed annuities                        Interest rates credited range from 0%  Either a declining or a level percentage
                                       to 9.8% for immediate annuities;       charge generally over ten years or less.
                                       (8.0)% to 13.5% for equity-indexed     Additionally, approximately 21.5% of
                                       annuities (whose returns are indexed   fixed annuities are subject to market
                                       to the S&P 500); and 0.1% to 6.0% for  value adjustment for discretionary
                                       all other products                     withdrawals

Funding agreements backing             Interest rate credited is 2.49%        Not applicable
  medium-term notes

Other investment contracts:            Interest rates used in establishing    Withdrawal and surrender charges are
   Guaranteed minimum income,          reserves range from 1.7% to 10.3%      based on the terms of the related
     accumulation and withdrawal                                              interest-sensitive life insurance or fixed
     benefits on variable /(1)/ and                                           annuity contract
     fixed annuities and secondary
     guarantees on interest-sensitive
     life insurance and fixed
     annuities

--------
/(1)/In 2006, the Company disposed of substantially all of its variable annuity business through reinsurance agreements with Prudential.

   Contractholder funds include funding agreements held by VIEs issuing medium-term notes. The VIEs are Allstate Life Funding, LLC and Allstate Life Global Funding, and their primary assets are funding agreements used exclusively to back medium-term note programs.

   Contractholder funds activity for the years ended December 31 is as follows:

                                                                 2014      2013      2012
($ in millions)                                                --------  --------  -------
Balance, beginning of year                                     $ 23,604  $ 38,634  $41,669
Classified as held for sale, beginning balance                   10,945        --       --
                                                               --------  --------  -------
Total, including those classified as held for sale               34,549    38,634   41,669

Deposits                                                          1,227     2,338    2,180
Interest credited                                                   892     1,268    1,296
Benefits                                                         (1,178)   (1,521)  (1,454)
Surrenders and partial withdrawals                               (2,253)   (3,279)  (3,969)
Maturities of and interest payments on institutional products        (2)   (1,799)    (138)
Contract charges                                                   (798)   (1,032)    (995)
Net transfers from separate accounts                                  7        12       11
Other adjustments                                                    34       (72)      34
Sold in LBL disposition                                         (10,662)       --       --
Classified as held for sale, ending balance                          --   (10,945)      --
                                                               --------  --------  -------
Balance, end of year                                           $ 21,816  $ 23,604  $38,634
                                                               ========  ========  =======

   The Company offered various guarantees to variable annuity contractholders. Liabilities for variable contract guarantees related to death benefits are included in the reserve for life-contingent contract benefits and the liabilities related to the income, withdrawal and accumulation benefits are included in contractholder funds. All liabilities for variable contract guarantees are reported on a gross basis on the balance sheet with a corresponding reinsurance recoverable asset for those contracts subject to reinsurance. In 2006, the Company disposed of substantially all of its variable annuity business through reinsurance agreements with Prudential.

   Absent any contract provision wherein the Company guarantees either a minimum return or account value upon death, a specified contract anniversary date, partial withdrawal or annuitization, variable annuity and variable life insurance contractholders bear the investment risk that the separate accounts' funds may not meet their stated investment objectives. The account balances of variable annuities contracts' separate accounts with guarantees included $3.82 billion and $5.20 billion of equity, fixed income and balanced mutual funds and $467 million and $748 million of money market mutual funds as of December 31, 2014 and 2013, respectively.

   The table below presents information regarding the Company's variable annuity contracts with guarantees. The Company's variable annuity contracts may offer more than one type of guarantee in each contract; therefore, the sum of amounts listed exceeds the total account balances of variable annuity contracts' separate accounts with guarantees.

                                                                              December 31,
                                                                           -------------------
                                                                             2014      2013
($ in millions)                                                            --------- ---------
In the event of death
   Separate account value                                                  $   4,288 $   5,951
   Net amount at risk /(1)/                                                $     581 $     636
   Average attained age of contractholders                                  69 years  68 years

At annuitization (includes income benefit guarantees)
   Separate account value                                                  $   1,142 $   1,463
   Net amount at risk /(2)/                                                $     238 $     252
   Weighted average waiting period until annuitization options available        None      None

For cumulative periodic withdrawals
   Separate account value                                                  $     382 $     488
   Net amount at risk /(3)/                                                $       8 $       9

Accumulation at specified dates
   Separate account value                                                  $     480 $     732
   Net amount at risk /(4)/                                                $      24 $      27
   Weighted average waiting period until guarantee date                      4 years   5 years

--------
/(1)/Defined as the estimated current guaranteed minimum death benefit in excess of the current account balance as of the balance sheet date. /(2)/Defined as the estimated present value of the guaranteed minimum annuity payments in excess of the current account balance.
/(3)/Defined as the estimated current guaranteed minimum withdrawal balance
     (initial deposit) in excess of the current account balance as of the balance sheet date.
/(4)/Defined as the estimated present value of the guaranteed minimum accumulation balance in excess of the current account balance.

   The liability for death and income benefit guarantees is equal to a benefit ratio multiplied by the cumulative contract charges earned, plus accrued interest less contract excess guarantee benefit payments. The benefit ratio is calculated as the estimated present value of all expected contract excess guarantee benefits divided by the present value of all expected contract charges. The establishment of reserves for these guarantees requires the projection of future fund values, mortality, persistency and customer benefit utilization rates. These assumptions are periodically reviewed and updated. For guarantees related to death benefits, benefits represent the projected excess guaranteed minimum death benefit payments. For guarantees related to income benefits, benefits represent the present value of the minimum guaranteed annuitization benefits in excess of the projected account balance at the time of annuitization.

   Projected benefits and contract charges used in determining the liability for certain guarantees are developed using models and stochastic scenarios that are also used in the development of estimated expected gross profits. Underlying assumptions for the liability related to income benefits include assumed future annuitization elections based on factors such as the extent of benefit to the potential annuitant, eligibility conditions and the annuitant's attained age. The liability for guarantees is re-evaluated periodically, and adjustments are made to the liability balance through a charge or credit to contract benefits.

   Guarantees related to the majority of withdrawal and accumulation benefits are considered to be derivative financial instruments; therefore, the liability for these benefits is established based on its fair value.

   The following table summarizes the liabilities for guarantees.

                                          Liability for      Liability for   Liability for
                                      guarantees related to   guarantees   guarantees related
                                       death benefits and     related to    to accumulation
                                     interest-sensitive life    income       and withdrawal
($ in millions)                             products           benefits         benefits      Total
---------------                      ----------------------- ------------- ------------------ -----
Balance, December 31, 2013 /(1)/              $ 377              $113             $ 65        $ 555
   Less reinsurance recoverables                100                99               56          255
                                              -----              ----             ----        -----
Net balance as of December 31, 2013             277                14                9          300
Incurred guarantee benefits                      34                --                9           43
Paid guarantee benefits                          --                --               --           --
Sold in LBL disposition                        (214)              (10)              (3)        (227)
                                              -----              ----             ----        -----
   Net change                                  (180)              (10)               6         (184)
Net balance as of December 31, 2014              97                 4               15          116
   Plus reinsurance recoverables                 98                91               45          234
                                              -----              ----             ----        -----
Balance, December 31, 2014 /(2)/              $ 195              $ 95             $ 60        $ 350
                                              =====              ====             ====        =====
Balance, December 31, 2012 /(3)/              $ 309              $235             $129        $ 673
   Less reinsurance recoverables                113               220              125          458
                                              -----              ----             ----        -----
Net balance as of December 31, 2012             196                15                4          215
Incurred guarantee benefits                      83                (1)               5           87
Paid guarantee benefits                          (2)               --               --           (2)
                                              -----              ----             ----        -----
   Net change                                    81                (1)               5           85
Net balance as of December 31, 2013             277                14                9          300
   Plus reinsurance recoverables                100                99               56          255
                                              -----              ----             ----        -----
Balance, December 31, 2013 /(1)/              $ 377              $113             $ 65        $ 555
                                              =====              ====             ====        =====

--------
/(1)/Included in the total liability balance as of December 31, 2013 are reserves for variable annuity death benefits of $98 million, variable annuity income benefits of $99 million, variable annuity accumulation benefits of $43 million, variable annuity withdrawal benefits of $13 million and other guarantees of $302 million.
/(2)/Included in the total liability balance as of December 31, 2014 are reserves for variable annuity death benefits of $96 million, variable annuity income benefits of $92 million, variable annuity accumulation benefits of $32 million, variable annuity withdrawal benefits of $13 million and other guarantees of $117 million.
/(3)/Included in the total liability balance as of December 31, 2012 are reserves for variable annuity death benefits of $112 million, variable annuity income benefits of $221 million, variable annuity accumulation benefits of $86 million, variable annuity withdrawal benefits of $39 million and other guarantees of $215 million.

10. Reinsurance

   The Company reinsures certain of its risks to other insurers primarily under yearly renewable term, coinsurance and modified coinsurance agreements. These agreements result in a passing of the agreed-upon percentage of risk to the reinsurer in exchange for negotiated reinsurance premium payments. Modified coinsurance is similar to coinsurance, except that the cash and investments that support the liability for contract benefits are not transferred to the assuming company and settlements are made on a net basis between the companies.

   For certain term life insurance policies issued prior to October 2009, the Company ceded up to 90% of the mortality risk depending on the year of policy issuance under coinsurance agreements to a pool of fourteen unaffiliated reinsurers. Effective October 2009, mortality risk on term business is ceded under yearly renewable term agreements under which the Company cedes mortality in excess of its retention, which is consistent with how the Company generally reinsures its permanent life insurance business.

   The following table summarizes those retention limits by period of policy issuance.

Period                                                               Retention limits
------                            ---------------------------------------------------------------------------------------
April 2011 through current        Single life: $5 million per life, $3 million age 70 and over, and $10 million for contracts that meet specific criteria Joint life: $8 million per life, and $10 million for contracts that meet specific criteria

July 2007 through March 2011      $5 million per life, $3 million age 70 and over, and $10 million for contracts that meet specific criteria

September 1998 through June 2007  $2 million per life, in 2006 the limit was increased to $5 million for instances when specific criteria were met

August 1998 and prior             Up to $1 million per life

   In addition, the Company has used reinsurance to effect the disposition of certain blocks of business. The Company had reinsurance recoverables of $1.46 billion and $1.51 billion as of December 31, 2014 and 2013, respectively, due from Prudential related to the disposal of substantially all of its variable annuity business that was effected through reinsurance agreements. In 2014, premiums and contract charges of $109 million, contract benefits of $36 million, interest credited to contractholder funds of $21 million, and operating costs and expenses of $20 million were ceded to Prudential. In 2013, premiums and contract charges of $120 million, contract benefits of $139 million, interest credited to contractholder funds of $22 million, and operating costs and expenses of $23 million were ceded to Prudential. In 2012, premiums and contract charges of $128 million, contract benefits of $91 million, interest credited to contractholder funds of $23 million, and operating costs and expenses of $25 million were ceded to Prudential. In addition, as of December 31, 2014 and 2013 the Company had reinsurance recoverables of $157 million and $156 million, respectively, due from subsidiaries of Citigroup (Triton Insurance and American Health and Life Insurance) and Scottish Re (U.S.) Inc. in connection with the disposition of substantially all of the direct response distribution business in 2003.

   As of December 31, 2014, the gross life insurance in force was $424.34 billion of which $97.57 billion was ceded to the unaffiliated reinsurers.

   The effects of reinsurance on premiums and contract charges for the years ended December 31 are as follows:

                                                                2014    2013    2012
($ in millions)                                                ------  ------  ------
Direct                                                         $1,084  $2,093  $2,121
Assumed
   Affiliate                                                      130     124     115
   Non-affiliate                                                  614      68      40
Ceded-non-affiliate                                              (392)   (618)   (654)
                                                               ------  ------  ------
       Premiums and contract charges, net of reinsurance       $1,436  $1,667  $1,622
                                                               ======  ======  ======

   The effects of reinsurance on contract benefits for the years ended December 31 are as follows:

                                                       2014    2013    2012
   ($ in millions)                                    ------  ------  ------
   Direct                                             $1,295  $1,805  $2,051
   Assumed
      Affiliate                                           88      82      80
      Non-affiliate                                      398      50      34
   Ceded-non-affiliate                                  (329)   (331)   (644)
                                                      ------  ------  ------
          Contract benefits, net of reinsurance       $1,452  $1,606  $1,521
                                                      ======  ======  ======

   The effects of reinsurance on interest credited to contractholder funds for the years ended December 31 are as follows:

($ in millions)                                                            2014   2013    2012
---------------                                                            ----  ------  ------
Direct                                                                     $827  $1,240  $1,288
Assumed
   Affiliate                                                                  9       9      10
   Non-affiliate                                                             82      29      19
Ceded-non-affiliate                                                         (27)    (27)    (28)
                                                                           ----  ------  ------
       Interest credited to contractholder funds, net of reinsurance       $891  $1,251  $1,289
                                                                           ====  ======  ======

   Reinsurance recoverables on paid and unpaid benefits as of December 31 are summarized in the following table.

                                               2014   2013
                    ($ in millions)           ------ ------
                    Annuities                 $1,594 $1,648
                    Life insurance               910  1,025
                    Long-term care insurance      80     78
                    Other                          2      3
                                              ------ ------
                       Total                  $2,586 $2,754
                                              ====== ======

   As of December 31, 2014 and 2013, approximately 92% and 92%, respectively, of the Company's reinsurance recoverables are due from companies rated A- or better by S&P.

11. Deferred Policy Acquisition and Sales Inducement Costs

   Deferred policy acquisition costs for the years ended December 31 are as follows:

                                                       2014    2013    2012
  ($ in millions)                                     ------  ------  ------
  Balance, beginning of year                          $1,331  $1,834  $2,165
  Classified as held for sale, beginning balance         743      --      --
                                                      ------  ------  ------
  Total, including those classified as held for sale   2,074   1,834   2,165
  Acquisition costs deferred                             163     254     262
  Amortization charged to income                        (162)   (240)   (324)
  Effect of unrealized gains and losses                  (97)    226    (269)
  Sold in LBL disposition                               (707)   (743)     --
                                                      ------  ------  ------
  Balance, end of year                                $1,271  $1,331  $1,834
                                                      ======  ======  ======

   DSI activity, which primarily relates to fixed annuities and interest-sensitive life contracts, for the years ended December 31 was as follows:

                                                         2014  2013  2012
     ($ in millions)                                     ----  ----  ----
     Balance, beginning of year                          $ 42  $ 41  $ 41
     Classified as held for sale, beginning balance        28    --    --
                                                         ----  ----  ----
     Total, including those classified as held for sale    70    41    41
     Sales inducements deferred                             4    24    22
     Amortization charged to income                        (4)   (7)  (14)
     Effect of unrealized gains and losses                 (3)   12    (8)
     Sold in LBL disposition                              (23)   --    --
     Classified as held for sale, ending balance           --   (28)   --
                                                         ----  ----  ----
     Balance, end of year                                $ 44  $ 42  $ 41
                                                         ====  ====  ====

12. Guarantees and Contingent Liabilities

Guaranty funds

   Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. Amounts assessed to each company are typically related to its proportion of business written in each state. The Company's policy is to accrue assessments when the entity for which the insolvency relates has met its state of domicile's statutory definition of insolvency and the amount of the loss is reasonably estimable. In most states, the definition is met with a declaration of financial insolvency by a court of competent jurisdiction. In certain states there must also be a final order of liquidation. As of December 31, 2014 and 2013, the liability balance included in other liabilities and accrued expenses was $10 million and $27 million, respectively. The related premium tax offsets included in other assets were $15 million and $31 million as of December 31, 2014 and 2013, respectively.

Guarantees

   The Company owns certain investments that obligate the Company to exchange credit risk or to forfeit principal due, depending on the nature or occurrence of specified credit events for the reference entities. In the event all such specified credit events were to occur, the Company's maximum amount at risk on these investments, as measured by the amount of the aggregate initial investment, was $4 million as of December 31, 2014. The obligations associated with these investments expire at various dates on or before March 11, 2018.

   Related to the sale of LBL on April 1, 2014, the Company has agreed to indemnify Resolution Life Holdings, Inc. related to representations, warranties and covenants of the Company, as well as for certain liabilities specifically excluded from the transaction, subject to certain contractual limitations as to the Company's maximum obligation. Indemnifications related to representations and warranties made by the Company will expire by March 31, 2015, except for those pertaining to certain tax items. Management does not believe these indemnification provisions will have a material effect on results of operations, cash flows or financial position of the Company.

   Related to the disposal through reinsurance of substantially all of the Company's variable annuity business to Prudential in 2006, the Company and the Corporation have agreed to indemnify Prudential for certain pre-closing contingent liabilities (including extra-contractual liabilities of the Company and liabilities specifically excluded from the transaction) that the Company has agreed to retain. In addition, the Company and the Corporation will each indemnify Prudential for certain post-closing liabilities that may arise from the acts of the Company and its agents, including certain liabilities arising from the Company's provision of transition services. The reinsurance agreements contain no limitations or indemnifications with regard to insurance risk transfer, and transferred all of the future risks and responsibilities for performance on the underlying variable annuity contracts to Prudential, including those related to benefit guarantees. Management does not believe this agreement will have a material effect on results of operations, cash flows or financial position of the Company.

   In the normal course of business, the Company provides standard indemnifications to contractual counterparties in connection with numerous transactions, including acquisitions and divestitures. The types of indemnifications typically provided include indemnifications for breaches of representations and warranties, taxes and certain other liabilities, such as third party lawsuits. The indemnification clauses are often standard contractual terms and are entered into in the normal course of business based on an assessment that the risk of loss would be remote. The terms of the indemnifications vary in duration and nature. In many cases, the maximum obligation is not explicitly stated and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. Consequently, the maximum amount of the obligation under such indemnifications is not determinable. Historically, the Company has not made any material payments pursuant to these obligations.

   The aggregate liability balance related to all guarantees was not material as of December 31, 2014.

Regulation and Compliance

   The Company is subject to extensive laws, regulations and regulatory actions. From time to time, regulatory authorities or legislative bodies seek to impose additional regulations regarding agent and broker compensation, regulate the nature of and amount of investments, impose fines and penalties for unintended errors or mistakes, and otherwise expand overall regulation of insurance products and the insurance industry. In addition, the Company is subject to laws and regulations administered and enforced by federal agencies and other organizations, including but not limited to the Securities and Exchange Commission, the Financial Industry Regulation Authority, and the U.S. Department of Justice. The Company has established procedures and policies to facilitate compliance with laws and regulations, to foster prudent business operations, and to support financial reporting. The Company routinely reviews its practices to validate compliance with laws and regulations and with internal procedures and policies. As a result of these reviews, from time to time the Company may decide to modify some of its procedures and policies. Such modifications, and the reviews that led to them, may be accompanied by payments being made and costs being incurred. The ultimate changes and eventual effects of these actions on the Company's business, if any, are uncertain.

   The Company is currently being examined by certain states for compliance with unclaimed property laws. It is possible that this examination may result in additional payments of abandoned funds to states and to changes in the Company's practices and procedures for the identification of escheatable funds, which could impact benefit payments and reserves, among other consequences; however, it is not likely to have a material effect on the consolidated financial statements of the Company.

13. Income Taxes

   ALIC and its subsidiaries (the "Allstate Life Group") join with the Corporation (the "Allstate Group") in the filing of a consolidated federal income tax return and are party to a federal income tax allocation agreement (the "Allstate Tax Sharing Agreement"). Under the Allstate Tax Sharing Agreement, the Allstate Life Group pays to or receives from the Corporation the amount, if any, by which the Allstate Group's federal income tax liability is affected by virtue of inclusion of the Allstate Life Group in the consolidated federal income tax return. Effectively, this results in the Allstate Life Group's annual income tax provision being computed, with adjustments, as if the Allstate Life Group filed a separate return.

   The Internal Revenue Service ("IRS") is currently examining the Allstate Group's 2011 and 2012 federal income tax returns. The IRS has completed its examination of the Allstate Group's 2009 and 2010 federal income tax returns and a final settlement related to the examination was approved by the IRS Appeals Division on September 19, 2014. The Allstate Group's tax years prior to 2009 have been examined by the IRS and the statute of limitations has expired on those years. Any adjustments that may result from IRS examinations of the Allstate Group's tax returns are not expected to have a material effect on the results of operations, cash flows or financial position of the Company.

   The Company had no liability for unrecognized tax benefits as of December 31, 2014, 2013 or 2012, and believes it is reasonably possible that the liability balance will not significantly increase within the next twelve months. No amounts have been accrued for interest or penalties.

   The components of the deferred income tax assets and liabilities as of December 31 are as follows:

                                                                             2014     2013
($ in millions)                                                            -------  -------
Deferred assets
Difference in tax bases of investments                                     $    31  $    44
Deferred reinsurance gain                                                       20       23
Sale of subsidiary                                                              --      173
Other assets                                                                    15        6
                                                                           -------  -------
   Total deferred assets                                                        66      246
Deferred liabilities
Unrealized net capital gains                                                  (747)    (501)
DAC                                                                           (396)    (470)
Life and annuity reserves                                                     (255)    (273)
Other liabilities                                                              (75)     (94)
                                                                           -------  -------
   Total deferred liabilities                                               (1,473)  (1,338)
       Net deferred liability before classification as held for sale        (1,407)  (1,092)
       Deferred taxes classified as held for sale                               --     (151)
                                                                           -------  -------
       Net deferred liability                                              $(1,407) $  (941)
                                                                           =======  =======

   Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized based on the Company's assessment that the deductions ultimately recognized for tax purposes will be fully utilized.

   The components of income tax expense for the years ended December 31 are as follows:

                                             2014 2013  2012
                   ($ in millions)           ---- ----  ----
                   Current                   $101 $ 71  $(82)
                   Deferred                   132  (52)  261
                                             ---- ----  ----
                   Total income tax expense  $233 $ 19  $179
                                             ==== ====  ====

   The Company paid income taxes of $80 million in 2014 and received refunds of $11 million and $58 million in 2013 and 2012, respectively. The Company had current income tax receivable of $7 million as of December 31, 2014 and current income tax payable of $5 million as of December 31, 2013.

   A reconciliation of the statutory federal income tax rate to the effective income tax rate on income from operations for the years ended December 31 is as follows:

                                                         2014    2013   2012
                                                         ----  ------   ----
  Statutory federal income tax rate - (benefit) expense  35.0%  (35.0)% 35.0%
  Tax credits                                            (1.9) (181.8)  (3.8)
  Dividends received deduction                           (0.9)  (46.1)  (1.4)
  Adjustments to prior year tax liabilities              (0.2)  (14.1)  (0.3)
  Sale of subsidiary                                     (1.8)  351.3     --
  State income taxes                                      0.1    15.3     --
  Non-deductible expenses                                 0.2     6.8    0.1
  Other                                                   0.2     0.1     --
                                                         ----  ------   ----
     Effective income tax rate - expense                 30.7%   96.5%  29.6%
                                                         ====  ======   ====

14. Capital Structure

Debt outstanding

   All of the Company's outstanding debt as of December 31, 2014 and 2013 relates to intercompany obligations. These obligations reflect notes due to related parties and are discussed in Note 5. The Company paid $16 million, $27 million and $48 million of interest on debt in 2014, 2013 and 2012, respectively.

15. Statutory Financial Information and Dividend Limitations

   ALIC and its insurance subsidiaries prepare their statutory-basis financial statements in conformity with accounting practices prescribed or permitted by the insurance department of the applicable state of domicile. Prescribed statutory accounting practices include a variety of publications of the NAIC, as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

   All states require domiciled insurance companies to prepare statutory-basis financial statements in conformity with the NAIC Accounting Practices and Procedures Manual, subject to any deviations prescribed or permitted by the applicable insurance commissioner and/or director. Statutory accounting practices differ from GAAP primarily since they require charging policy acquisition and certain sales inducement costs to expense as incurred, establishing life insurance reserves based on different actuarial assumptions, and valuing certain investments and establishing deferred taxes on a different basis.

   Statutory net income of ALIC and its insurance subsidiaries was $1.01 billion, $447 million and $382 million in 2014, 2013 and 2012, respectively. Statutory capital and surplus was $2.71 billion and $2.88 billion as of December 31, 2014 and 2013, respectively.

Dividend Limitations

   The ability of ALIC to pay dividends is dependent on business conditions, income, cash requirements and other relevant factors. The payment of shareholder dividends by ALIC to AIC without the prior approval of the Illinois Department of Insurance ("IL DOI") is limited to formula amounts based on net income and capital and surplus, determined in conformity with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months. The Company did not pay dividends in 2014. Based on the formula and absent the limitation discussed as follows, the maximum amount of dividends ALIC would be able to pay without prior IL DOI approval at a given point in time during 2015 is $819 million. However, any dividend must be paid out of unassigned surplus excluding unrealized appreciation from investments, which for ALIC totaled $122 million as of December 31, 2014.

   Under state insurance laws, insurance companies are required to maintain paid up capital of not less than the minimum capital requirement applicable to the types of insurance they are authorized to write. Insurance companies are also subject to risk-based capital ("RBC") requirements adopted by state insurance regulators. A company's "authorized control level RBC" is calculated using various factors applied to certain financial balances and activity. Companies that do not maintain statutory capital and surplus at a level in excess of the company action level RBC, which is two times authorized control level RBC, are required to take specified actions. Company action level RBC is significantly in excess of the minimum capital requirements. Total statutory capital and surplus and authorized control level RBC of ALIC were $2.71 billion and $499 million, respectively, as of December 31, 2014. ALIC's insurance subsidiaries are included as a component of ALIC's total statutory capital and surplus.

Intercompany transactions

   Notification and approval of intercompany lending activities is also required by the IL DOI when ALIC does not have unassigned surplus and for transactions that exceed a level that is based on a formula using statutory admitted assets and statutory surplus.

16. Benefit Plans

Pension and other postretirement plans

   Defined benefit pension plans, sponsored by the Corporation, cover most full-time employees, certain part-time employees and employee-agents. Benefits under the pension plans are based upon the employee's length of service and eligible annual compensation. The cost allocated to the Company for the pension plans was $7 million, $51 million and $36 million in 2014, 2013 and 2012, respectively.

   The Corporation has reserved the right to modify or terminate its benefit plans at any time and for any reason.

Allstate 401(k) Savings Plan

   Employees of AIC are eligible to become members of the Allstate
401(k) Savings Plan ("Allstate Plan"). The Corporation's contributions are based on the Corporation's matching obligation and certain performance measures. The cost allocated to the Company for the Allstate Plan was $7 million, $6 million and $6 million in 2014, 2013 and 2012, respectively.

17. Other Comprehensive Income

   The components of other comprehensive (loss) income on a pre-tax and after-tax basis for the years ended December 31 are as follows:

                                                                    2014                 2013                  2012
                                                             ------------------  --------------------  --------------------
                                                             Pre-         After-   Pre-         After-  Pre-          After-
                                                             tax    Tax    tax     tax     Tax   tax    tax     Tax    tax
($ in millions)                                              ----  -----  ------ -------  ----  ------ ------  -----  ------
Unrealized net holding gains and losses arising during the
  period, net of related offsets                             $805  $(282)  $523  $(1,047) $367  $(680) $1,180  $(414)  $766

Less: reclassification adjustment of realized capital gains
  and losses                                                  104    (36)    68       42   (15)    27     (84)    29    (55)
                                                             ----  -----   ----  -------  ----  -----  ------  -----   ----
Unrealized net capital gains and losses                       701   (246)   455   (1,089)  382   (707)  1,264   (443)   821
Unrealized foreign currency translation adjustments            (6)     2     (4)       3    (1)     2      --     --     --
                                                             ----  -----   ----  -------  ----  -----  ------  -----   ----
Other comprehensive income (loss)                            $695  $(244)  $451  $(1,086) $381  $(705) $1,264  $(443)  $821
                                                             ====  =====   ====  =======  ====  =====  ======  =====   ====

18. Quarterly Results (unaudited)

                        First Quarter Second Quarter Third Quarter Fourth Quarter
                        ------------- -------------- -----------   --------------
                         2014   2013  2014    2013   2014   2013   2014    2013
     ($ in millions)    ------ ------ ----   ------  ----  ------  ----   ------
     Revenues           $1,049 $1,049 $851   $1,087  $823  $1,016  $937   $1,076
     Net income (loss)     127    109  132      150    84    (394)  183       97

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                      SCHEDULE I - SUMMARY OF INVESTMENTS
                   OTHER THAN INVESTMENTS IN RELATED PARTIES
                               DECEMBER 31, 2014

                                                                                               Amount at
                                                                             Cost/            which shown
                                                                           amortized  Fair      in the
                                                                             cost     value  Balance Sheet
($ in millions)                                                            --------- ------- -------------
Type of investment
Fixed maturities:
   Bonds:
       United States government, government agencies and authorities        $   668  $   770    $   770
       States, municipalities and political subdivisions                      3,156    3,662      3,662
       Foreign governments                                                      654      735        735
       Public utilities                                                       3,736    4,235      4,235
       Convertibles and bonds with warrants attached                            178      156        156
       All other corporate bonds                                             15,551   16,594     16,594
   Asset-backed securities                                                      773      765        765
   Residential mortgage-backed securities                                       554      605        605
   Commercial mortgage-backed securities                                        538      579        579
   Redeemable preferred stocks                                                   14       16         16
                                                                            -------  -------    -------
       Total fixed maturities                                                25,822  $28,117     28,117
                                                                                     =======
Equity securities:
   Common stocks:
       Public utilities                                                          24  $    24         24
       Banks, trusts and insurance companies                                    177      177        177
       Industrial, miscellaneous and all other                                  701      743        743
   Nonredeemable preferred stocks                                                25       26         26
                                                                            -------  -------    -------
       Total equity securities                                                  927  $   970        970
                                                                                     =======
Mortgage loans on real estate                                                 3,686  $ 3,922      3,686
                                                                                     =======
Real estate (includes $5 acquired in satisfaction of debt)                       32                  32
Policy loans                                                                    616                 616
Derivative instruments                                                           87  $    90         90
                                                                            -------  =======    -------
Limited partnership interests                                                 2,024               2,024
Other long-term investments                                                   1,074               1,074
Short-term investments                                                          857  $   857        857
                                                                            -------  =======    -------
       Total investments                                                    $35,125             $37,466
                                                                            =======             =======

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                           SCHEDULE IV - REINSURANCE

                                                                                  Percentage
                                                 Ceded to      Assumed            of amount
                                      Gross       other       from other   Net     assumed
                                      amount  companies /(1)/ companies   amount    to net
($ in millions)                      -------- --------------  ---------- -------- ----------
Year ended December 31, 2014
Life insurance in force              $119,024    $ 97,574      $305,313  $326,763    93.4%
                                     ========    ========      ========  ========
Premiums and contract charges:
   Life insurance                    $  1,022    $    353      $    674  $  1,343    50.2%
   Accident and health insurance           62          39            70        93    75.3%
                                     --------    --------      --------  --------
Total premiums and contract charges  $  1,084    $    392      $    744  $  1,436    51.8%
                                     ========    ========      ========  ========
Year ended December 31, 2013
Life insurance in force              $512,105    $195,414      $ 28,060  $344,751     8.1%
                                     ========    ========      ========  ========
Premiums and contract charges:
   Life insurance                    $  1,969    $    532      $    125  $  1,562     8.0%
   Accident and health insurance          124          86            67       105    63.8%
                                     --------    --------      --------  --------
Total premiums and contract charges  $  2,093    $    618      $    192  $  1,667    11.5%
                                     ========    ========      ========  ========
Year ended December 31, 2012
Life insurance in force              $505,436    $208,967      $ 28,211  $324,680     8.7%
                                     ========    ========      ========  ========
Premiums and contract charges:
   Life insurance                    $  1,978    $    550      $     95  $  1,523     6.2%
   Accident and health insurance          143         104            60        99    60.6%
                                     --------    --------      --------  --------
Total premiums and contract charges  $  2,121    $    654      $    155  $  1,622     9.6%
                                     ========    ========      ========  ========

--------
/(1)/No reinsurance or coinsurance income was netted against premium ceded in 2014, 2013 or 2012.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
           SCHEDULE V - VALUATION ALLOWANCES AND QUALIFYING ACCOUNTS

                                                                Additions
($ in millions)                                             ------------------
                                                   Balance  Charged                       Balance
                                                    as of   to costs                       as of
                                                  beginning   and      Other              end of
Description                                       of period expenses additions Deductions period
-----------                                       --------- -------- --------- ---------- -------
Year ended December 31, 2014
Allowance for estimated losses on mortgage loans     $21      $ (5)     $--       $ 8       $ 8
Year ended December 31, 2013
Allowance for estimated losses on mortgage loans     $42      $(11)     $--       $10       $21
Year ended December 31, 2012
Allowance for estimated losses on mortgage loans     $63      $ (5)     $--       $16       $42

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contractholders of
Charter National Variable Annuity Account and Board of Directors of
Charter National Life Insurance Company:

We have audited the accompanying statements of net assets of each of the individual sub-accounts disclosed in Note 1 which comprise the Charter National Variable Annuity Account (the "Account") as of December 31, 2014, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights in Note 6 for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Account is not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2014, by correspondence with the Account's fund managers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the individual sub-accounts disclosed in Note 1 which comprise the Charter National Variable Annuity Account as of December 31, 2014, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights in Note 6 for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP

Chicago, IL
March 31, 2015

CHARTER NATIONAL VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
DECEMBER 31, 2014
-----------------------------------------------------------------------------------------------------------------------------------

                                        Deutsche        Deutsche       Deutsche         Deutsche        Deutsche         Deutsche
                                        Variable        Variable       Variable         Variable        Variable         Variable
                                        Series I        Series I       Series I         Series I        Series I        Series II
                                      Sub-Account      Sub-Account    Sub-Account      Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                                                                        Deutsche                        Deutsche
                                        Deutsche        Deutsche        Deutsche         Global        Deutsche          Global
                                          Bond       Capital Growth    Core Equity     Small Cap     International   Income Builder
                                      VIP Class A      VIP Class A     VIP Class A     VIP Class A    VIP Class A     VIP Class A
                                     --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments, at fair value           $    4,469,821  $   44,106,829  $   17,132,265  $   12,818,034  $   13,221,138  $   12,660,123
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Total assets                       $    4,469,821  $   44,106,829  $   17,132,265  $   12,818,034  $   13,221,138  $   12,660,123
                                     ==============  ==============  ==============  ==============  ==============  ==============
NET ASSETS
Accumulation units                   $    4,469,821  $   44,106,829  $   17,132,265  $   12,818,034  $   13,221,138  $   12,660,123
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Total net assets                   $    4,469,821  $   44,106,829  $   17,132,265  $   12,818,034  $   13,221,138  $   12,660,123
                                     ==============  ==============  ==============  ==============  ==============  ==============
FUND SHARE INFORMATION
Number of shares                            788,328       1,472,682       1,342,654         877,347       1,682,079         514,221
                                     ==============  ==============  ==============  ==============  ==============  ==============
Cost of investments                  $    4,714,050  $   28,012,619  $   11,935,382  $   11,611,011  $   15,863,594  $   11,219,843
                                     ==============  ==============  ==============  ==============  ==============  ==============
ACCUMULATION UNIT VALUE (a)
  Lowest                             $         3.02  $         8.44  $        51.69  $        53.02  $        45.06  $        14.65
                                     ==============  ==============  ==============  ==============  ==============  ==============
  Highest                            $        41.91  $       106.03  $        51.69  $        53.02  $        45.06  $        15.53
                                     ==============  ==============  ==============  ==============  ==============  ==============

(a) The high and low accumulation unit value ("AUV") are reported at the same amount where there is only one policy offered for investment in the  Sub-Account. Otherwise, when more than one policy is available for investment, a high and low AUV is reported.

See notes to financial statements.

CHARTER NATIONAL VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
DECEMBER 31, 2014
-----------------------------------------------------------------------------------------------------------------------------------

                                         Deutsche          Deutsche
                                         Variable          Variable
                                        Series II          Series II
                                       Sub-Account        Sub-Account
                                     ---------------  -------------------
                                         Deutsche          Deutsche
                                       Money Market      Small Mid Cap
                                       VIP Class A     Growth VIP Class A
                                     ---------------  -------------------
ASSETS
Investments, at fair value           $     5,564,525  $          2,199,708
                                     ---------------  --------------------
  Total assets                       $     5,564,525  $          2,199,708
                                     ===============  ====================
NET ASSETS
Accumulation units                   $     5,564,525  $          2,199,708
                                     ---------------  --------------------
  Total net assets                   $     5,564,525  $          2,199,708
                                     ===============  ====================
FUND SHARE INFORMATION
Number of shares                           5,564,525                96,394
                                     ===============  ====================
Cost of investments                  $     5,564,525  $          1,501,864
                                     ===============  ====================
ACCUMULATION UNIT VALUE
  Lowest                             $          9.80  $              18.56
                                     ===============  ====================
  Highest                            $         10.30  $              18.56
                                     ===============  ====================

See notes to financial statements.

CHARTER NATIONAL VARIABLE ANNUITY ACCOUNT

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
-----------------------------------------------------------------------------------------------------------------------------------

                                  Deutsche          Deutsche         Deutsche         Deutsche         Deutsche         Deutsche
                                  Variable          Variable         Variable         Variable         Variable         Variable
                                  Series I          Series I         Series I         Series I          Series I        Series II
                               Sub-Account (b)  Sub-Account (b)  Sub-Account (b)  Sub-Account (b)  Sub-Account (b)  Sub-Account (h)
                               ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                                                      Deutsche
                                   Deutsche        Deutsche          Deutsche          Global          Deutsche     Deutsche Global
                                     Bond       Capital Growth     Core Equity       Small Cap      International   Income Builder
                               VIP Class A (c)  VIP Class A (d)  VIP Class A (e)  VIP Class A (f)  VIP Class A (g)  VIP Class A (i)
                               ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
NET INVESTMENT INCOME
  (LOSS)
Dividends                      $       167,694  $       272,369  $       169,136  $       122,268  $       263,637  $       420,022
Charges from Charter
  National Life
  Insurance Company:
    Mortality and expense risk         (19,795)        (174,442)         (64,886)         (56,059)         (61,533)         (54,654)
    Contract administration            (14,585)        (129,712)         (48,640)         (42,023)         (46,127)         (40,786)
                               ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Net investment income
      (loss)                            133,314          (31,785)          55,610           24,186          155,977          324,582
                               ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON
  INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales              1,554,523        7,042,806        2,318,126        2,153,158        2,220,429        2,399,601
    Cost of investments sold         1,650,352        4,720,940        1,709,369        1,758,780        2,409,839        2,039,658
                               ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
      Realized gains (losses)
        on fund shares                 (95,829)       2,321,866          608,757          394,378         (189,410)         359,943
Realized gain distributions                  -        2,490,014                -        1,584,403                -        1,384,664
                               ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Net realized gains (losses)       (95,829)       4,811,880          608,757        1,978,781         (189,410)       1,744,607
Change in unrealized gains
  (losses)                             246,102           84,773        1,030,278       (2,682,731)      (1,905,918)      (1,643,302)
                               ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Net realized and unrealized
      gains (losses) on
      investments                     150,273        4,896,653        1,639,035         (703,950)      (2,095,328)         101,305
                               ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS       $       283,587  $     4,864,868  $     1,694,645  $      (679,764) $    (1,939,351) $       425,887
                               ===============  ===============  ===============  ===============  ===============  ===============

(b) Previously known as DWS Variable Series I
(c) Previously known as DWS VIP  Bond A
(d) Previously known as DWS VIP Capital Growth A
(e) Previously known as  DWS VIP Core Equity A
(f) Previously known as DWS VIP Global Small Cap Growth A
(g) Previously known as DWS VIP International
(h) Previously known as DWS Variable Series II
(i) Previously known as DWS VIP Global Income Builder A

See notes to financial statements.

CHARTER NATIONAL VARIABLE ANNUITY ACCOUNT

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
-----------------------------------------------------------------------------------------------------------------------------------

                                           Deutsche Variable        Deutsche Variable
                                               Series II               Series II
                                            Sub-Account (h)         Sub-Account (h)
                                         ----------------------  ----------------------
                                                 Deutsche                Deutsche
                                               Money Market           Small Mid Cap
                                             VIP Class A (j)     Growth VIP Class A (k)
                                         ----------------------  ----------------------
NET INVESTMENT INCOME (LOSS)
Dividends                                $                  602  $                    -
Charges from Charter National Life
  Insurance Company:
    Mortality and expense risk                          (24,304)                 (9,401)
    Contract administration                             (18,135)                 (7,048)
                                         ----------------------  ----------------------
    Net investment income (loss)                        (41,837)                (16,449)
                                         ----------------------  ----------------------
NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
    Proceeds from sales                               2,360,085                 925,321
    Cost of investments sold                          2,360,085                 638,435
                                         ----------------------  ----------------------
      Realized gains (losses)
        on fund shares                                        -                 286,886
Realized gain distributions                                   -                       -
                                         ----------------------  ----------------------
    Net realized gains (losses)                               -                 286,886
Change in unrealized gains (losses)                           -                (148,145)
                                         ----------------------  ----------------------
    Net realized and unrealized
      gains (losses) on investments                           -                 138,741
                                         ----------------------  ----------------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                        $              (41,837) $              122,292
                                         ======================  ======================

(h) Previously known as DWS Variable Series II
(j) Previously known as DWS VIP Money Market A II
(k) Previously known as DWS VIP Small Mid Cap Growth A

See notes to financial statements.

CHARTER NATIONAL VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                Deutsche                         Deutsche                        Deutsche
                                           Variable Series I                Variable Series I               Variable Series I
                                            Sub-Account (b)                  Sub-Account (b)                 Sub-Account (b)
                                     ------------------------------  ------------------------------  ------------------------------
                                                Deutsche                       Deutsche                        Deutsche
                                          Bond VIP Class A (c)       Capital Growth VIP Class A (d)   Core Equity VIP Class A (e)
                                     ------------------------------  ------------------------------  ------------------------------
                                          2014            2013            2014            2013           2014            2013
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $      133,314  $      146,439  $      (31,785) $      233,873  $       55,610  $      111,748
Net realized gains (losses)                 (95,829)        (65,408)      4,811,880       1,327,897         608,757         290,254
Change in unrealized gains (losses)         246,102        (274,014)         84,773      10,429,771       1,030,278       4,118,661
                                     --------------  --------------  --------------  --------------  --------------  --------------
Increase (decrease) in net assets
  from operations                           283,587        (192,983)      4,864,868      11,991,541       1,694,645       4,520,663
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                      1,500          28,265          30,449          30,757          28,780          24,557
Benefit payments                           (437,457)       (209,357)     (2,625,862)       (982,751)       (663,954)       (388,703)
Payments on termination                    (425,888)       (274,435)     (2,751,164)     (3,648,103)     (1,063,970)       (807,958)
Contract Maintenance Charge                       -               -             (30)            (30)              -               -
Transfers among the sub-accounts
  and with the Fixed Account - net          276,423        (349,388)       (605,470)       (274,550)        892,083         (15,277)
                                     --------------  --------------  --------------  --------------  --------------  --------------
Increase (decrease) in net assets
  from contract transactions               (585,422)       (804,915)     (5,952,077)     (4,874,677)       (807,061)     (1,187,381)
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS          (301,835)       (997,898)     (1,087,209)      7,116,864         887,584       3,333,282
NET ASSETS AT BEGINNING OF PERIOD         4,771,656       5,769,554      45,194,038      38,077,174      16,244,681      12,911,399
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET ASSETS AT END OF PERIOD          $    4,469,821  $    4,771,656  $   44,106,829  $   45,194,038  $   17,132,265  $   16,244,681
                                     ==============  ==============  ==============  ==============  ==============  ==============
ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                  149,085         168,880         525,099         636,321         348,969         378,228
      Units issued                           25,360           9,676          19,294          18,401          37,502          27,171
      Units redeemed                        (39,251)        (29,471)        (86,334)       (129,623)        (55,033)        (56,430)
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Units outstanding at end of period        135,194         149,085         458,059         525,099         331,438         348,969
                                     ==============  ==============  ==============  ==============  ==============  ==============

(b) Previously known as DWS Variable Series I
(c) Previously known as DWS VIP Bond A
(d) Previously known as DWS VIP Capital Growth A
(e) Previously known as DWS VIP Core Equity A

See notes to financial statements.

CHARTER NATIONAL VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                 Deutsche                        Deutsche                      Deutsche
                                            Variable Series I               Variable Series I             Variable Series II
                                             Sub-Account (b)                 Sub-Account (b)               Sub-Account (h)
                                     ------------------------------  ------------------------------  ------------------------------
                                                Deutsche
                                            Global Small Cap                  Deutsche                  Deutsche Global Income
                                             VIP Class A (f)         International VIP Class A (g)      Builder VIP Class A (i)
                                     ------------------------------  ------------------------------  ------------------------------
                                          2014            2013            2014            2013           2014            2013
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $       24,186  $      (10,767) $      155,977  $      738,564  $      324,582  $      185,779
Net realized gains (losses)               1,978,781       1,258,849        (189,410)       (272,135)      1,744,607         296,276
Change in unrealized gains (losses)      (2,682,731)      2,886,951      (1,905,918)      2,391,440      (1,643,302)      1,558,795
                                     --------------  --------------  --------------  --------------  --------------  --------------
Increase (decrease) in net assets
  from operations                          (679,764)      4,135,033      (1,939,351)      2,857,869         425,887       2,040,850
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                     10,277          11,587          55,475          12,939          14,662          64,110
Benefit payments                           (446,265)       (170,895)       (611,321)       (374,654)       (934,153)       (207,443)
Payments on termination                    (653,591)       (769,881)     (1,210,622)     (1,072,550)       (959,508)     (1,359,249)
Contract Maintenance Charge                       -               -               -               -             (30)            (30)
Transfers among the sub-accounts
  and with the Fixed Account - net         (586,884)       (426,640)        (52,353)       (164,617)       (142,384)       (182,394)
                                     --------------  --------------  --------------  --------------  --------------  --------------
Increase (decrease) in net assets
  from contract transactions             (1,676,463)     (1,355,829)     (1,818,821)     (1,598,882)     (2,021,413)     (1,685,006)
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS        (2,356,227)      2,779,204      (3,758,172)      1,258,987      (1,595,526)        355,844
NET ASSETS AT BEGINNING OF PERIOD        15,174,261      12,395,057      16,979,310      15,720,323      14,255,649      13,899,805
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET ASSETS AT END OF PERIOD          $   12,818,034  $   15,174,261  $   13,221,138  $   16,979,310  $   12,660,123  $   14,255,649
                                     ==============  ==============  ==============  ==============  ==============  ==============
ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                  272,449         300,419         330,188         364,970         946,565       1,068,789
      Units issued                            8,562          18,627           9,178           6,047          30,439          17,385
      Units redeemed                        (39,263)        (46,597)        (45,926)        (40,829)       (161,751)       (139,609)
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Units outstanding at end of period        241,748         272,449         293,440         330,188         815,253         946,565
                                     ==============  ==============  ==============  ==============  ==============  ==============

(b) Previously known as DWS Variable Series I
(f) Previously known as DWS VIP Global Small Cap Growth A
(g) Previously known as DWS VIP International
(h) Previously known as DWS Variable Series II
(i) Previously known as DWS VIP Global Income Builder A

See notes to financial statements.

CHARTER NATIONAL VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                Deutsche                        Deutsche
                                           Variable Series II              Variable Series II
                                            Sub-Account (h)                  Sub-Account (h)
                                    --------------------------------  --------------------------------
                                                Deutsche                   Deutsche Small Mid Cap
                                       Money Market VIP Class A (j)        Growth VIP Class A (k)
                                    --------------------------------  --------------------------------
                                          2014              2013            2014           2013
                                    ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)        $       (41,837) $       (43,548) $       (16,449) $       (12,225)
Net realized gains (losses)                       -                -          286,886          128,649
Change in unrealized gains (losses)               -                -         (148,145)         612,347
                                    ---------------  ---------------  ---------------  ---------------
Increase (decrease) in net assets
  from operations                           (41,837)         (43,548)         122,292          728,771
                                    ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                      5,260            5,436            6,474            6,128
Benefit payments                           (355,005)        (438,142)         (67,303)         (96,061)
Payments on termination                    (785,548)      (1,167,951)        (109,597)        (183,775)
Contract Maintenance Charge                     (30)             (30)               -                -
Transfers among the sub-accounts
  and with the Fixed Account - net          237,363        1,459,517         (365,347)         132,942
                                    ---------------  ---------------  ---------------  ---------------
Increase (decrease) in net assets
  from contract transactions               (897,960)        (141,170)        (535,773)        (140,766)
                                    ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS          (939,797)        (184,718)        (413,481)         588,005
NET ASSETS AT BEGINNING OF PERIOD         6,504,322        6,689,040        2,613,189        2,025,184
                                    ---------------  ---------------  ---------------  ---------------
NET ASSETS AT END OF PERIOD         $     5,564,525  $     6,504,322  $     2,199,708  $     2,613,189
                                    ===============  ===============  ===============  ===============
ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                  627,509          640,856          147,752          162,352
      Units issued                          217,456          337,719           24,861           34,670
      Units redeemed                       (304,357)        (351,066)         (54,113)         (49,270)
                                    ---------------  ---------------  ---------------  ---------------
  Units outstanding at end of period        540,608          627,509          118,500          147,752
                                    ===============  ===============  ===============  ===============

(h) Previously known as DWS Variable Series II
(j) Previously known as DWS VIP Money Market A II
(k) Previously known as DWS VIP Small Mid Cap Growth A

See notes to financial statements.

1.     Organization

     Charter National Variable Annuity Account (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Charter National Life Insurance Company ("Charter National"). The assets of the Account are legally segregated from those of Charter National. Charter National is a wholly owned subsidiary of Allstate Life Insurance Company, which is a wholly owned subsidiary of Allstate Insurance Company, which is wholly owned by Allstate Insurance Holdings, LLC, which is wholly owned by The Allstate Corporation. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

     The assets within the Account are legally segregated from each other into sub-accounts (the "sub-accounts"). Charter National issued the Scudder Horizon Plan variable annuity contract and the Helmsman variable annuity contract (collectively the "Contracts"), the deposits of which are invested at the direction of the contractholders in the sub-accounts that comprise the Account. The Account accepts additional deposits from existing contractholders but is closed to new contractholders. Absent any contract provisions wherein Charter National contractually guarantees either a minimum return or account value upon death or annuitization, variable annuity contractholders bear the investment risk that the sub-accounts may not meet their stated investment objectives. The sub-account names listed below correspond to mutual fund portfolios (Fund or Funds) in which they invest:



     Deutsche Variable Series I (Previously                          Deutsche Variable Series II (Previously known
      known as DWS Variable Series I)                                 as DWS Variable Series II)
          Deutsche Bond VIP Class A (Previously                           Deutsche Global Income Builder VIP Class A
            known as DWS VIP Bond A)                                        (Previously known as DWS VIP Global
          Deutsche Capital Growth VIP Class A                               Income Builder A)
            (Previously known as DWS VIP Capital                          Deutsche Money Market VIP Class A
            Growth A)                                                       (Previously known as DWS VIP Money
          Deutsche Core Equity VIP Class A                                  Market A II)
            (Previously known as DWS VIP Core                             Deutsche Small Mid Cap Growth VIP Class A
            Equity A)                                                       (Previously known as DWS VIP Small Mid
          Deutsche Global Small Cap VIP Class A                             Cap Growth A)
            (Previously known as DWS VIP Global
            Small Cap Growth A)
          Deutsche International VIP Class A
            (Previously known as DWS VIP
            International)


     The net assets are affected by the investment results of each Fund, transactions by contractholders and certain contract expenses (see Note 4). Contractholders' interests consist of accumulation units of the sub-account. The accompanying financial statements include only contractholders' purchase payments applicable to the variable portions of their contracts and exclude any purchase payments directed by the contractholder to the "Fixed Account" in which the contractholders' deposits are included in the Charter National general account assets and earn a fixed rate of return.

     A contractholder may choose from among a number of different underlying mutual fund portfolio options. The underlying mutual fund portfolios are not available to the general public directly. These portfolios are available as investment options in variable annuity contracts or variable life insurance policies issued by life insurance companies, or in certain cases, through participation in certain qualified pension or retirement plans.

     Some of these underlying mutual fund portfolios have been established by investment advisers that manage publicly traded mutual funds that have similar names and investment objectives. While some of the underlying mutual fund portfolios may be similar to and may in fact be modeled after publicly traded mutual funds, the underlying mutual fund portfolios are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual fund portfolios may differ substantially.

2.     Summary of Significant Accounting Policies

     The Account is an investment company and, accordingly, follows the investment company accounting and reporting guidance of the Financial Accounting Standards Board Accounting Standards Codification Topic 946 - Investment Companies, which is part of GAAP.

     Investments - Investments consist of shares of the Funds and are stated at fair value based on the reported net asset values of each corresponding Fund, which in turn value their investment securities at fair value. The difference between cost and fair value of shares owned on the day of measurement is recorded as unrealized gain or loss on investments.

     Dividends - Dividends declared by the Funds are recognized on the ex-dividend date.

     Net Realized Gains and Losses - Net realized gains and losses on fund shares represent the difference between the proceeds from sales of shares of the Funds by the sub-accounts and the cost of such shares, which is determined on a weighted average basis, and realized gain distributions received from the underlying mutual fund portfolios. Transactions are recorded on a trade date basis. Distributions of net realized gains are recorded on the Funds' ex-distribution date.

     Federal Income Taxes - The Account intends to qualify as a segregated asset account as defined by the Internal Revenue Code of 1986 ("Code"). In order to qualify as a segregated asset account, each sub-account is required to satisfy the diversification requirements of Section 817(h) of the Code. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either the statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of the Treasury. The operations of the Account are included in the tax return of Charter National. Charter National is taxed as a life insurance company under the Code and joins with The Allstate Corporation and its eligible domestic subsidiaries in the filing of a consolidated federal income tax return. No income taxes are allocable to the Account.

     The Account had no liability for unrecognized tax benefits as of December 31, 2014. The Account believes that it is reasonably possible that the liability balance will not significantly increase within the next twelve months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits.

     Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Subsequent events were evaluated through March 31, 2015, the date the financial statements were available to be issued.

3.     Fair Value of Assets

     Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets recorded on the Statement of Net Assets at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

          Level 1: Assets whose values are based on unadjusted quoted prices for identical assets in an active market that the Account can access.

          Level  2: Assets  whose  values  are  based  on  the  following:

                    (a) Quoted prices for similar assets in active markets;
                    (b) Quoted prices for identical or similar assets in markets that are not active; or
                    (c) Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset.

          Level 3: Assets whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. U nobservable inputs reflect the Account's estimates of the assumptions that market participants would use in valuing the assets.

     In determining fair value, the Account uses the market approach which generally utilizes market transaction data for the same or similar instruments. All investments during the reporting period consist of shares of the Funds that have daily quoted net asset values for identical assets that the sub-account can access and are categorized as Level 1. Net asset values for these actively traded Funds are obtained daily from the Funds' managers. The Account's policy is to recognize transfers of securities among the levels at the beginning of the reporting period.

4.     Expenses

     Mortality and Expense Risk Charge - Charter National assumes mortality and expense risks related to the operations of the Account and deducts charges daily from the Scudder Horizon Plan contract at a rate equal to .40% per annum of the daily net assets of the Account, but reserves the right to increase the charges for this contract to .70%. For the Helmsman contract, the rate for mortality and expense risk charge is .90% per annum. The mortality and expense risk charge is recognized as a reduction in accumulation unit values and reported on the Statement of Operations. The mortality and expense risk charge covers insurance benefits available with the contracts and certain expenses of the contracts. It also covers the risk that the current charges will not be sufficient in the future to cover the cost of administering the contracts.

     Contract Administration Charge - Charter National deducts administrative expense charges daily at a rate equal to .30% per annum of the daily net assets of the Account for the Scudder Horizon Plan contract and .40% per annum of the daily net assets of the Account for the Helmsman contract. The contract administration charge is recognized as a reduction in accumulation unit values and reported on the Statement of Operations.

     Records Maintenance Charge - Charter National deducts an annual maintenance charge of $30 for the Helmsman contract if the accumulated value in a contract is less than $50,000. Charter National is contractually permitted to deduct an annual maintenance charge of $40 for the Scudder Horizon Plan contract but did not do so in the current or prior years. These charges, if deducted, are recognized as a redemption of units and reported as Contract Maintenance Charge on the Statements of Changes in Net Assets.

CHARTER NATIONAL VARIABLE ANNUITY ACCOUNT
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   PURCHASES OF INVESTMENTS

     The cost of investments purchased during the year ended December 31, 2014 was as follows:

                                                                                          Purchases
                                                                                       ---------------
     Investments in the Deutsche Variable Series I Sub-Accounts (b):
           Deutsche Bond VIP Class A (c)                                               $     1,102,416
           Deutsche Capital Growth VIP Class A (d)                                           3,548,958
           Deutsche Core Equity VIP Class A (e)                                              1,566,675
           Deutsche Global Small Cap VIP Class A (f)                                         2,085,284
           Deutsche International VIP Class A (g)                                              557,585

     Investments in the Deutsche Variable Series II Sub-Accounts (h):
           Deutsche Global Income Builder VIP Class A (i)                                    2,087,434
           Deutsche Money Market VIP Class A (j)                                             1,420,289
           Deutsche Small Mid Cap Growth VIP Class A (k)                                       373,099
                                                                                       ---------------
                                                                                       $    12,741,740
                                                                                       ===============

           (b) Previously known as DWS Variable Series I
           (c) Previously known as DWS VIP Bond A
           (d) Previously known as DWS VIP Capital Growth A
           (e) Previously known as DWS VIP Core Equity A
           (f) Previously known as DWS VIP Global Small Cap Growth A
           (g) Previously known as DWS VIP International
           (h) Previously known as DWS Variable Series II
           (i) Previously known as DWS VIP Global Income Builder A
           (j) Previously known as DWS VIP Money Market A II
           (k) Previously known as DWS VIP Small Mid Cap Growth A

CHARTER NATIONAL VARIABLE ANNUITY ACCOUNT
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS

     A summary of accumulation units outstanding, accumulation unit values, net assets, investment income ratios, expense ratios, excluding expenses of the underlying funds, and total return ratios by sub-accounts is presented below for each of the five years in the period ended December 31, 2014.

     ITEMS IN THE FOLLOWING TABLE ARE NOTATED AS FOLLOWS:

         * INVESTMENT INCOME RATIO - These amounts represent dividends, excluding realized gain distributions, received by the sub-account from the underlying mutual fund, net of management fees assessed by the Fund manager, divided by the average net assets. These ratios exclude those expenses that result in a reduction in the accumulation unit values or redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying mutual fund in which the sub-account invests. The investment income ratio for each product may differ due to the timing of contract transactions.

               Sub-accounts with a date notation indicate the effective date of that investment option in the Account. Consistent with the total return investment income ratio is calculated for the period or from the effective date through the end of the reporting period. The investment income ratio for closed sub-accounts is calculated from the beginning of period, or from the effective date, through the last day the sub-account was open. The investment income ratio is reported at zero when no dividend is received in the Sub-Account during the period or the net asset value at the end of the period is zero.

         ** EXPENSE RATIO - These amounts represent the annualized contract expenses of the sub-account, consisting of mortality and expense risk charges, and contract administration charges, for each period indicated. The ratios include only those expenses that are charged that result in a reduction in the accumulation unit values. Charges made directly to contractholder accounts through the redemption of units and expenses of the underlying Fund have been excluded.

         *** TOTAL RETURN - These amounts represent the total return for the periods indicated, including changes in the value of the underlying Fund, and expenses assessed through the reduction in the accumulation unit values. The ratio does not include any expenses assessed through the redemption of units. The total return is calculated as the change in the accumulation unit value during the reporting period, or the effective period if less than the reporting period, divided by the beginning of period accumulation unit value or the accumulation unit value on the effective date.

                                                           Scudder Horizon Plan Contracts
                                    ----------------------------------------------------------------------------
                                                  At December 31,               For the year ended December 31,
                                    -----------------------------------------  ---------------------------------
                                     Accumulation   Accumulation   Net Assets    Investment   Expense    Total
                                     Units (000s)    Unit Value      (000s)    Income Ratio*  Ratio**  Return***
                                    --------------  ------------  -----------  -------------  -------  ---------
Investments in the Deutsche
  Variable Series I
  Sub-Accounts (b):
    Deutsche Bond VIP Class A (c)
      2014                                     104  $      41.91  $     4,377           3.63%    0.70%      5.89%
      2013                                     118         39.58        4,684           3.47     0.70      -3.71
      2012                                     138         41.10        5,677           4.17     0.70       7.02
      2011                                     153         38.41        5,881           4.21     0.70       4.95
      2010                                     177         36.60        6,491           4.15     0.70       6.04

    (b) Previously known as DWS Variable Series I
    (c) Previously known as DWS VIP Bond A

CHARTER NATIONAL VARIABLE ANNUITY ACCOUNT
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                   Scudder Horizon Plan Contracts (continued)
                                    ----------------------------------------------------------------------------
                                                  At December 31,               For the year ended December 31,
                                    -----------------------------------------  ---------------------------------
                                     Accumulation   Accumulation   Net Assets    Investment   Expense    Total
                                     Units (000s)    Unit Value      (000s)    Income Ratio*  Ratio**  Return***
                                    --------------  ------------  -----------  -------------  -------  ---------
Investments in the Deutsche
  Variable Series I
  Sub-Accounts (b) (continued):
    Deutsche Capital Growth VIP Class A (d)
      2014                                     412  $     106.03  $    43,721           0.61%    0.70%     12.18%
      2013                                     474         94.52       44,807           1.26     0.70      33.70
      2012                                     530         70.69       37,472           0.92     0.70      15.24
      2011                                     578         61.35       35,455           0.79     0.70      -5.14
      2010                                     637         64.67       41,208           0.89     0.70      15.89
    Deutsche
    Core Equity VIP Class A (e)
      2014                                     331         51.69       17,132           1.01     0.70      11.04
      2013                                     349         46.55       16,245           1.47     0.70      36.37
      2012                                     378         34.14       12,911           1.37     0.70      15.00
      2011                                     423         29.68       12,548           1.34     0.70      -0.84
      2010                                     477         29.94       14,270           1.58     0.70      13.60
    Deutsche
      Global Small Cap VIP Class A (f)
      2014                                     242         53.02       12,818           0.87     0.70      -4.80
      2013                                     272         55.70       15,174           0.62     0.70      34.99
      2012                                     300         41.26       12,395           0.65     0.70      14.56
      2011                                     375         36.02       13,504           1.73     0.70     -10.53
      2010                                     438         40.25       17,616           0.40     0.70      25.75
    Deutsche International VIP Class A (g)
      2014                                     293         45.06       13,221           1.75     0.70     -12.38
      2013                                     330         51.42       16,979           5.21     0.70      19.39
      2012                                     365         43.07       15,720           2.14     0.70      19.80
      2011                                     402         35.95       14,463           1.86     0.70     -17.25
      2010                                     473         43.45       20,539           2.09     0.70       0.91

    (b) Previously known as DWS Variable Series I
    (d) Previously known as DWS VIP Capital Growth A
    (e) Previously known as DWS VIP Core Equity A
    (f) Previously known as DWS VIP Global Small Cap Growth A
    (g) Previously known as DWS VIP International

CHARTER NATIONAL VARIABLE ANNUITY ACCOUNT
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                   Scudder Horizon Plan Contracts (continued)
                                    ----------------------------------------------------------------------------
                                                  At December 31,               For the year ended December 31,
                                    -----------------------------------------  ---------------------------------
                                     Accumulation   Accumulation   Net Assets    Investment   Expense    Total
                                     Units (000s)    Unit Value      (000s)    Income Ratio*  Ratio**  Return***
                                    --------------  ------------  -----------  -------------  -------  ---------
Investments in the Deutsche
  Variable Series II
  Sub-Accounts (h):
    Deutsche Global Income Builder VIP Class A (i)
      2014                                     812  $      15.53  $    12,613           3.12%    0.70%      3.10%
      2013                                     941         15.07       14,174           2.01     0.70      15.81
      2012                                   1,063         13.01       13,829           1.60     0.70      12.19
      2011                                   1,202         11.60       13,940           1.61     0.70      -2.11
      2010                                   1,363         11.85       16,151           3.12     0.70      10.45
    Deutsche Money Market VIP Class A (j)
      2014                                     538         10.30        5,534           0.01     0.70      -0.69
      2013                                     624         10.37        6,474           0.01     0.70      -0.69
      2012                                     638         10.44        6,658           0.01     0.70      -0.69
      2011                                     727         10.51        7,642           0.01     0.70      -0.69
      2010                                   1,032         10.59       10,921           0.01     0.70      -0.69
    Deutsche
      Small Mid Cap Growth VIP Class A (k)
      2014                                     118         18.56        2,200           0.00     0.70       4.96
      2013                                     148         17.69        2,613           0.10     0.70      41.78
      2012                                     162         12.47        2,025           0.00     0.70      13.55
      2011                                     196         10.99        2,149           0.80     0.70      -4.58
      2010                                     176         11.51        2,025           0.00     0.70      28.53

    (h) Previously known as DWS Variable Series II
    (i) Previously known as DWS VIP Global Income Builder A
    (j) Previously known as DWS VIP Money Market A II
    (k) Previously known as DWS VIP Small Mid Cap Growth A

CHARTER NATIONAL VARIABLE ANNUITY ACCOUNT
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                 Helmsman Contracts
                                    ----------------------------------------------------------------------------
                                                At December 31,                 For the year ended December 31,
                                    -----------------------------------------  ---------------------------------
                                    Accumulation    Accumulation  Net Assets      Investment  Expense    Total
                                    Units (000s)     Unit Value     (000s)      Income Ratio* Ratio**  Return***
                                    --------------  ------------  -----------  -------------  -------  ---------
Investments in the Deutsche
  Variable Series I
  Sub-Accounts (b):
    Deutsche Bond VIP Class A (c)
      2014                                      30  $       3.02  $        93           3.63%    1.30%      5.25%
      2013                                      31          2.87           88           3.47     1.30      -4.29
      2012                                      31          2.99           92           4.17     1.30       6.37
      2011                                      31          2.82           87           4.21     1.30       4.31
      2010                                      31          2.70           83           4.15     1.30       5.40
    Deutsche Capital Growth VIP Class A (d)
      2014                                      46          8.44          386           0.61     1.30      11.50
      2013                                      51          7.57          387           1.26     1.30      32.90
      2012                                     106          5.70          606           0.92     1.30      14.54
      2011                                     133          4.98          660           0.79     1.30      -5.71
      2010                                     133          5.28          700           0.89     1.30      15.19
    Deutsche International VIP Class A (g)
      2014                                       -           N/A            -           1.75     1.30      19.40
      2013                                       -           N/A            -           0.00     0.00       0.00
      2012                                       -           N/A            -           2.14     1.30      19.40
      2011                                      29          2.68           78           1.86     1.30     -17.75
      2010                                      29          3.26           95           2.09     1.30       0.30
Investments in the Deutsche
  Variable Series II
  Sub-Accounts (h):
    Deutsche Global Income Builder VIP Class A (i)
      2014                                       3         14.65           48           3.12     1.30       2.48
      2013                                       6         14.29           81           2.01     1.30      15.11
      2012                                       6         12.42           71           1.60     1.30      11.51
      2011                                      12         11.14          131           1.61     1.30      -2.70
      2010                                      12         11.45          135           3.12     1.30       9.78
    Deutsche Money Market VIP Class A (j)
      2014                                       3          9.80           30           0.01     1.30      -1.29
      2013                                       3          9.93           31           0.01     1.30      -1.29
      2012                                       3         10.06           31           0.01     1.30      -1.29
      2011                                       3         10.19           32           0.01     1.30      -1.29
      2010                                       3         10.32           32           0.01     1.30      -1.29

    (b) Previously known as DWS Variable Series I
    (c) Previously known as DWS VIP Bond A
    (d) Previously known as DWS VIP Capital Growth A
    (g) Previously known as DWS VIP International
    (h) Previously known as DWS Variable Series II
    (i) Previously known as DWS VIP Global Income Builder A
    (j) Previously known as DWS VIP Money Market A II

                                                                        HELMSMAN


                           CHARTER NATIONAL VARIABLE

                                ANNUITY ACCOUNT

                      STATEMENT OF ADDITIONAL INFORMATION

                                    For the

                    SINGLE PREMIUM VARIABLE DEFERRED ANNUITY

                                   Offered by

                    CHARTER NATIONAL LIFE INSURANCE COMPANY

                           (A Missouri Stock Company)
                              8301 Maryland Avenue
                           St. Louis, Missouri 63105



     This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the Single Premium Variable Deferred Annuity (the "Contract") offered by Charter National Life Insurance Company. You may obtain a copy of the Prospectus dated May 1, 1991, by calling (314) 725-7575, or writing to Charter National Life Insurance Company, 8301 Maryland Avenue, St. Louis, Missouri 63105. Terms used in the current Prospectus for the Contract are incorporated in this Statement.

          THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS
                AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE
                          PROSPECTUS FOR THE CONTRACT.

                               Dated May 1, 1991

                                                                        HELMSMAN


                               TABLE OF CONTENTS
                                                           Page       Prospectus
                                                                      Reference*
STATE REGULATION OF CHARTER...................................5

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF
CERTAIN EXCHANGES AND SURRENDERS..............................5

SAFEKEEPING OF THE VARIABLE ACCOUNTS ASSETS...................5

CALCULATION OF YIELDS AND TOTAL RETURNS.......................5

     Money Market Subaccount Yields...........................6
     Other Subaccount Yields..................................7
     Total Returns............................................8
     Effect of the Records Maintenance Charge on
     Performance Data.........................................9

OTHER PERFORMANCE DATA........................................9

     Non-Standard Average Annual Total Returns................9
     Cumulative Total Returns................................10

LEGAL MATTERS................................................11

EXPERTS......................................................11



     * The corresponding section headings may be found in the Prospectus on the pages indicated.

                                                                        HELMSMAN


     In order to supplement the description in the Prospectus, the following provides additional information about Charter and the Contract which may be of interest to an Owner.

                          STATE REGULATION OF CHARTER

     Charter is a stock life insurance company organized under the laws of Missouri, and is subject to regulation by the Missouri State Division of Insurance. Quarterly statements are filed with the Missouri Commissioner of Insurance covering the operations and reporting on the financial condition of Charter. Periodically, the Missouri Commissioner of Insurance examines the financial condition of Charter, which examination includes the liabilities and reserves of the Variable Account and other separate accounts of which Charter is the depositor.

     In addition, Charter is subject to the insurance laws and regulations of all the states where it is licensed to operate. The availability of the Contract and certain contract rights and provisions depends on state approval and/or filing and review processes. Where required by state law or regulation, the Contract will be modified accordingly.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES
                      OF CERTAIN EXCHANGES AND SURRENDERS

     Under Section 1035 of the Code, generally no gain or loss is recognized on a qualifying exchange of an annuity contract for another annuity contract. A direct exchange of an annuity contract for a Contract should qualify as an exchange under Section 1035 of the Code. There are, however, certain exceptions to this rule. Moreover, although the issue is not free from doubt, certain surrenders under an annuity contract followed by an investment in a Contract also may qualify as exchanges under Section 1035 of the Code. Due to the uncertainty of the rules regarding the determination of whether a transaction qualifies under Section 1035 of the Code, prospective purchasers are urged to consult their own tax advisers.

     In  addition to being nontaxable events, certain exchanges qualifying under
Section 1035 of the Code also may result in a carry-over of the federal income tax treatment of the old annuity contract to the new annuity contract. Due to the complexity of the rules regarding the proper treatment of an exchange qualifying under Section 1035 of the Code, however, prospective purchasers are urged to consult their own tax advisers.

                  SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS

     Charter holds the assets of the Variable Account. The assets are kept segregated and held separate and apart from the general funds of Charter. Charter maintains records of all purchases and redemptions of the shares of each Portfolio. A blanket fidelity bond in the amount of $1,000,000 covers all of the officers and employees of Charter.

                    CALCULATION OF YIELDS AND TOTAL RETURNS

     From time to time, Charter may disclose yields, total returns and other performance data pertaining to the Contracts for the Subaccounts in accordance with the standards defined by the Securities and Exchange Commission. Because of the charges and deductions imposed under a Contract, the yield for the Subaccounts will be lower than the yield for their respective

                                                                        HELMSMAN


Portfolios. Also, because of differences in Variable Account charges for different variable annuity contracts invested in the Variable Account, the yields, total returns and other performance data for the Subaccounts will be different for the Contract than for such other variable annuity contracts. The calculations of yields, total returns and other performance data do not reflect the effect of any premium tax or surrender charge (contingent deferred sales charge) that may be applicable to a particular Contract. Premium taxes currently range from 0% to 3.5% of premium based on the state in which the Contract is sold. Surrender Charges range from 6% to 0% of premiums based on the number of years since the premium was paid and the amount surrendered.

     The performance data for periods prior to the date the Subaccounts commenced operations is based on the performance of the Scudder Variable Life Investment Fund's Portfolios and the assumption that the Subaccounts were in existence for the same periods as the Fund's Portfolios with a level of charges equal to those currently assessed against the Subaccounts. Portfolios and Subaccounts commenced operations as indicated:

     Subaccount/Portfolio            Subaccount             Portfolio

     Money Market                    January, 1988          July, 1985
     Managed Bond                    January, 1988          July, 1985
     Managed Diversified             January, 1988          July, 1985
     Managed Capital Growth          January, 1988          July, 1985
     Managed International           January, 1988          May, 1987
     Managed Natural Resources       May, 1988              May, 1988

Money Market Subaccount Yields

     Based on the method of calculation described below, the Current Yield and Effective Yield for the seven-day period ending December 31, 1990, were as follows:

                             Current Yield = 5.93%

                            Effective Yield: = 6.11%

     The Current Yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) at the end of a seven-day period in the value of a hypothetical account having a balance of 1 unit of the Money Market Subaccount at the beginning of the period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects (i) net income from the Portfolio attributable to the hypothetical account and (ii) charges and deductions imposed under a Contract that are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for (i) the Administration Charge, (ii) the Mortality and Expense Risk Charge, and (iii) the Records Maintenance Charge. Current Yield is be calculated according to the following formula:

                 Current Yield = ((NCS - ES) / UV) X (365 / 7)

                                                                        HELMSMAN


     The seven-day Effective Yield is calculated by compounding the unannualized base period return according to the following formula:

                Effective Yield = (1 + ((NCS - ES) / UV)(365/7)-1

Where, for both formulas:

NCS    =     The net change in the value of the Portfolio for the seven-day period attributable to a hypothetical account having a balance of one Subaccount unit.

ES     =     Per unit expenses of the Subaccount for the Contract for the seven-day period.

UV     =     The unit value for the Contract on the first day of the seven-day period.

     The Current and Effective Yields on amounts held in the Money Market Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Money Market Subaccount's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity, the types and quality of portfolio securities held, and the operating expenses.

Other Subaccount Yields

     Based on the method of calculation described below, for the thirty-day period ending December 31, 1990, the Yield for the Managed Bond Subaccount was as follows:

                                 Yield = 6.69%

     The 30-day Yield refers to income generated by the Managed Bond Subaccount over a specific 30-day period. Because the yield is annualized, the yield generated during the 30-day period is assumed to be generated each 30-day period over a 12-month period. The yield is computed by: (i) dividing the net investment income of the Portfolio attributable to the Subaccount units less Subaccount expenses for the period, by (ii) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period, by (iii) compounding that yield for a 6-month period, and by (iv) multiplying that result by 2. Expenses attributable to the Managed Bond Subaccount include (i) the Administration Charge, (ii) the Mortality and Expense Risk Charge, and (iii) the Records Maintenance Charge. The 30-day Yield is calculated according to the following formula:

    30-Day Yield = 2 X ((((NI - ES) / (U X UV)) + 1)(to the power of 6) - 1)

Where:



NI     =     Net income of the portfolio for the 30-day period attributable to the Subaccounts units.

ES     =     Expenses of the Subaccount for the Contracts for the 30-day period.

                                                                        HELMSMAN


U      =     The average number of units outstanding attributable to the
             Contracts.

UV     =     The unit value for the Contracts at the close (highest) of the last day in the 30-day period.

     The 30-day Yield on amounts held in the Managed Bond Subaccount normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Managed Bond Subaccount's actual yield is affected by the types and quality of portfolio securities held by the Portfolio, and its operating expenses.

Total Returns

     Based on the method of calculation described below, the Average Annual Total Returns for the periods ending December 31, 1990, of the Subaccounts were as follows:

Subaccount                  Inception of the     Inception of the     One Year
                            Subaccount to        Portfolio to         Period Ending
                            12/31/90             12/31/90             12/31/90
----------------------      -----------------    ----------------     -------------
Money Market                    5.37%               5.41%               0.40%
Managed Bond                    4.34%               6.54%               0.57%
Managed Diversified             7.01%               8.66%              (9.23%)
Managed Capital Growth          7.88%               9.92%             (14.68%)
Managed International          12.13%               5.39%             (15.07%)
Managed Natural Resources      (6.23%)             (6.23%)            (28.18%)

     Charter may disclose Total Returns for one or more of the Subaccounts for various periods of time. One of the periods of time will include the period measured from the date the Subaccount commenced operations. When a Subaccount has been in operation for 1, 5, and 10 years, respectively, the Total Return for these periods will be provided. Total Returns for other period of time may, from time to time, also be disclosed. Total Returns represent the average annual compounded rates of return that would equate a single investment of $1,000 to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which Total Return quotations are provided will be for the most recent month end practicable, considering the type and media of the communication and will be stated in the communication.

     Total Returns will be calculated using Subaccount Unit Values which Charter calculates on each Valuation Date based on the performance of the Subaccounts underlying Portfolio, and the deductions for the Mortality and Expense Risk Charge, the Administration Charge, and the Records Maintenance Charge. The Total Return is calculated according to the following formula:

                    TR = -((ERV/P)(to the power of 1/N)) - 1

Where:

                                                                        HELMSMAN


TR     =     The average annual total return net of Subaccount recurring charges for the Contract.

ERV    =     The ending redeemable value of the hypothetical account at the end of the period.

P      =     A hypothetical single payment of $1,000.

N      =     The number of years in the period.

Effect of the Records Maintenance Charge on Performance Data

     The $30 Records Maintenance Charge is deducted annually at the end of each Contract Year from every Contract that has an Accumulated Value of less than $50,000. The $30 is deducted proportionately from each Subaccount and the General Account based on the value of the amounts in each Subaccount and the General Account. For purposes of reflecting the Records Maintenance Charge in yield and total return quotations Charter will convert the $30 annual charge into a per dollar per day charge based on the average Accumulated Value on the last day of the period for which quotations are provided assuming that the charge would be applied to all Contracts, The per dollar per day average charge will then be adjusted to reflect the basis upon which the particular quotation is calculated. Accumulated Value of all Contracts.

     Based on an average Accumulated Value of $40,814.17 as calculated on December 31, 1990 the Records Maintenance Charge used in calculating yields and total returns would have had an annualized effect of approximately .07%. The actual effect that the Records Maintenance Charge may have on yields and total returns will vary from 0% per year for Contracts with an Accumulated Value of $50,000 or more to .30% for Contracts with an Accumulated Value equal to the minimum initial premium of $10,000. For Contracts with an Accumulated value of less than the $10,000 the effect will be greater. The assumed average Records Maintenance Charge will not, except in rare instances, be reflective of its actual effect on a particular Contract.

                             OTHER PERFORMANCE DATA

Non-Standard Average Annual Total Returns

     Based on the method of calculation described thereon Standard Average Annual Total Returns for the periods ending December 31, 1990, of the Subaccounts were as follows:

Subaccount                  Inception of the     Inception of the     One Year
                            Subaccount to        Portfolio to         Period Ending
                            12/31/90             12/31/90             12/31/90
----------------------      -----------------    ----------------     -------------
Money Market                    6.56%               5.84%               6.36%
Managed Bond                    6.77%               6.95%               6.54%
Managed Diversified             8.17%               9.04%              (3.26%)
Managed Capital Growth          9.01%              10.27%              (8.71%)
Managed International          13.18%               6.56%              (9.10%)
Managed Natural Resources      (3.78%)             (3.78%)            (22.21%)


                                                                        HELMSMAN


     Charter may also disclose Average Annual Total Returns in a non-standard format in conjunction with the standard format described above. The non-standard format will be identical to the standard format except that the Surrender Charge percentage will be assumed to be 0%.

Cumulative Total Returns:

     Based on the method of calculation described below, the Cumulative Total Returns for the periods ending December 31, 1990, of the Subaccounts were as follows:

Subaccount                  Inception of the     Inception of the     One Year
                            Subaccount to        Portfolio to         Period Ending
                            12/31/90             12/31/90             12/31/90
----------------------      -----------------    ----------------     -------------
Money Market                   21.01%              36.34%               6.40%
Managed Bond                   21.73%              44.35%               6.57%
Managed Diversified            26.58%              60.40%              (3.28%)
Managed Capital Growth         29.56%              70.58%              (8.75%)
Managed International          45.04%              26.20%              (9.14%)
Managed Natural Resources      (9.78%)             (8.78%)            (22.31%)


     Charter may disclose Cumulative Total Returns in conjunction with the standard format described above. The Cumulative Total Returns will be calculated using the following formula assuming that the Surrender Charge percentage will be 0%.

                                CTR = (ERV/P)-1

Where:

CTR     =     The Cumulative Total Return net of Subaccount recurring charges for the period.

ERV     =     The ending redeemable value of the hypothetical investment at the end of the period.

P       =     A hypothetical single payment of $1,000.

     Charter may disclose yield, standard total returns, and non-standard total returns for the Fund's Portfolios, including such disclosure for periods prior to the date the Variable Account commenced operations. For periods prior to the date the Variable Account commenced operations, performance information for the Subaccounts will be calculated based on the performance of the Fund's Portfolios and the assumption that the Subaccounts were in existence for the same periods as those indicated for the Fund's Portfolios, with a level of charges equal to those currently assessed against the Subaccounts.

     All non-standard performance data will only be disclosed if the standard performance data for the required periods is also disclosed.

                                                                        HELMSMAN


                                 LEGAL MATTERS

     Sutherland, Asbill & Brennan of Washington, D. C. has provided advice on certain legal matters relating to the Federal Securities Laws. All matters of Missouri law pertaining to the Contracts, including the validity of the Contract and Charter's authority to issue the Contract under Missouri Insurance Law, have been passed upon by Lewis, Rice & Fingersh of St. Louis, Missouri.

                                    EXPERTS

     The consolidated financial statements of Charter and subsidiaries and the financial statements of the Charter National Variable Annuity Account included in this Registration Statement have been examined by Coopers & Lybrand, independent certified public accountants, and have been so included in reliance on the report of Coopers & Lybrand given upon the authority of said firm as experts in accounting and auditing.

** Financial statements included in the May 1, 1991 Statement of Additional Information have not been re-filed here.

                                     PART C

                               OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

     (a)  Financial Statements

          All required financial statements are included in Part B of this Registration Statement.

     (b)  Exhibits

          (1)(a)         Resolutions of the Board of Directors of Charter National Life Insurance
                         Company authorizing the establishment of the Charter National Variable
                         Annuity Account (renamed Allstate Life Insurance Company Variable Annuity
                         Separate Account C).     (1)

          (1)(b)         Resolution of the Board of Directors of Charter National Life Insurance Company
                         Approving Plan of Merger with Allstate Life Insurance Company.     (1)

          (1)(c)         Resolution of the Board of Directors of Allstate Life Insurance Company Approving
                         Plan of Merger with Charter National Life Insurance Company.      (1)

          (2)            Not Applicable.***

          (3)(a)         Principal Underwriting Agreement between Charter National Life Insurance Company on its own behalf and on behalf of Charter National Variable Annuity Account,
                         and CNL, Inc.      (2)

          (3)(b)         Expense Reimbursement Agreement between Charter National Life Insurance Company
                         and CNL, Inc.     (2)

          (3)(c)         Marketing and Solicitation Agreement     (2)

          (3)(d)         Principal Underwriting Agreement between Charter National Life Insurance Company and
                         Allstate Life Financial Services, Inc.     (3)

          (4)(a)         Form of Contract for the Single Premium Variable Deferred Annuity.     (4)

          (4)(b)         Change of Company Address Endorsement     (1)

          (5)            Not Applicable

          (6)(a)         Articles of Amendment to the Articles of Incorporation of Allstate Life Insurance
                         Company.     (1)

          (6)(b)         Amended and Restated By-Laws of Allstate Life Insurance Company.     (5)

          (7)            Not Applicable.

          (8)(a)         Participation Agreement between Charter National Life Insurance Company and Scudder
                         Variable Life Investment Fund.     (1)

          (8)(b)         Amendment to Participation Agreement between Scudder Variable Life Investment Fund
                         and Charter National Life Insurance Company (dated as of December 1, 2000).     (1)

          (8)(c)         Participation Agreement among Scudder Variable Series II, Zurich Scudder Investments,
                         Inc., Scudder Distributors, Inc., and Charter National Life Insurance
                         Company (dated as of May 1, 2001).     (1)

          (8)(d)         Supplement to Participation Agreement (as amended and supplemented from time to time)
                         among DWS Variable Series II, Deutsche Investment Management Americas Inc.,
                         DWS Scudder Distributors, Inc. and Charter National Life Insurance Company
                         (dated as of October 1, 2006).     (1)

          (8)(e)         Participating Contract and Policy Agreement between Scudder Fund Distributors, Inc. and
                         CNL, Inc.     (2)

          (8)(f)         Amendment to Participating Contract and Policy Agreement.     (2)

          (8)(g)         Reimbursement Agreement between Scudder, Stevens & Clark Ltd. and Charter National Life
                         Insurance Company.     (2)

          (8)(h)         Purchase Agreement dated February 11, 1998, between Charter National Life Insurance
                         Company, Leucadia National Corporation and Allstate Life Insurance Company
                         and exhibits-including form of Coinsurance Agreement between Charter
                         National Life Insurance Company and Allstate Life Insurance Company and
                         form of Administrative Services Agreement between Charter National Life
                         Insurance Company and Allstate Life Insurance Company.     (6)

          (9)            Opinion and Consent of Counsel.     (4)

          (10)           Consent of Independent Registered Public Accounting Firm.     (4)

          (11)           Not applicable.

          (12)           Not applicable.

          (13)           Powers of Attorney.  (4)

                         Don Civgin
                         James D. Devries
                         Angela K. Fontana
                         Mary Jane Fortin
                         Judith P. Greffin
                         Mario Imbarrato
                         Wilford J. Kavanaugh
                         Katherine A. Mabe
                         Harry R. Miller
                         Samuel H. Pilch
                         Steven E. Shebik
                         Steven P. Sorenson
                         Thomas J. Wilson
                         Matthew E. Winter



1. This exhibit was previously filed in the initial registration statement dated January 4, 2016 (File No. 333-208831) and is incorporated herein by reference.

2. Incorporated herein by reference to Post-Effective Amendment No. 15 to Registration Statement on Form N-4, File No. 33-22925, filed on February 24, 1997.

3. Incorporated herein by reference to Post-Effective Amendment No. 20 to registration statement on Form N-4, File No. 33-22925, filed May 1, 2000.

4.  Filed  herewith.

5. Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4, File No. 333-77605, filed April 24, 2001.

6. Incorporated herein by reference to Post-Effective Amendment No. 17 to Registration Statement on Form N-4, File No. 33-22925, filed on April 24, 1998.

Item 25.        Directors and Officers of the Depositor

NAME AND PRINCIPAL BUSINESS ADDRESS*               POSITION(S) WITH THE DEPOSITOR

Don Civgin                                        Director, Executive Vice President Annuities
James D. DeVries                                  Director
Angela K. Fontana                                 Director, Vice President, General Counsel and Secretary
Mary Jane Fortin                                  Director, President
Judith P. Greffin                                 Director, Executive Vice President and Chief Investment Officer
Mario Imbarrato                                   Director, Vice President and Chief Financial Officer
Wilford J. Kavanaugh                              Director, Senior Vice President
Katherine A. Mabe                                 Director
Harry R. Miller                                   Director, Senior Vice President and Chief Risk Officer
Samuel H. Pilch                                   Director, Senior Group Vice President and Controller
Steven E. Shebik                                  Director
Steven P. Sorenson                                Director
Thomas J. Wilson                                  Director, Chairman of the Board
Matthew E. Winter                                 Director and Chief Executive Officer
D. Scott Harper                                   Senior Vice President and Assistant Treasurer
Marilyn V. Hirsch                                 Senior Vice President
Jesse E. Merten                                   Senior Vice President and Treasurer
P. Kelly Noll                                     Senior Vice President and Chief Privacy Officer
P. John Rugel                                     Senior Vice President
Randal DeCoursey                                  Vice President
Atif J. Ijaz                                      Vice President
Steven M. Miller                                  Vice President
Stephanie D. Neely                                Vice President and Assistant Treasurer
Tracy M. Kirchoff                                 Chief Compliance Officer
Lori A. Cruz                                      Assistant Secretary
Daniel G. Gordon                                  Assistant Secretary
Jay A. Kallas                                     Assistant Secretary
Elizabeth J. Lapham                               Assistant Secretary
Mary Jo Quinn                                     Assistant Secretary
Elliot A. Stultz                                  Assistant Secretary
Lisette S. Willemsen                              Assistant Secretary
Theresa M. Resnick                                Appointed Actuary
Frank R. Fiarito                                  Authorized Representative
Thomas H. Helsdingen                              Authorized Representative
Raymond P. Thomas                                 Authorized Representative
Merlin L. Miller                                  Illustration Actuary

* The principal business address of each person listed is 3075 Sanders Road, Northbrook, Illinois 60062.

Item 26. Persons Controlled By or Under Common Control With the Depositor or Registrant

Incorporated herein by reference to Annual Report on Form 10-K, filed by The Allstate Corporation on February 19, 2015 (File No. 001-11840).

Item 27.   Number of Contract Owners

As of October 21, 2015, there were 7 owners of the single premium variable deferred annuity funded by the Charter National Variable Annuity Account, of which 5 were non-qualified and 2 were qualified.

As of October 21, 2015, there were 1,429 owners of the flexible premium variable deferred annuity funded by the Charter National Variable Annuity Account, of which 1,407 were non qualified and 22 were qualified.

Item 28.   Indemnification

Illinois Business Corporation Act Chapter 805 Section 5/8.75 is a comprehensive provision that describes the power of an Illinois corporation to provide for the indemnification of its officers, directors, employees and agents. This Section also authorizes an Illinois corporation to purchase and maintain insurance on behalf of directors, officers, employees or agents of the corporation.

The By-laws of Allstate Life Insurance Company ("Allstate Life") provide that Allstate Life will indemnify all of its directors, former directors, officers and former officers, to the fullest extent permitted under law, who were or are a party or are threatened to be made a party to any proceeding by reason of the fact that such persons were or are directors or officers of Allstate Life, against liabilities, expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them. The indemnity shall not be deemed exclusive of any other rights to which directors or officers may be entitled by law or under any articles of incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise. In addition, the indemnity shall inure to the benefit of the legal representatives of directors and officers or of their estates, whether such representatives are court appointed or otherwise designated, and to the benefit of the heirs of such directors and officers. The indemnity shall extend to and include claims for such payments arising out of any proceeding commenced or based on actions of such directors and officers taken prior to the effectiveness of this indemnity; provided that payment of such claims had not been agreed to or denied by Allstate Life before such date. The directors and officers of Allstate Life have been provided liability insurance for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of Allstate Life.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers, and controlling persons of Allstate Life Insurance Company pursuant to the foregoing statute, or otherwise, Allstate Life Insurance Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Allstate Life Insurance Company of expenses incurred or paid by a director, officer or controlling person of Allstate Life Insurance Company in successful defense or any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Allstate Life Insurance Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 29.   Principal Underwriter

(a) Allstate Distributors, LLC serves as principal underwriter for: Allstate Life Insurance Company Variable Annuity Separate Account C, Allstate Life Variable Life Separate Account A, and Allstate Financial Advisors Separate Account I, which are separate accounts of Allstate Life Insurance Company;
Allstate Life of New York Separate Account A, which is a separate account of Allstate Life Insurance Company of New York; Intramerica Variable Annuity Account, which is a separate account of Intramerica Life Insurance Company; and Lincoln Benefit Life Variable Life Account and Lincoln Benefit Life Variable Annuity Account, which are separate accounts of Lincoln Benefit Life Company.

(b)  Directors and Officers of Allstate Distributors, LLC:


Name and Principal Business Address*              Positions and Offices with Underwriter
Angela K. Fontana                                 Manager and Assistant Secretary
Mario Imbarrato                                   Manager
Wilford J. Kavanaugh                              Manager, Chairman of the Board and President
P. John Rugel                                     Manager
D. Scott Harper                                   Senior Vice President and Assistant Treasurer
Jesse E. Merten                                   Senior Vice President and Assistant Treasurer
P. Kelly Noll                                     Senior Vice President and Chief Privacy Officer
Marian Goll                                       Vice President and Treasurer
Stephanie D. Neely                                Vice President and Assistant Treasurer
Mary K. Nelson                                    Vice President--Operations
Allen R. Reed                                     Vice President, General Counsel and Secretary
Dana Goldstein                                    Chief Compliance Officer
Daniel G. Gordon                                  Assistant Secretary
Lisette S. Willemsen                              Assistant Secretary

* The principal business address of each person listed is 3075 Sanders Road, Northbrook, IL 60062.

Item 30.   Location of Accounts and Records

All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by Allstate Life Insurance Company at its Home Office.

Item 31.   Management Services

Not Applicable.

Item 32.   Undertakings

Allstate Life Insurance Company hereby represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Allstate Life Insurance Company.

Registrant undertakes to file a post-effective amendment to the registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as premium payments under the variable annuity contracts may be accepted.

Registrant undertakes to include either as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

                                   SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has duly caused this registration statement to be signed on its behalf in the Township of Northfield, in the State of Illinois, on the 4th day of January, 2016.

             Allstate Life Insurance Company Variable Annuity Separate Account C
                          (formerly, Charter National Variable Annuity Account) (Registrant)

                          Allstate Life Insurance Company
                          (Depositor)


                          By: /s/ Angela K. Fontana
                              ---------------------
                              Angela K. Fontana
                              Vice President, General Counsel and Secretary

     Pursuant to the requirement of the Securities Act of 1933, this registration statement has been signed below by the following persons in their capacities on the dates indicated.

Signature                              Title

*/s/ DON CIVGIN                       Director, Executive Vice President, Annuities
---------------
Don Civgin

*/s/ JAMES D. DEVRIES                 Director
---------------------
James D. DeVries

/s/ Angela K. Fontana                 Director, Vice President, General Counsel and Secretary
---------------------
Angela K. Fontana

*/s/ MARY JANE FORTIN                 Director and President
---------------------
Mary Jane Fortin

*/s/ JUDITH P. GREFFIN                Director, Executive Vice President and Chief Investment
 ---------------------                Officer
 Judith P. Greffin

*/s/ MARIO IMBARRATO                  Director, Vice President and Chief Financial Officer
--------------------
Mario Imbarrato

* /s/ WILFORD J. KAVANAUGH            Director and Senior Vice President
--------------------------
Wilford J. Kavanaugh

* /s/ KATHERINE A. MABE               Director
-----------------------
Katherine A. Mabe

*/s/ HARRY R. MILLER                  Director, Senior Vice President and Chief Risk Officer
--------------------
Harry R. Miller

* /s/ SAMUEL H. PILCH                Director, Senior Group Vice President and Controller
---------------------                (Principal Accounting Officer)
Samuel H. Pilch

* /s/ STEVEN E. SHEBIK               Director
----------------------
Steven E. Shebik

* /s/ STEVEN P. SORENSON             Director
------------------------
Steven P. SORENSON

*/s/ THOMAS J. WILSON                Director and Chairman of the Board
---------------------
Thomas J. Wilson

*/s/ MATTHEW E. WINTER               Director and Chief Executive Officer
----------------------
Matthew E. Winter

     * Signed by Angela K. Fontana, as Attorney-in-Fact pursuant to Power of Attorney


Exhibit Index

Exhibit No.
(4)(a)     Form of Contract for the Single Premium Variable Deferred Annuity.
(9)        Opinion and Consent of Counsel
(10)       Consent of Independent Registered Public Accounting Firm
(13)       Powers of Attorney
           Don Civgin
           James D. Devries
           Angela K. Fontana
           Mary Jane Fortin
           Judith P. Greffin
           Mario Imbarrato
           Wilford J. Kavanaugh
           Katherine A. Mabe
           Harry R. Miller
           Samuel H. Pilch
           Steven E. Shebik
           Steven P. Sorenson
           Thomas J. Wilson
           Matthew E. Winter



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